CITIGROUP GLOBAL MARKETS LIMITED

(Registered Number: 01763297)

ANNUAL REPORT AND FINANCIAL STATEMENTS

for the year ended 31 December 2025

Table of Contents

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

The Directors present their strategic report on Citigroup Global Markets Limited (CGML or the Company) on a standalone basis for the year ended 31 December 2025.

1. Introduction

CGML is a wholly owned, indirect subsidiary of Citigroup Inc (Citi), limited by shares. It is Citi's international broker dealer, and one of Citi's four major global booking hubs serving clients from its headquarters in London or its international subsidiaries and branches. It is a market maker in equity, fixed income and commodity products across cash, over-the-counter (OTC) derivatives and exchange-traded markets, as well as a provider of investment banking, capital markets and advisory services. CGML operates globally, generating the majority of its business from the United Kingdom, with the remainder mainly coming from North Asia and North America clusters.

CGML is authorised by the Prudential Regulation Authority (PRA) and regulated by the PRA and Financial Conduct Authority (FCA). CGML is also a Commodity Futures Trading Commission (CFTC) registered swap dealer, and United States Securities Exchange Commission (SEC) registered security-based swap dealer, and is considered a Risk-Taking Operating Material Legal Entity in Citi's Global Resolution Plan. As at 31 December 2025, it had four branch offices and three subsidiaries, listed below. The Italy branch of CGML is currently in liquidation. Changes after the reporting period are discussed in the Strategic and Directors' Reports and in Note 34 'Events after the reporting period'.

EU Branches	Subsidiaries
Italy (in liquidation)	Citigroup Global Markets Europe AG (Germany)
Non-EU Branches	Citigroup Global Markets Funding Luxembourg SCA (Luxembourg)
Israel	Citigroup Global Markets Funding Luxembourg GP S.a.R.L. (Luxembourg)
Switzerland	
UAE	

CGML's businesses predominantly support the Markets and Investment Banking segments of Citi's operations and is almost entirely wholesale in nature, with a client base that encompasses corporates, financial institutions, institutional and other investors, as well as governments and public sector entities. CGML's principal business activities are summarised below:

Business	*Activities*
Equities	Comprises:

- Equity Markets, undertakes market making in, and provides clients with exposure to, equities, convertible bonds, listed and OTC derivatives, structured products, securities financing, and electronic trading.
- Multi Asset Group develops asset-based investment and hedging solutions for distributors and institutional investors, with a particular focus on insurance companies, asset managers (including hedge funds) and pension funds.
- Prime Finance, provides globally co-ordinated prime brokerage services to clients, including securities lending, margin financing, reporting, clearing, custody and structured financing solutions.
- Delta One, which provides access, financing, and investment solutions to a broad spectrum of clients (institutional, corporates and hedge funds) via synthetic products such as swaps, exchange-traded funds (ETFs) and access products.
- Futures and OTC Clearing, which provides clients with access to global liquidity venues, global execution on all major futures exchanges, multi-asset clearing services on global central counterparties (CCPs) and delivery of collateral solutions.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

1.   Introduction (continued)

Business	*Activities*
Rates	Acts as a market maker across a broad range of cash and derivative interest rate products. Activities include trading in government, supranational and agency bonds, covered bonds, and interest rate, cross-currency and inflation-related derivatives.
Financing Desk	Acts as a market maker and liquidity provider across secured financing products, primarily through repo and reverse-repo transactions. It provides financing against a broad range of collateral, including government, supranational and agency bonds, covered bonds and selected credit products across major currencies.
Spread Products	Provides clients with access to investment grade, high yield and distressed bond markets, as well as credit derivatives and structured credit products.
Commodities	Acts as a principal in commodity markets worldwide, providing risk management services to clients, acting as a liquidity provider and providing investor solutions and working capital facilities for commodity inventories.
Investment Banking	Provides structuring and syndication of securities and financing transactions in the bond capital markets and delivers equity and equity-linked solutions in financing acquisitions, funding capital expenditures, managing liabilities, monetising assets, and hedging exposures. The business also provides advisory services to clients in relation to mergers and acquisitions, corporate broking and the raising and restructuring of capital.

A number of CGML's functional operations are carried out in locations outside London, including at Citi Solution Centres in Belfast, Budapest, and Warsaw as well as in locations outside the region. In addition, CGML makes use of a number of affiliated and third party outsourcing arrangements.

2.   CGML Corporate Governance Report and Principal Risks

For the year ended 31 December 2025, under The Companies (Miscellaneous Reporting) Regulations 2018, the Company has applied the Wates Corporate Governance Principles for Large Private Companies (published by the Financial Reporting Council (FRC) in December 2018 and available on the FRC website).

The chart below highlights the main components of CGML's governance structure during 2025, within Citi's UK management and governance framework:

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)



Board and Committees
CGML Board
Audit Committee
Risk Committee
Remuneration Committee
Nomination Committee
UK Executive Governance and Oversight
UK Executive Committee
UK Client Asset Governance Committee
UK Risk Management Committee
UK Assets and Liabilities Committee
UK Business Risk and Control Committee

Principle 1 – Purpose and Leadership

Purpose

CGML's purpose, aligned to that of Citi, is to serve as a trusted partner to clients by responsibly providing financial services that enable growth and economic progress, through its core activities as a global broker dealer, market maker, underwriter and advisory services provider. CGML ensures that its actions are always in clients' interests, create economic value and are systemically responsible.

Strategy

CGML's strategy is aligned to that of Citi and it continues to focus on being the 'preferred partner' for clients and to service their cross-border needs. CGML's strategy is articulated through a multi-year, CGML Board-approved Strategic & Operating Plan, most recently the 2026–2028 Plan, and is centred on four key pillars:

- *Business Growth*

  CGML continues to maintain a strong client franchise and competitive position by capturing growth opportunities and wallet share gains, offering market-leading capabilities, developing innovative digital offerings and addressing evolving client needs.

- *Sustained Financial Performance & Financial Resources Optimisation*

  Management maintains disciplined oversight of earnings, capital, liquidity and risk-weighted asset efficiency, ensuring CGML preserves strong regulatory ratios while supporting profitable business activity. CGML will continue to apply forward-looking scenario planning and robust forecasting to actively manage financial, capital and liquidity resources, enabling planned growth while safeguarding resilience under market volatility and stress.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

2.   CGML Corporate Governance Report and Principal Risks (continued)

Principle 1 – Purpose and Leadership (continued)

- *Transformation*

     Management will drive and embed continuous improvement in its control environment, strong and decisive governance, and high standards of conduct through its three lines of defence. CGML will benefit from improved stability in core platforms and infrastructure, continued data quality and insights improvements, enhanced client experience through agility, scalability and innovation, and operational resilience.

- *Talent, Conduct and Culture.*

     CGML will be an employer of choice and a great place to work: a place which drives effective corporate culture and excellence, where colleagues feel valued, respected, and can grow and develop successful and rewarding long-term careers.

Citi's consent order compliance

Citi has embarked on a multiyear transformation, with the target outcome to change its business and operating models such that they simultaneously strengthen risk and controls and improve Citi's value to customers, clients and shareholders. Citi continues to work constructively with the U.S. regulators and provides information regarding its plans and progress. Locally, CGML provides regular updates on the transformation to the UK and other regulators.

Values and Culture

The Board and senior management are instrumental in shaping good culture and conduct for the Company. The Company's Leadership Principles (We take ownership, We deliver with pride, and We succeed together), represent the qualities, behaviours and expectations employees must exhibit to deliver on the mission of enabling growth and economic progress. The Company strives to create a culture that delivers client excellence, controls excellence and operational excellence.

We strive to build a workforce consisting of the best talent, from the broadest pools available allowing us to best serve our clients and communities globally. Our talent and engagement initiatives enable employees of all backgrounds to feel valued and to thrive. The Company nurtures a culture in which employees hold themselves accountable for managing risk and where they continue to take pride in always doing the right thing. Doing the right thing means that we work every day to foster a culture of excellence for our people by investing in their growth and well-being.

CGML monitors and measures its 'cultural health' and conduct at governance and management meetings and uses a range of measures to help adjust and improve itself. CGML is also fully engaged with Citi's Way - an evergreen firm-wide, visible program of work focused on driving change towards our culture target state. The program's core goal is to enable employees to adapt to changing work situations for successful delivery of Citi's Transformation,

Citi's Code of Conduct prohibits discrimination and harassment and highlights procedures for speaking up and reporting concerns about conduct or situations that may put the Company or its customers at risk. For further details please see the Strategy section on page 3.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 2 – Board Composition

The details of each member of the Board during the year ended 31 December 2025 can be found in the Directors' Report on page 23.

To ensure that the balance of responsibilities, accountabilities and decision making across the Company is effectively maintained, CGML has appointed a separate Chair and Chief Executive.

As at 31 December 2025, the Board consisted of five Executive Directors and five Non-Executive Directors.

The Executive Directors are:
- Tiina Lee – UK Citi Country Officer (CCO) and CGML Chief Executive Officer (CEO)
- Graham Westgarth – UK Chief Financial Officer (CFO)
- Manjira Sen-Gosain – UK Chief Risk Officer (CRO)
- Nicola Atkinson – CGML Chief Operating Officer (COO)
- Amit Raja – Head of Markets for UK, Europe, Middle East & Africa

The Non-Executive Directors are:
- Jonathan Moulds – Chair of CGML Board, Chair of CGML Nomination Committee
- William Fall – Chair of CGML Risk Committee
- Sally Clark – Chair of CGML Audit Committee
- Casper von Koskull – Chair of CGML Remuneration Committee
- Iain Plunkett – Chair of CGML Technology, Data and Operations Forum

The composition of the CGML Board reflects the Company's size and is appropriate for the scale, complexity, regulatory oversight and systemic importance of CGML within Citi. Nicola Atkinson, CGML COO, was appointed as a CGML Executive Director with effect from 16 May 2025 and Evelin Ducsai resigned as a CGML Executive Director with effect from 14 November 2025. On 2 March 2026, Gagan Singh replaced Graham Westgarth as CFO and Executive Director.

Each Board Director brings a wealth of experience in the financial services industry and broker dealer governance. The Non-Executive Directors bring experience in a wide range of fields including risk, finance, internal audit, operations and technology, in addition to perspectives and challenge from their roles within the industry and also outside the sectors in which CGML operates. All Directors have access to the advice and services of the UK Secretariat and may take professional advice at the Company's expense. The duties of the Board are executed partially through Committees. The Non-Executive Directors attend, and all act as chairs of, relevant Committees so that they are able to challenge and influence a broad range of areas affecting CGML.

The Board is supported by Citi's relevant UK Senior Managers (as defined under the Senior Manager and Certification Regime ("SM&CR")) and includes a number of Senior Managers among its members, including the Chief Executive Officer and the EMEA Head of the Markets business together with the UK Heads of Finance and Risk and the CGML COO. The four Non-Executive Directors who serve as chairs of the Board and the Risk, Audit, Nomination and Remuneration Committees are also Senior Managers and are subject to all relevant aspects of the SM&CR, including regulatory pre-approval and conduct rules as well as their statutory duty of responsibility.

The Board is committed to identifying and appointing the best talent from the broadest pools available to serve on the Board and aspires to have a Board comprised of individuals whose backgrounds reflect that of our employees, customers and stakeholders.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 2 – Board Composition (continued)

Effectiveness

The Board operates on a quarterly meeting cycle every year, together with a day for Board Strategy, and more often as required. The Committees meet more frequently, with six to eight meetings per year. In addition to the quarterly meetings, the Board receives technical training in the form of in-depth and targeted education sessions and simulations that cover a variety of topics.

The Board ensures it has the relevant knowledge and skills to fulfil its responsibilities and keep pace with growth and innovation. The CGML Nomination Committee generally undertakes an annual skills assessment exercise and uses the resulting gap analysis to inform its succession planning and continuing education programme for the year ahead.

The Board considers these exercises important in order to identify key areas for future opportunities and improvements. The Board of CGML is focused on being equipped to meet tomorrow's challenges, opportunities and emerging risks, the rapidly changing market, the evolution of competition, trends in its clients' business models and experience expectations, and the effect of new technologies. In that vein, a board effectiveness review was also conducted during 2025 by an independent external expert, the recommendations from which have helped to inform the Board's practices and priorities.

Principle 3 – Director Responsibilities

Accountability

CGML adheres to and seeks to exceed the corporate governance standards expected from a regulated firm of its size and structure. It recognises that success is measured in large part by its ability to deliver a progressive and effective governance model that is both adaptive to the pace of change and robust enough to withstand the challenges it faces.

The governance model also reflects the need to demonstrate influence and oversight of areas where the Board relies on other parts of the Group to achieve the outcomes needed to deliver its own strategies. It requires the senior executives of CGML to operate an effective governance environment coupled with a strong culture of risk management and controls to support good decision-making.

The Board delegates authority for oversight of the day-to-day management of the Company to the UK Executive Committee which meets monthly. It is chaired by the UK CCO, who is also the CGML CEO, and membership includes UK Senior Managers.

Committees

Jonathan Moulds and Casper von Koskull, are also members of the Board of Citigroup, Inc., thereby bringing valuable connectivity between CGML and the wider Citi group, and all of the Non-Executive Directors are independent and have no material business or other relationships with the Company that might influence their independence or judgement. Certain governance responsibilities are delegated to other Board committees: Audit, Risk, Remuneration and Nomination. Each of these Board committees are chaired by Non-Executive Directors and have a separate charter, which include the authorities delegated to them by the Board. Committees meet at least quarterly and report to the Board on a quarterly basis.

In 2025, the Board established a new body, the Technology, Data and Operations Forum, which is also chaired by a Non-Executive Director and has its own charter. The purpose of the forum is to assist the Board and its committees in fulfilling their oversight and decision-making responsibilities with respect to CGML's applicable material change management and transformation activity, including as part of Citi's wider transformation initiatives, the implementation of Citi's Technology, Data and Operations strategy in respect of CGML and the management of operational risk in connection with the execution of relevant programmes. The Forum also meets and reports to the Board on a quarterly basis.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 3 – Director Responsibilities (continued)

Integrity of Information

The Board receives regular and timely information from CGML management on all key aspects of the business including its financial performance, risk management, control environment, market and competitive conditions, Citi global and UK developments, culture and conduct issues and global and local governance and regulatory priorities. The Company's financial statements are subject to an external audit by KPMG LLP on an annual basis, and controls are periodically reviewed by CGML's internal audit function. Other key information is prepared by the relevant internal function.

Principle 4 – Opportunity and Risk

Opportunity

Strategic opportunities are identified in the CGML Strategic and Financial Plan process which is reviewed, discussed and challenged by the Board annually. During the year, potential opportunities are discussed by management at the UK Executive Committee and the Board.

Risk

CGML's principal risk types arise from the nature of the services provided to its clients and include both financial and non-financial elements. The principal risk types identified by management and covered by CGML's Risk Management Framework Addendum are as follows:

- strategic risk;
- market risk;
- liquidity risk;
- credit risk (mainly in the form of counterparty credit risk);
- operational risk;
- compliance risk; and
- reputational risk (managed at the Enterprise level).

The Risk Committee ensures that the principal financial and non-financial risks and emerging risks are identified and managed appropriately and in a timely manner. The Committee continues to refine and enhance the Company's Risk Management Framework and risk registers and works to ensure consistency across operations.

Responsibilities

The Board and its Committees ensure that senior management consider the external factors and dependencies on group-wide initiatives that may impact CGML's strategic opportunities. Risks are managed and mitigation plans designed and executed using CGML's Risk Management Framework Addendum. The key external factors that the Board monitors include:

- Geopolitical and macroeconomic conditions that impact growth opportunities and financial returns and financial returns including disruption arising from the conflicts in Ukraine and the Middle East, supply-chain pressures and inflation. CGML continues to take steps to minimise client and market impact;
- Rapid technological change, including the adoption of artificial intelligence (AI), which offers opportunities to enhance client service and operational efficiency but also introduces material risks across cyber, IT resilience, data management and AI governance. Operations & Technology play a critical role in managing this pace of change and maintaining resilience; and
- Evolving global and local regulatory requirements, which demand strong governance and a robust compliance function capable of managing multiple concurrent regulatory initiatives, including remediation delivery, Basel 3.1 finalisation, operational resilience (third-party and intra-group outsourcing) and broader ESG and climate-related expectations.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 5 – Remuneration

The Remuneration Committee aims to set remuneration at a level that will enable it to secure and retain executives who can deliver the Company's strategy.

The Remuneration Committee is responsible for making recommendations to the Board concerning the Company's remuneration strategy, recruitment framework and long-term incentive plans for senior executives. Pay is aligned with performance and taking into account fair pay and conditions across the Company's workforce.

In fulfilling its role, the Remuneration Committee has regard to the responsibilities set out under the PRA and FCA Remuneration Codes and takes into account, where applicable, relevant guidance and the long-term interests of shareholders, investors and other stakeholders in CGML.

Principle 6 – Stakeholders

As set out above in Principle 3, the Board is clear that progressive and effective governance is essential to deliver its purpose and to protect CGML and Citi's reputation and relationships with all its stakeholder community including clients, employees, shareholders, suppliers, regulators and the local communities in which it operates.

Details of our key stakeholders and our engagement with them are set out in our Section 172(1) Statement below and are incorporated into this statement.

As at 31 December 2025 CGML had 29 approved UK Senior Managers, of whom 4 were CGML Non-Executive Directors and 4 more CGML Executive Directors and 1 CGML CEO. CGML has 2 outgoing UK Senior Manager and there are 2 incoming UK Senior Managers.

Section 172(1) Statement

Section 172(1) of the Companies Act 2006 requires each Director of the Company to act in a way in which he/she considers, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole, and in doing so have regard to a range of matters including:

- the likely consequences of any decision in the long-term;
- the interests of the Company's employees;
- the need to foster the Company's business relationships with suppliers, customers and others;
- the impact of the Company's operations on the community and the environment;
- the desirability of the Company maintaining a reputation for high standards of business conduct; and
- the need to act fairly as between the Company's members.

The Directors of the Company give careful consideration to the matters referred to in section 172(1) when discharging their legal duties. The Board believes in taking decisions for the long-term benefit of the Company and looks to safeguard the Company's reputation by upholding the highest standards of business conduct. Depending on the issue in question, the relevance of each stakeholder group and other relevant factors may vary. As such, the Board strives to understand the needs and priorities of each stakeholder group and the other factors relevant to the issue in question during its deliberations and as part of its decision-making.

Board members receive periodic refresher training on their legal duties and regulatory responsibilities and may seek advice about the implications of these duties at any time from our Company Secretary. New Directors are offered a comprehensive induction programme which includes information on their statutory duties.

To ensure the most efficient and effective approach, stakeholder engagement is led by Citi, in particular where matters are of group-wide significance or have an impact on Citi's reputation including our clients, shareholders, staff and global regulators.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 6 – Stakeholders (continued)

The CGML Board considers and discusses information from across the organisation to help it understand the impact on CGML's operations and the interests and views of its key stakeholders. The Board also reviews strategic and financial performance as well as operational and financial risks and regulator priorities. The Board receives this information in advance of each quarterly meeting, during interim sessions with the CGML Executives and by holding an annual Strategy Day. The CGML Board receives regular updates on Group priorities from the Board of Citigroup, Inc., on which two of its Non-Executive Directors sit, as well as presentations from members of the Group Executive Management Team.

Using all of the above actions, the Board has an overview of engagement with stakeholders which enables the Directors to comply with their legal duty under section 172 of the Companies Act 2006.

Key stakeholder engagement

Clients

The CGML Board receives regular reporting of business and financial performance and themes through the CEO, business heads and finance, allowing an understanding and oversight of the direction of client sentiment. Citi performs client feedback surveys which provide in-depth understanding of our institutional clients' needs and expectations, alongside regular client performance and service benchmarking, leveraging external reporting and analysis where appropriate. The businesses within CGML operate a globally coordinated client-centric sales and relationship management organisation focussed on generating profitable and responsible growth and building market share with some of the most important organisations across the globe.

Employees

CGML is aligned to Citi's mission of enabling growth and economic progress, while adhering to the highest ethical standards. Our culture is embedded through decisions that pass three tests: they are in our clients' interests, create economic value, and are always systemically responsible. At Citi, Culture is a combination of the beliefs and behaviors demonstrated by colleagues; evidenced through the tone set by leaders, our behaviors and norms, who we reward, and the decisions and choices we make.

Citi's culture target state outlines the shifts in behavior required for Citi to deliver its mission and be a trusted client partner responsibly providing financial services to enable growth and economic progress. Citi's Culture Framework outlines the ways in which we can shape our culture, identifying the pillars and drivers of culture we can influence to reach our culture target state and support Citi's strategy through client, operational and controls excellence.

The Human Capital Strategy for CGML addresses key aspects such as Succession Planning, Talent Management and Engagement, and Organizational Culture, aligning with regulatory requirements in the UK.

CGML has embedded the performance management and executive compensation frameworks, policies, and procedures, which utilise four assessment pillars to improve employee accountability (Leadership, Risk & Control, Client & Franchise Outcomes and Financial Performance). In 2025, CGML continued to focus on improving the quality of performance reviews and performance conversations embedding the Leadership principles at the heart of what we do; we take ownership, we deliver with pride, we succeed together. CGML is also supporting Citi's Way program, an evergreen firm-wide, visible program of work focused on driving change towards our culture target state. The program's core goal is to enable employees to adapt to changing work situations for successful delivery of Citi's Transformation.

CGML continues to identify enhancements to attract, engage and retain talent and continue to review our benefits and policies to ensure they are inclusive, family friendly, and cost-effective. Colleagues are encouraged to share their suggestions and views to CGML through several channels, including an employee representative body, Ethics Office, and the Voice of the Employee Survey. The CGML Board receive regular updates on culture, well-being, and resilience.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

2. CGML Corporate Governance Report and Principal Risks (continued)

Principle 6 – Stakeholders (continued)

Suppliers

CGML works to maintain fair, resilient, well controlled and professional working relationships with its suppliers. CGML has a well-established framework for the engagement with and on-going relationship management and controls relating to risks of its key suppliers, ensuring shared values in the conduct of their business. The Modern Slavery Act 2015 ("the Act") obliges the CGML Board to make an annual statement on the reasonable steps taken to ensure that its own operations and supply chains are free of human trafficking and modern slavery. CGML has made annual statements of this nature since the Act came into force. The CGML Audit Committee reviews and challenges the due diligence which underpins the statement. The Board is kept informed of any improvements made by Citigroup.

The information relating to the Modern Slavery Act, as required by the Modern Slavery Act 2015, will be published at https://www.citibank.co.uk/personal/home.do.

Regulators

CGML maintains frequent and transparent engagement with regulators to ensure clarity over its strategy, plan, key risks, opportunities, and progress on ongoing initiatives. Regulatory engagement is maintained at the Board as well as the CGML and Group Management levels to ensure regulatory requirements and expectations are consistently understood and met. Primary regulatory engagement for CGML is with the PRA/Bank of England and FCA supervisory teams, in addition to engaging with the CFTC and SEC internationally. Further, CGML provides ongoing updates to the regulators on, inter alia, its clients, markets, employees, financials, liquidity, risk measures, technology capabilities and operational resilience.

Communities

Citi is in regular dialogue with charities and non-governmental organisations (NGOs), as part of its philanthropic commitment and mission to support the communities in which it operates. Specifically, Citi has a focus on supporting low-income young people into education and employment, food security, and addressing homelessness. The CGML workforce dedicate time through the annual Global Community Day and the London Charity Partner programme. Some of the organisations supported by Citi and Citi employees are also supported financially by the Citi Foundation including Trussell, the Felix Project, Centre for Homelessness Impact, and ThinkForward.

Environment

CGML is subject to the Prudential Regulation Authority's Supervisory Statement 5/25 that sets out expectations for firms' approaches to managing climate-related risks. Citi continues to utilise and develop risk identification, assessment, and measurement capabilities to support our efforts with respect to climate risk management. To this end, we continue to integrate climate related matters into our overarching risk management framework. More information can be found in the Climate Risk and Opportunities section, beginning on page 14. Information on CGML's operational emissions can be found in the Streamlined Energy and Carbon Reporting section, beginning on page 24.

Government and Policymakers

CGML and Citi take their responsibilities as a corporate citizen seriously, and pursues constructive engagement with regulators and policymakers to achieve better public policy solutions for issues such as reform of UK capital markets, competitiveness and the energy transition, which impact our clients, employees and the communities where we operate. For example Citi's Head of Banking and Executive Vice Chair attended the UK Government's International Investment Summit in October 2024 to discuss how the UK can best grow its economy by attracting international investment.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

2.   CGML Corporate Governance Report and Principal Risks (continued)

Principle 6 – Stakeholders (continued)

As part of Citi, CGML engages with policymakers both directly and as part of industry efforts, as a member of a number of financial services trade associations. As part of Citi, CGML complies with relevant transparency requirements, at both the European Union and various individual country level. Details of Citi's entry in the EU's Transparency Register can be found at:
https://transparency-register.europa.eu/search-details_en?id=00353757573-57. Citi is also registered with the Scottish Parliament's Lobbying Register, details of which can be found here: https://www.lobbying.scot/SPS/ Manage/RegisteredUserSearchDetail/32de842a-2fc7-4011-a091-2d56fd048207?public=true.

Citi provides a summary of certain trade and business associations that it is a member of, and how Citi has engaged with them on climate-related issues on page 22 of its 2024 Climate Report which is available here: https://www.citigroup.com/rcs/citigpa/storage/public/2024-citi-climate-report.pdf

Decision making in action

When making decisions, the Board considers inputs from Executive Management and support functions, and provides challenge and oversight. Examples include the approval of annual reports such as the Internal Capital Adequacy Assessment Process ("ICAAP") and the Internal Liquidity Adequacy Assessment Process ("ILAAP").

3.   Financial Highlights

Key Financial Performance Metrics

	2025	2024
Operating Efficiency	82.6%	79.4%
(operating expense as a percentage of gross profit)		
Return on Assets	0.09%	0.16%
(Profit after taxation as a proportion of total assets)		
Return on Tangible Common Equity (TCE)	2.0%	2.8%
(Profit after taxation as a proportion of Tangible Common Equity)		
Return on Tier 1 Capital	1.7%	2.3%
(Profit after taxation as a proportion of Tier 1 capital)		

Return on Tangible Common Equity (TCE) is calculated using profit after taxation excluding dividends received from subsidiaries. TCE is defined inline with Citigroup's methodology as total shareholder's equity less intangible assets, investments in subsidiaries, and related undertakings.

CGML's financial performance for 2025 decreased compared to prior year, largely driven by episodic trades in 2024, and higher withholding tax charges impacting 2025 leading to a higher effective tax rate. Excluding the episodic trades from prior year, the company continues to demonstrate a longer term growth in returns.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

3. Financial Highlights (continued)

3.1 Income Statement Summary

	2025 $ Million	2024 $ Million
Commission income and fees	924	829
Net dealing income	4,471	4,902
Interest receivable	3,031	4,009
Interest payable	(4,101)	(5,723)
Gross profit	**4,325**	**4,017**
Operating expenses	(3,571)	(3,190)
Other income and expenses	19	14
Operating profit on ordinary activities before taxation	**773**	**841**
Tax on profits on ordinary activities	(296)	(164)
Profit after taxation for the financial year	**477**	**677**

Gross Profit

Gross profit increased by $308 million, an 8% increase on 2024 driven by strong Markets performance driven by growth across the business, particularly in Rates due to higher client activity. This growth was partially offset by lower episodic activity across the Equities business.

Commission income and fees

Commission income and fees result from the Investment Banking business, from Equity Cash activity and from inter-company fees which are calculated on an arm's length basis. Commission income and fees increased by $95 million as economic conditions strengthened. This can be attributed to growth in the Investment Banking sector and increased wallet share.

Net Dealing Income

The foremost contributors to net dealing income were the Fixed Income and Equities businesses. Net dealing income fell by $431 million largely on account of a decrease in net interest income on secured financing transactions measured at fair value through profit and loss included under net dealing income in line with the company's accounting policy. This decrease was largely offset by a decrease in net interest paid as noted below.

Interest Receivable and Payable

Interest receivable and payable mainly reflects income and expense from collateralised financing transactions measured at amortised cost. It also includes amounts paid relating to inter-company funding and subordinated debt. Interest receivable and payable decreased over 2025 driven by lower secured financing transactions measured at amortised cost over the course of the year largely driven by higher balances during the first half of 2024. Overall net interest paid decreased from $1,714 million in 2024 to $1,070 million, a decrease of $644 million.

Operating Expenses

Operating expenses were $3,571 million, an increase of $381 million compared to 2024, with the largest costs relating to compensation and benefits of $1,879 million (2024: $1,645 million). The increase in compensation and benefits was largely driven by an increase in headcount and cash incentives paid to staff. Additional increases in operating expenses were largely as a result of increased non-income tax expenses, and an increase in other expenses including revenue related costs and provisions for liabilities.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

3. Financial Highlights (continued)

3.2 Balance Sheet

	31 December 2025	31 December 2024
	$ Million	$ Million
Total Assets	553,502	420,324
Total Liabilities	524,351	390,832
Shareholders' funds	29,151	29,492

CGML's assets consist primarily of collateralised financing transactions, derivatives and trading inventory. Collateralised financing transactions include reverse repos and stock borrows; derivatives encompass interest rate, credit, equity and commodity derivatives; whilst bonds and equities form the largest categories of trading inventory. The Company's liabilities predominantly comprise collateralised financing transactions, derivatives and securities sold not yet purchased. The significant increase in assets and liabilities was largely driven by an increase in derivatives and secured financing transactions measured at fair value through profit and loss. This growth is mainly across Equities and Finance Desk from portfolio growth and onboarding new clients.

Shareholders' funds were $29,151 million (31 December 2024: $29,492 million) which represented a decrease of $(341) million. The reduction in CGML's Shareholders' funds is largely on account of a reduction in equity reserve on shared based payments following the increase in Citi's share price. Other movements include an increase in retained earnings generated by total comprehensive income for the year, less coupon payments for Additional Tier 1 (AT1) Notes.

More detailed information about the composition of CGML's balance sheet, including analyses of its derivative and inventory holdings, can be found in the Balance Sheet and the Notes to the Accounts, in particular Note 15 'Financial assets and liabilities accounting classification and fair values', Note 14: 'Financial assets at fair value through profit or loss', and Note 13 'Derivatives'.

3.3 Regulatory Capital

CGML's regulatory capital position is summarised below.

	2025	2024
	$ Million	$ Million
Capital resources		
Tier 1 capital	28,825	28,861
Tier 2 capital	2,600	2,172
Deductions	(4,627)	(4,617)
Total	**26,798**	**26,416**
Capital requirements (Pillar 1)		
Market risk	3,433	3,484
Credit risk	5,941	5,596
Operational risk	1,963	1,973
Large Exposures risk	403	407
Credit Valuation Adjustment (CVA) risk	281	294
Total	**12,021**	**11,754**
Excess capital over Pillar 1	**14,777**	**14,662**

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

3. **Financial Highlights** (continued)

Tier 1 capital encompasses tangible shareholders' funds. Tier 2 capital comprises long-term subordinated debt that is eligible for inclusion as capital. Deductions from capital include adjustments for the value of the defined benefit pension scheme, intangible assets and additional valuation adjustments.

Pillar 1 prescribes the minimum capital requirements for banks and investment firms under the Basel Capital Accord and the EU Capital Requirements Directive and Regulation. Following the UK's departure from the EU, the UK has on-shored certain parts of the Capital Requirements Regulation ("CRR II") and CRD V and has published rules to implement elements of CRR II in the UK which came into effect on 1 January 2022. In addition to Pillar 1 requirements, the PRA mandates a set of Pillar 2 regulatory capital standards which CGML is required to meet in its Individual Capital Guidance and certain additional capital buffers.

CGML remained in excess of its minimum regulatory capital requirements throughout the year, with management actively monitoring CGML's capital position on a daily basis.

External Environment

The UK Gross Domestic Product ("GDP") is estimated to have grown by 1.3% in 2025, driven primarily by strength in household spending and growth in the services sector. Twelve-month CPI inflation rose to 3.4% in December 2025, up from 2.5% in the twelve months to December 2024. CPI inflation has eased substantially from its peak of 11.1% in October 2022. The Bank of England reduced interest rates from 4.75% in December 2024 to 3.75% by December 2025, following a series of cuts during the year.

4. **Future Outlook**

The Company remains focused on proactively identifying, monitoring, and managing key emerging risks to its strategy and growth, including the geopolitical and economic impacts of the conflict in the Middle East. The Company has a stable business model that has proven its performance and resilience through recent periods of stress and places it in a strong and sustainable position to benefit from opportunities for future growth.

On the 20th January 2026, the PRA published PS1/26, outlining the final instructions relating to the implementation of the Basel 3.1 standards. As part of a multi-year project, the Company is actively preparing to implement these standards, and continues to monitor the associated impacts, which are expected to take effect in 2027.

5. **Climate Risk and Opportunities**

This non-financial and sustainability information statement ("statement") summarises Citigroup Global Markets Limited's ("CGML") approach to incorporating climate risk and opportunity identification, and management, into its overall business strategy and opportunities. This statement is CGML's third statement, having published its first statement in response to the requirements of ss414CA and 414CB Companies Act 2006 in April 2024, and its second statement in April 2025.

CGML is a subsidiary of Citigroup Inc ("Citi") which produces a group-wide Climate Report based on the Taskforce on Climate-related Financial Disclosures recommendations ("Climate Report"). This statement should be read in conjunction with Citi's Climate Report, which is linked to, on page 11, for the purposes of providing additional information on climate-related risks and opportunities at the Citi level.

As a subsidiary of Citi, CGML's approach to climate-related risks and opportunities is based on Citi's group-wide approach. As a broker-dealer, we do not see financially material climate-related risks on CGML given the short-dated nature of the trading book, strong credit counterparties, and our risk management practices. However, CGML continues to evolve its climate risk related practices.

STRATEGIC REPORT

for the year ended 31 December 2025

5. **Climate Risk and Opportunities** (continued)

5.1. Governance

Group governance

At parent company level, Citi's board of directors (the "Citi Board") has ultimate oversight of Citi's approach to considering, evaluating, and integrating climate-related risks and opportunities throughout the organisation. The Risk Management Committee provides oversight of Citi's climate risk management and reviews Citi's key risk policies and practices, including those focused on climate-related risks. At Citi management level, the role of identifying, assessing and managing climate-related risks and opportunities is shared by management and teams across Citi. Teams, including Banking, Markets, Risk Management, Enterprise Services and Public Affairs and Finance, work together to manage climate risks and implement climate-related initiatives. The Climate Risk team, led by the Head of Climate Risk, is responsible for developing capabilities across Citi and embedding climate risk into risk management, governance and processes.

Management at Citi plays an essential role in our sustainability governance through dedicated forums. Groups that are relevant to climate risk management at CGML include:

- The Climate Risk Steering Group provides oversight and guidance for climate risk initiatives and supports the development and integration of climate risk management capabilities. The Steering Group promotes senior global engagement and coordination of resourcing across the firm.

- The Climate Risk Stress Testing Council provides oversight for climate risk stress testing design and execution, ensuring compliance with Citi's stress testing policy.

- The Climate Risk Working Group is a global, cross-functional group that pulls expertise from Risk, Citi's businesses, and various functions. The Group supports the continued development and integration of global climate risk management capabilities.

Within Citi's businesses, product groups have also been adapting their organisational capabilities to support clients with their sustainable finance needs. To increase the level of understanding with internal risk management efforts, training specifically focused on Citi's Climate Risk Management Framework ("Climate RMF") was released in 2025 to certain colleagues to promote a globally consistent approach to managing climate risk across Citi.

CGML governance

At CGML level;

- Climate-related risks are embedded in CGML's board and CGML's Risk and Audit Committees discussions relating to risk management frameworks; scenario analysis; Internal Capital Adequacy Assessment Process ("ICAAP"); Business Proposal Evaluation ("BPE") and Technical Due Diligence ("TDD") of New Activity Approval process and, assurance activities.

- CGML is subject to the UK Senior Managers and Certification Regime, and responsibility for climate financial related risk management has been allocated and split between the senior management function ("SMF") 4 (Chief Risk) and SMF 2 (Chief Finance).

    ◦ The SMF 4 is responsible for identifying and managing the financial risks arising from climate change, and

    ◦ The SMF 2 is responsible for monitoring climate-related financial exposures, where applicable, and for the production and integrity of climate-related financial disclosures, as reported in the UK legal entity financial report, where applicable.

STRATEGIC REPORT

for the year ended 31 December 2025

5.   **Climate Risk and Opportunities (continued)**

CGML governance (continued)

- The UK Executive Committee ("ExCo") acts as the principal executive legal entity governance committee responsible for all activities and risk types for the UK legal entities. This includes providing ultimate oversight of all risks for CGML. The UK Risk Management Committee ("UK RMC") brings escalations to the UK ExCo and to the CGML Risk Committee providing review, challenge and approval (when relevant) of the CGML Climate Risk Identification, Climate Scenario as it relates to ICAAP process, etc.

- Markets have a specialist ESG Risk & Controls role for the Global Markets business, which includes coverage of the Markets business through CGML, and which focuses on governance and regulatory considerations. This role works in partnership with business execution, sales controls, Legal, Compliance, Environmental and Social Risk Management and other stakeholders to ensure appropriate governance for ESG-related transactions.

5.2. Risk Management

Group risk management

Citi continues to develop risk identification, assessment, and measurement capabilities to support our efforts with respect to climate risk management. To this end, we continue to integrate climate related matters into our overarching risk management framework.

Citi's approach to managing climate risk is detailed in the Climate RMF. The Climate RMF details the governance, roles and responsibilities and principles that support the identification, measurement, monitoring, controlling, and reporting of climate risks. The Climate RMF was designed to promote a globally consistent approach for the management of climate risk across Citi. Our climate risk management capabilities will continue to evolve over time as our processes mature and new ones are developed, aligned with industry standards and regulatory requirements.

Citi Risk and Opportunity Identification and Assessment

Through our internal risk identification process, climate risk continues to be designated as a cross-cutting risk that can manifest through each of the risk categories in our risk taxonomy. CGML continues to integrate the tools and capabilities developed at the Citi level to identify, understand, and assess climate risk. Our Climate RMF sets out a common structure for us to identify different types of climate risks, with climate risk now integrated into the firmwide and CGML Risk Identification processes.

To identify and assess climate-related risks we leverage established processes that include the Climate Risk Assessment and Scorecard (CRAS) in wholesale credit underwriting and tools such as the climate heatmaps. For CGML, the Climate Risk Identification process is conducted on a regular basis, to fully evaluate the risks facing the entity.

CGML's approach to climate-related opportunities is further set out in the Strategy section of this statement.

Citi Climate Risk Assessments & Scorecards (CRAS)

CRAS is a tool which is embedded in credit reviews to help evaluate certain corporate clients' material climate-related exposures and their plans for adaptation and mitigation. Whilst a global initiative, this covers several CGML clients across climate-vulnerable sectors.

CRAS leverages quantitative and qualitative inputs from client disclosures, transition risk credit analysis and internal climate risk metrics. The assessment focuses on key components such as climate scenario-based inputs and emissions data, transition and physical risk drivers, financial capacity, climate targets and plans, and overall governance and disclosures.

Through the evaluation of these diverse data points, CRAS generates an overall climate risk score offering valuable insights into climate vulnerabilities and the robustness of mitigation and adaptation efforts. This integrated approach ensures that climate risks are systematically assessed in client-level credit reviews for applicable sectors.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT
for the year ended 31 December 2025

5. Climate Risk and Opportunities (continued)

Scenario Analysis

Citi uses climate scenario analysis to assess and measure risk exposure and potential losses across a range of short- and long-term horizons. We recognize that climate stress testing presents unique complexities, particularly the longer-term horizons involved compared to traditional bank stress tests, as well as challenges in data and modelling required to capture complex interactions between climate change, economic activity and financial markets.

We continue to develop internal capabilities to be able to conduct regular climate risk scenario analysis and stress testing, consistent with our internal stress testing framework. As part of this work, Citi has conducted internal and regulatory climate risk scenario analyses, across physical and transition scenarios and a range of time horizons, globally and for key legal entities, including CGML.

We are leveraging insights from scenario analyses to refine our risk inventory, materiality assessments and risk monitoring and to further strengthen our data and analytical capabilities.

CGML Processes to Manage Climate-Related Risks and Opportunities

CGML leverages Citi's Group level capabilities to conduct climate scenario analysis to provide insights on the potential impact of climate-related risk drivers on its own risk profile and portfolio. CGML continues to conduct an internal climate risk stress test based on a bespoke climate scenario that is benchmarked against other stress scenarios. The recent CGML climate scenario considers both transition and physical risks and includes a carbon price shock and severe weather events that drive macroeconomic, sector and asset class impacts.

CGML adopts Citi's CRMF and documents the legal entity-related governance and roles and responsibilities in the CGML risk management framework. CGML has also incorporated climate risk qualitatively within its board-approved risk appetite statements and uses a legal entity level climate risk dashboard to support risk monitoring that is being regularly shared with CGML senior management. As a broker-dealer, CGML's Markets business currently integrates climate risk as business-as-usual risk management including the management of climate-associated price volatility.

As set out above, CGML's approach to climate-related opportunities is further set out in the Strategy section of this statement.

5.3. Strategy

Citi recognises the impact that climate risk drivers can have on several of our key risk categories. Such risks can manifest themselves differently across our risk categories in the short, medium, and long term and may be either physical or transition-related climate impacts. These risk are further explained in the 2024 Citi Climate Report on page 26-27.

Citi also recognises the low carbon transition as an important area of opportunity for our business and our clients as the global economy shifts over time toward a low-emissions energy mix. The global shift towards a low-carbon economy is dynamic and complex, with an ever-evolving landscape of climate regulation, technology solutions and stakeholder expectations. The transition process is not expected to be linear and has important dependencies, such as enabling public policy and the scaling of key technologies.

Group strategy

At ultimate-parent company level, Citi has a group-wide commitment to achieving net zero greenhouse gas ("GHG") emissions for operational emissions by 2030 and for our financing by 2050. Citi's steps toward its group-level net zero goal have focused on its banking activities, setting interim targets for financed emissions from lending portfolios in ten key sectors and facilitated emissions from debt and equity capital markets activities for the energy, power and auto-manufacturing sectors. In 2021, Citi established its goal to finance and facilitate $1 trillion in sustainable finance by 2030 and continues to make progress towards the goal. Citi has a number of teams that can support clients in their low-carbon transition efforts including industry coverage teams, Sustainability and Corporate Transitions, Sustainable Debt Financing, and our Markets businesses..

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

5. **Climate Risk and Opportunities** (continued)

CGML strategy

CGML's approach to climate-related opportunities and risks reflects the overall business strategy for CGML:

- **Investment Banking:** In Investment Banking, Citi continues to work with our clients across a range of sectors, finding opportunities to engage in pursuing the development and growth of clean energy technologies. Our Debt Capital Markets business continues to support clients' issuance of sustainability-labelled bonds, which contribute to Citi's $1 trillion Sustainable Finance goal.
- **Markets:** Citi continues to work with our clients to address the challenges and capture the opportunities presented by the transition to a low-carbon economy. Markets-related products and services, as well as market-making, offered on CGML can play an important role in helping our clients achieve their objectives. Markets opportunities range from providing products that allow our institutional investor clients to participate in decarbonisation trends, or align their portfolios with their sustainability objectives, through to helping corporate clients hedge power or EV metal price risk or manage their carbon market obligations.
  Markets has a centralised Climate and Sustainability team to support sales and trading teams in the identification, and execution, of opportunities across Markets products and asset classes. Markets Sales and Trading teams, who are well-placed to identify how sustainability and climate risks and opportunities manifest within their products and across asset classes, including CGML offerings, engage with their clients on these topics as part of their ongoing dialogue with clients

In 2025, both qualitative and quantitative analyses including stress testing, were conducted to assess the materiality of climate-related risks on the CGML Markets business model resilience and, the overall CGML risk profile. The climate-related risk factors most relevant to the business, counterparties and exposures were considered as part of the analyses, underpinned by an assessment of revenue exposure to higher-emitting sectors and various transmission channels, including net zero implementation, carbon pricing, and other policy changes to drive energy transition. The analyses concluded that climate-related risks may present certain challenges, however, CGML's business strategy remains resilient given the nature of the products traded and transactions, being subject to established risk management practices, and the velocity of the balance sheet as a broker-dealer.

5.4. Metrics and Targets

CGML does not set sustainability targets or make commitments at a legal entity level. Citi has committed to achieving net zero operational emissions by 2030 and CGML's in-scope operational emissions are included within Citi's global commitment. Operational emissions in this context refers to Scopes 1 and 2 (market-based) emissions for owned and leased facilities and corporate vehicles. Metrics relating to CGML's operational emissions can be found in the Streamlined Energy and Carbon Reporting section.

Citi has also committed to achieving net zero emissions associated with its financing by 2050 and has set 2030 interim emission reduction targets for clients operating within Citi's in-scope lending portfolios in ten sectors (Aluminium, Auto Manufacturing, Aviation, Cement, Commercial Real Estate (in North America), Energy, Power, Shipping, Steel and Thermal Coal Mining). 2030 targets for Auto Manufacturing, Energy and Power also include facilitated emissions from capital markets activities. CGML is not engaged in direct lending and therefore does not have financed emissions, but it may have eligible facilitated emissions associated with its Investment Banking capital markets activities which are covered by Citi's targets. In line with industry practice, broker-dealers such as CGML do not typically report emissions associated with secondary trading activities. Furthermore, Citi has set a goal to finance and facilitate $1 trillion in sustainable finance by 2030, starting in 2020. CGML's eligible financing activities that meet the sustainable finance criteria may be counted towards this goal.

Otherwise, the potential impact of climate-related risk on CGML exposures is measured and monitored using existing "business as usual" metrics and methodologies. CGML has not established specific climate risk Key Risk Indicators (KRIs), with limits and thresholds, however CGML regularly monitors its climate risk exposure to climate vulnerable sectors as part of its climate risk dashboard.

5.   **Climate Risk and Opportunities** (continued)

5.5. Forward-looking disclaimer and materiality

The disclosures included in this statement are being provided in an effort to align with the section 414CA of the Companies Act 2006.

Certain statements herein are "forward-looking statements", including those within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, those statements regarding our operational and financed net-zero targets, sustainable and transition finance goals, and related goals, commitments, strategies, plans, outlook and expected performance. In addition, we may make forward-looking statements in other publicly available documents, and our management may make forward-looking statements orally to analysts, investors, representatives of the media and others. Generally, forward-looking statements are not based on historical facts but instead represent our and our management's current beliefs regarding future events. Such statements may be identified by words such as "believe", "expect", "anticipate", "intend", "aim", "estimate", "continue", "predict", "goal", "focus", "commit", "potential", "target", "plans" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" or "could". However, any statement that is not a statement of historical fact, regardless of whether it uses any of the foregoing words, is a forward-looking statement.

Forward-looking statements are based on management's current expectations and are subject to risks, uncertainties, changes in circumstances and assumptions that are difficult to predict and are often beyond our control and inherently uncertain. These statements are not guarantees of future results, occurrences, performance or condition, and actual results may differ materially from those included in this statement. Moreover, many of the forward-looking statements included in this statement are based on assumptions, standards, metrics, measurements, methodologies, data and internal frameworks believed to be reasonable at the time of preparation but should not be considered guarantees. In particular, assumptions, standards, metrics, methodologies and frameworks for measurement, reporting and analysis of climate change continue to evolve, vary across jurisdictions and regulatory bodies and are the subject of proposed regulatory changes in multiple jurisdictions, which may have a material impact on our future measurement and reporting, as well as the results of the efforts set forth in this statement. Additionally, other sources of uncertainty and limitations exist that are beyond Citi's and CGML's control and could impact Citi's and CGML's plans and timelines, including reliance on technological and regulatory advancements and market participants' behaviours and preferences. Furthermore, our ability to measure many of these goals is dependent on data expected to be measured, tracked and provided by our clients and other stakeholders; as a result, our ability to measure progress and meet our targets is subject to the quality and availability of such data, as discussed in this report. Given the inherent uncertainty of the estimates, assumptions and timelines contained in this statement, we may not be able to anticipate whether or the degree to which we will be able to meet our plans, targets, goals or commitments in advance. Citi and CGML also cannot guarantee that the data provided in its reports and this statement will be consistent year-over-year, as data quality (particularly climate related data) improves and methodologies change. Further, Citi and CGML have not, and do not intend to, independently verify third-party data. This data should not be interpreted as any form of guarantee or assurance of accuracy, future results or trends, and Citi and CGML make no representation or warranty as to third-party information.

Actual results, performance or outcomes may differ materially from those expressed in or implied by any of these forward-looking statements due to a variety of factors, including, among others, global socio-demographic and economic trends, geopolitical challenges and uncertainties, financial results, energy prices, consumer and client behaviour, technological innovations, physical and transition risks associated with climate change, our ability to attract and retain qualified employees, increased attention to climate-related matters, legislative and regulatory changes, potentially conflicting ESG-related initiatives from certain U.S. state and other governments, increased regulatory action and litigation relating to potential "greenwashing" allegations, the outcome of current and future legal proceedings and regulatory investigations, public policies, engagement with clients, suppliers, investors, government officials and other stakeholders, our ability to gather and verify data regarding environmental impacts, our ability to successfully implement various initiatives throughout the company under expected time frames, the ability of our partners or potential partners as well as their suppliers to successfully implement initiatives and produce or scale new technologies under expected time frames, the compliance of various third parties with our policies and procedures and legal requirements and other unforeseen events or conditions.

CITIGROUP GLOBAL MARKETS LIMITED

STRATEGIC REPORT

for the year ended 31 December 2025

5. Climate Risk and Opportunities (continued)

5.5. Forward-looking disclaimer and materiality (continued)

You should not place undue reliance on any forward-looking statement. Other factors that could cause actual results, performance, or outcomes to differ materially from those described in forward-looking statements can be found in this statement, in Citi's filings with the SEC and other disclosures available on our corporate website at www.citigroup.com.

This statement may contain statements based on hypothetical or severely adverse scenarios and assumptions, which may not occur or differ significantly from actual events, and these statements should not necessarily be viewed as being representative of current or actual risk or forecasts of expected risk. Any forward-looking statement speaks only as of the date originally made and is based on management's then-current expectations, and we do not undertake to update any forward-looking statement to reflect the impact of circumstances or events that arise after any forward-looking statement was made. Links and websites referred to in this statement provide supplemental information but are not incorporated by reference in, and do not form a part of, the statement.

Materiality

Approaches to the disclosures included in this statement may differ in certain significant ways from those included in other required disclosures, including under U.S. Securities and Exchange Commission (SEC) rules and regulations and stock exchange listings, and may consider different definitions of materiality. Thus, while certain matters discussed in this statement may be significant, any significance should not be read as necessarily rising to the level of materiality used for the purposes of complying with the U.S. federal securities laws, EU requirements and regulations, or any other legal or regulatory purpose, even if we use the word "material" or "materiality" in this statement, with the exception of the UK's laws requiring this statement.

Some of our sustainability related reports and disclosures, including our voluntary disclosures, may consider different and broader views of materiality based on other frameworks and reporting guidelines that take into consideration a wider range of factors, including the views of stakeholders and the concept of "double materiality," which takes into account how our business is affected by sustainability issues, as well as our impact on society, the environment and climate. Our public disclosures, including our voluntary sustainability- and climate-related disclosures, include a range of topics that we believe are relevant to our businesses and that are of interest to investors and other stakeholders.

This layered approach means that this statement captures details on climate-related risks and opportunities that may not be and are not required to be included in disclosures made pursuant to U.S. federal securities laws and other domestic and international reporting requirements. Our approach to reporting in this statement and other voluntary sustainability-related disclosures also means that statements made in this statement and other voluntary disclosures may use a greater number of assumptions and estimates than many of our required disclosures. These assumptions and estimates are likely to change over time and, when coupled with the longer time frames used in these climate-related disclosures, make any assessment of materiality inherently uncertain.

By order of the Board

T Lee
Director and Chief Executive Officer

22 April 2026

Incorporated in England and Wales
Registered office: Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB
Registered Number: 01763297

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT
for the year ended 31 December 2025

The Directors present their Report and the audited financial statements of CGML for the year ended 31 December 2025.

Going concern basis

The financial statements are prepared on a going concern basis taking into account CGML's existing capital and liquidity resources. The Directors acknowledge the risk that extreme circumstances might adversely impact CGML's ability to continue trading and are satisfied that CGML has the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions. As CGML is part of the Citigroup, the risks that apply to the parent also apply to all subsidiaries within the group including CGML. The risk factors impacting Citigroup Inc. are described in its 2025 annual report on form 10-K, which can be found at http://www.citigroup.com/citi/investor/sec.htm.

The Directors have reviewed the capital, liquidity and financial position of the Company including future capital, liquidity and financial plans covering a period of at least 12 months from the date of approval of these financial statements.

To assess any potential impact on the Company, the Directors reassessed the components of capital, liquidity and the financial position of the Company and have concluded that the going concern basis is still appropriate. The assessment was completed with reference to CGML's continued stress testing processes within its Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP).

Based on the above assessment, the Directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore, have prepared the financial statements on a going concern basis. In addition, Citigroup Inc. continues to provide confirmation that it will provide sufficient funding to the Company to ensure that it maintains a sound financial situation and is in a position to meet its debt obligations for the foreseeable future.

Further information relevant to this assessment is provided in the following sections of these financial statements:
- the principal activities, strategic direction and challenges and uncertainties are described in the Strategic Report on pages 1 to 20;
- a financial summary, including the income statement and statement of financial position, is provided in the financial results section on pages 31 to 35; and
- objectives, policies and processes for managing market, liquidity, credit and operational risk, and CGML's approach to capital management and allocation, are described in Note 29 'Financial instruments and risk management', starting on page 93.

Dividends

During the year CGML paid no dividends on its ordinary shares (2024: $nil).

Information included in the Strategic Report

CGML has elected to include information on financial risk management as per Schedule 7.6(1)(a) & (b) of the "Large and Medium-sized Companies and Groups Regulations 2008" in the Strategic Report as the Directors consider financial risk management to be of strategic importance to CGML. Further details about financial risk management are provided in Note 29 'Financial instruments and risk management.'

For the year ended 31 December 2025, the Company has applied the Wates Corporate Governance Principles for Large Private Companies (the Principles) (as published by the Financial Reporting Council in December 2018 and which are available on its website). Our corporate governance report, describing how CGML has applied the provisions of the Principles over the past year, is presented in the Strategic Report in section 2. (CGML Corporate Governance Report and Principal Risks), including the Section 172(1) Statement.

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT

for the year ended 31 December 2025

Information included in the Strategic Report (continued)

The Strategic Report also incorporates a discussion of likely future business developments, while important events affecting the Company since the end of the financial year are described in Note 34 'Events after the reporting period'. A summary of the Company's overseas branches and subsidiaries can be found in the Introduction to the Strategic Report.

Statement of Directors' responsibilities in respect of the Strategic Report, the Directors' Report and the financial statements

The Directors are responsible for preparing the Annual Report, the Strategic Report, the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. As permitted under those rules, they have elected to prepare the financial statements in accordance with UK-adopted international accounting standards and applicable law.

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable, relevant and reliable;
- state whether they have been prepared in accordance with UK-adopted international accounting standards;
- assess the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are responsible for such internal controls as they determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the relevant corporate and financial information included on Citi's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT
for the year ended 31 December 2025

Directors

The Directors who held office during the year ended 31 December 2025 and since year end were:

Non-Executive
S J Clark
W M N Fall
J P Moulds
I Plunkett
C von Koskull

Executive
N Atkinson (appointed 16 May, 2025)
E Ducsai (resigned on 14 November, 2025)
T Lee
A Raja
M Sen-Gosain
G Singh (appointed 2 March 2026)
G Westgarth (resigned 2 March 2026)

Directors' indemnity

Throughout the year and at the date of this report the Company is party to a group-wide indemnity policy which benefits all of its current Directors and is a qualifying third party indemnity provision for the purpose of section 236 of the Companies Act 2006.

Employment of disabled people

CGML is committed to a policy of recruitment and promotion on the basis of aptitude and skill without discrimination of any kind. Applications for employment by disabled persons are fully and fairly considered having regard to the aptitudes and skill of each applicant. Efforts are made to enable any employees who become disabled during employment to continue their careers within CGML. Training, career development and promotion of disabled persons are equitable and inclusive.

Citi engages Occupational Health Services via a specialist third party, this service can be accessed at anytime during employment to support employees with health conditions, disabilities or unique requirements. Citi uses Occupational Health to advise on reasonable adjustments and to assist those returning to work.

Political contributions

The Company made no political contributions or incurred any political expenditure during the year (2024: $nil).

Sustainable Operations at CGML

CGML, as part of Citigroup Inc. (Citi), has been measuring its environmental footprint for more than two decades and began reporting on its direct operational impacts in 2002. In 2025, Citi maintained its progress to reduce its carbon footprint by continuing to use 100% renewable electricity across its facilities globally and it will continue to work to identify and implement opportunities to reduce the carbon footprint of Citi's portfolio.

Citi' global operations has committed to the following goals for increasing its energy efficiency and reducing greenhouse gas (GHG) emissions by 2025, from a 2010 baseline. CGML, as part of Citi, contributes to these global goals and the progress will be shared in the 2025 Citi Global Sustainability Report. The goals are as follows:
- Achieving a 45% reduction in location-based GHG emissions (CO2e)
- Achieving a 40% reduction in energy consumption and maintain 100% renewable electricity sourcing
- Certifying 40% of floor area to be LEED, WELL or equivalent standard, with a focus on Citi-owned building to operate at the highest level of sustainability.

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT
for the year ended 31 December 2025

Sustainable Operations at CGML (continued)

In addition to these 2025 reduction targets, in March 2021 Citi announced its commitment to net zero emissions for its global operations by 2030, which will include Scope 1 and 2 emissions. Since then, Citi has been evaluating its emissions inventory among all Scope 3 categories to determine which are material and which can be influenced.

Citi presently reports Scope 1, Scope 2 and Scope 3 Business Travel GHG as well as its global energy consumption in the annual Citi Global Sustainability Report.

Streamlined Energy and Carbon Reporting

The following tables present CGML's energy consumption, GHG emissions and chosen intensity metrics for its UK-based operations for the financial years (1st – 31st December) 2023-2025.

Energy Consumption	2023	2024	2025
Energy (MWh)	53,329	62,751	61,239

GHG Emissions

Scope	Source	Unit	2023	2024	2025
1	Direct	tCO2e	3,272	3,387	3,481
2	Indirect – Location-based	tCO2e	6,246	4,173	3,772
	Indirect – Market-based	tCO2e	—	—	—
3	Commercial air & rail travel	tCO2e	1,369	6,112	5,326
	Employee expensed car mileage	tCO2e	—	—	—
Total	**Scope 1, 2 (location) & Scope 3 Business Travel**	**tCO2e**	**10,887**	**13,672**	**12,579**
	Scope 1, 2 (market) & Scope 3 Business Travel	**tCO2e**	**4,641**	**9,499**	**8,807**

Intensity Ratio*	2023	2024	2025
tCO2e/Sq. Ft**	0.022	0.019	0.020
tCO2e/FTE	2.105	1.885	1.769

* these intensity metrics have been calculated using Scope 1 & 2 (location) emissions

** calculated using Citi's total Scope 1 & 2 carbon footprint from the group's UK portfolio

CGML's emissions are calculated in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (revised edition). The boundaries of the GHG inventory are defined using the operational control approach and cover the emissions the Company is responsible for across Scope 1, 2 and Scope 3 business travel. The emissions are calculated using the annual emissions factors published by the Department for Environment, Food & Rural Affairs (DEFRA).

Citi gathers data from its operations on an ongoing basis, with primary evidence sourced from office managers and technical teams. Where Citi pay for occupancy via service charge and the share of consumption is not known, consumption is calculated by benchmarking the energy/square foot against our global portfolio. As multiple Citi-owned subsidiaries occupy the same office spaces and make use of data centres, the figures presented have been calculated using the company's UK headcount pro-rata to the Citi UK headcount. Citi sources 100% renewable electricity in the UK through on-site solar, and green tariffs for electricity directly purchased. Where electricity is obtained in leased properties from landlords, guarantee of origin certificates are purchased for the equivalent amount used.

In 2025, CGML recorded a reduction in overall energy consumption compared to the previous year. Concurrently, DEFRA 2025 emission factor for purchased electricity saw a significant decrease, which contributed to lower Scope 2 emissions. Similarly, Scope 3 business travel emissions also saw a material reduction, primarily driven by updated emissions factors for Air Travel. The DEFRA 2025 emissions factors incorporate new updated Civil Aviation Authority (CAA) data, and adjustments to air transport factors, which together resulted in lower emission factors in 2025 compared to 2024, resulting in a notable decline in overall business travel–related emissions.

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT

for the year ended 31 December 2025

Sustainable Operations at CGML (continued)

Streamlined Energy and Carbon Reporting (continued)

Operational Efficiency Initiatives

In 2023, we started the refurbishment of our EMEA HQ in Canary Wharf, London, by choosing to refurbish rather than move to a new building, 100,000 metric tons of embodied carbon have been avoided. Additionally, the prioritisation of sustainable materials and furniture selection for this refurbishment could result in a reduction of an estimated 10,000 metric tons of embodied carbon. Updating infrastructure and implementing efficiency measures will also minimise electricity consumption and reduce water consumption by 20%. Other decisions such as reusing materials, a fully electric infrastructure and the installation of solar panels, will mean the building will emit zero carbon in normal operation and make the building consistent with Citi's commitment to reach Net Zero in its own operations by 2030. The project is targeting LEED, BREEAM and WELL certifications.

Moreover, an Environmental Management System based on the International Organization for Standardization (ISO) 14001 standard was implemented in 2025 for Citigroup Centre 1, Belfast office, and Riverdale Data Centre, demonstrating Citi's dedication to environmentally responsible operations in the UK.

Citigroup Global Markets Limited continues to advance its efforts to reduce Scope 3 business-travel emissions through the implementation of targeted travel-management initiatives. As part of its ongoing programme, the firm is promoting the selection of lower-emission flight options within its travel policy to encourage more sustainable air-travel decisions. In parallel, travellers are increasingly encouraged to shift from air to rail where operationally feasible, recognising the materially lower carbon intensity associated with rail transport. The firm is further supporting the adoption of accommodation with higher sustainability ratings, ensuring that hotel bookings align with recognised environmental performance standards. In addition, the travel policy now promotes the rental of electric vehicles for business-related rentals, reinforcing Citi's commitment to reducing the carbon impact of necessary ground transport.

Location specific initiatives in action

In the Citigroup Centre (CGC) 1:
- Optimization of the main air conditioning plant including the main chillers and air plant to ensure greater energy consumption efficiencies.
- During 2024, the chilled water flow temperature was increased from 6°C to 8°C. By carrying out this change, the main chillers reduced output considerably, providing significant energy saves.
- Installation of electric car charging points to encourage the use of electric cars.

In the Riverdale Data Centre (RDC):
- Solar panels operating on the rooftop since 2021 are used to power lighting in the building.
- Installation of LED lighting throughout all back of house plantrooms. This was the continuation of the LED installation within all three data halls.
- Replacement of end-of-life assets, including all close control air conditioning units on the data floors. These new units are state of the art centrifugal plug fans that provide greater energy efficiencies in the supply of cool air to the data floors.
- Ekkosense was installed to give full temperature monitoring at the rack and computer room air handler (CRAH) levels.
- Installation of electric car charging points to encourage the use of electric cars.

CITIGROUP GLOBAL MARKETS LIMITED

DIRECTORS' REPORT

for the year ended 31 December 2025

Sustainable Operations at CGML (continued)

Location specific initiatives in action (continued)

In the Belfast Gateway office;
- Based on a net zero carbon audit that was performed, the following operational improvements were completed:
    ▪ The percentage of oxygen in the air mixture on the gas boilers was adjusted, reducing fuel wastage due to more efficient combustion in the equipment.
    ▪ Disconnected unnecessary lighting in the main lobby.
- Installation of motion sensors for the lighting in the common spaces and upgrade to lighting control modules within open plan office areas. This has enhanced the control of lighting resulting in a reduction in energy consumption.
- Installation of a new uninterruptible power supply (UPS) to support critical infrastructure. The new UPS was right sized for the load requirements and building classification. The new unit has lower energy consumption.
- Installation of solar panels in the rooftop, which will provide power to be consumed for site operations.

Events after the reporting period

At the date on which these financial statements were approved, there were no other significant events affecting the Company since the year end.

Disclosure of information to auditors

In accordance with section 418 of the Companies Act 2006 and subject to all the provisions of section 418, the Directors who held office at the date of approval of this Directors' Report confirm that:
- so far as each is aware, there is no relevant audit information of which the Company's Auditor is unaware; and
- each Director has taken all the steps that he/ she ought to have taken as a Director to make himself/ herself aware of any relevant audit information and to establish that the Company's Auditor is aware of that information.

Auditors

In accordance with Section 487 of the Companies Act 2006, the auditor will be deemed to be reappointed and KPMG LLP will therefore continue in office.

By order of the Board.

J P Moulds
Chair and Non-Executive Director

22 April 2026

Incorporated in England and Wales
Registered office: Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB
Registered Number: 01763297

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF CITIGROUP GLOBAL MARKETS LIMITED

Opinion

We have audited the financial statements of Citigroup Global Markets Limited ("the Company") for the year ended 31 December 2025 which comprise the Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, Balance Sheet, Statement of Cash Flows, and related notes, including the accounting policies in note 1.

In our opinion the financial statements:
- give a true and fair view of the state of the Company's affairs as at 31 December 2025 and of its profit for the year then ended;
- have been properly prepared in accordance UK-adopted international accounting standards; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

Additional opinion in relation to EU-adopted IFRS

As explained in note 1 to the financial statements, the Company, in addition to complying with its legal obligation to apply UK-adopted international accounting standards, has also applied International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union ("EU-adopted IFRS").

In our opinion the financial statements have been properly prepared in accordance with EU-adopted IFRS.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Company in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to other entities of public interest. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

Going concern

The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Company or to cease its operations, and as they have concluded that the Company's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over its ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

We used our knowledge of the Company, its industry, and the general economic environment to identify the inherent risks to its business model and analyzed how those risks might affect the Company's financial resources or ability to continue operations over the going concern period. The risks that we considered most likely to adversely affect the Company's available financial resources over this period were:
- Continued risks to global financial markets from geopolitical events (including elections and conflict);
- Continued regulatory pressures; and
- Recent volatility in the financial markets due to rising global macro-economic stresses.

We considered whether these risks could plausibly affect the liquidity in the going concern period by assessing the Directors' sensitivities over the level of available financial resources indicated by the Company's financial forecasts taking account of severe, but plausible adverse effects that could arise from these risks individually and collectively

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF CITIGROUP GLOBAL MARKETS LIMITED

Our procedures also included:

- Critically assessing assumptions in severe, but plausible scenarios relevant to liquidity and capital. We have also assessed whether forecasts of the income statement and balance sheet are internally consistent and are consistent with our knowledge of the Company and the sector in which it operates.
- Evaluating the achievability of the actions the Directors would take to improve the position should the risks materialize, taking into account the extent to which the Directors can control the timing and outcome of these.
- Evaluating the intent, willingness, and ability of Citigroup Inc. ("the parent") to continue to provide support to the Company to the extent required for it to remain a going concern.

We considered whether the going concern disclosure in note 1(a) to the financial statements gives a full and accurate description of the Directors' assessment of going concern, including the identified risks and dependencies.

Our conclusions based on this work:

- we consider that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate;
- we have not identified, and concur with the directors' assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Company's ability to continue as a going concern for the going concern period; and
- we found the going concern disclosure in note 1a to be acceptable.

However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Company will continue in operation.

Fraud and breaches of laws and regulations – ability to detect

Identifying and responding to risks of material misstatement due to fraud

To identify risks of material misstatement due to fraud ("fraud risks") we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:

- Enquiring of Directors, the Audit Committee, Internal Audit and inspection of policy documentation as to the Company's high-level policies and procedures to prevent and detect fraud, including the internal audit function, and the Company's channel for "whistleblowing", as well as whether they have knowledge of any actual, suspected or alleged fraud.
- Reading Board, Audit Committee and Risk Committee minutes.
- Using analytical procedures to identify any unusual or unexpected relationships.

We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit.

As required by auditing standards, and taking into account our overall knowledge of the control environment, we perform procedures to address the risk of management override of controls, in particular the risk that the Company's management may be in a position to make inappropriate accounting entries and the risk of bias in accounting estimates and judgements such as hard to price financial instruments. On this audit we do not believe there is a fraud risk related to revenue recognition because income is automatically calculated by IT applications and there is limited opportunity for manual intervention which limits the opportunity for management to commit fraud through the manipulation of revenue.

We also identified a fraud risk related to existence and accuracy of unconfirmed over the counter derivative transactions as fraudulent trades may be recorded in order to hide existing losses, show fictitious gains or suppress risks. In addition, we identify a risk of fraud within significant accounting estimates relating to the valuation of level 3 hard to price financial instruments.

In determining the audit procedures, we took into account the results of our evaluation and testing of the operating effectiveness of some of the Company-wide fraud risk management controls.

We performed procedures including:

• Identifying journal entries and other adjustments to test based on risk criteria and comparing the identified entries to supporting documentation. These included criteria's such as posting date, journal descriptions and relevant accounts pairings.

• Assessing the unconfirmed over the counter derivative trades as at 31 December 2025, and for a risk-based selection of trades, we inspected the subsequent resolution of these trades and agreed trade details to confirmation agreements.

• Sending independent confirmations to counterparties to obtain evidence over the completeness and existence of the trades and their trade economics as at 31 December 2025;

• Using KPMG Valuation specialists to independently reprice a selection of trades within significant accounting estimates relating to the valuation of level 3 hard to price financial instruments and assessing for bias.

• Incorporating an element of unpredictability in the selection of the nature, timing and extent of audit procedures to be performed, including:

  – increasing the extent of substantive procedures performed on significant accounts; and

  – selecting items for testing that have lower amounts or are otherwise outside customary selection parameters.

Identifying and responding to risks of material misstatement related to compliance with laws and regulations

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, through discussion with the Directors (as required by auditing standards), inspection of the Company's regulatory and legal correspondence and discussed with the Directors the policies and procedures regarding compliance with laws and regulations.

As the Company is regulated, our assessment of risks involved gaining an understanding of the control environment including the entity's procedures for complying with regulatory requirements.

We communicated identified laws and regulations throughout our team and remained alert to any indications of noncompliance throughout the audit.

The potential effect of these laws and regulations on the financial statements varies considerably.

Firstly, the Company is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies' legislation), distributable profits legislation, pensions legislation and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

Secondly, the Company is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or the loss of the Company's license to operate. We identified the following areas as those most likely to have such an effect: regulatory capital and liquidity, money laundering, environmental protection legislation, including emissions trading & climate risk, sanctions lists and financial crime, market abuse regulations, conduct issues, certain aspects of company legislation recognising the financial and regulated nature of the Company's activities, overseas legislation and Client Assets Sourcebook. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the Directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.

Context of the ability of the audit to detect fraud or breaches of law or regulation.

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF CITIGROUP GLOBAL MARKETS LIMITED

In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.

Strategic report and Directors' report

The directors are responsible for the Strategic report and the Directors' report. Our opinion on the financial statements does not cover those reports and we do not express an audit opinion thereon.

Our responsibility is to read the Strategic report and the Directors' report and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work:

- we have not identified material misstatements in the Strategic report and the Directors' report;
- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Matters on which we are required to report by exception

Under the Companies Act 2006, we are required to report to you if, in our opinion:

- adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

Directors' responsibilities

As explained more fully in their statement set out on page 22, the Directors are responsible for: the preparation of the financial statements and for being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC's website at
www.frc.org.uk/auditorsresponsibilities.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF CITIGROUP GLOBAL MARKETS LIMITED

The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Richard Pinks (Senior Statutory Auditor)
for and on behalf of KPMG LLP, Statutory Auditor
Chartered Accountants
15 Canada Square
London E14 5GL
22 April 2026

CITIGROUP GLOBAL MARKETS LIMITED

INCOME STATEMENT

for the year ended 31 December 2025

	Notes	2025 $ Million	2024 $ Million
Commission income and fees	4	924	829
Net dealing income	6	4,471	4,902
Interest receivable	5	3,031	4,009
Interest payable	5	(4,101)	(5,723)
Gross profit		4,325	4,017
Operating expenses	7	(3,571)	(3,190)
Net finance income on pension	8	20	15
Other (expense)/income		(1)	(1)
Operating profit on ordinary activities before taxation		773	841
Tax on profits on ordinary activities	11	(296)	(164)
Profit after taxation for the financial year		477	677

The accompanying notes on pages 37 to 118 form an integral part of these financial statements.

CITIGROUP GLOBAL MARKETS LIMITED

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2025

	Notes	2025 $ Million	2024 $ Million
Profit after taxation for the financial year		477	677
Other Comprehensive Income			
Items that will not be reclassified subsequently to profit or loss:			
Gross gains/(losses) on remeasurement of defined benefit pension asset	**8**	(39)	13
Deferred tax benefit associated with remeasurement of pension asset	8	11	(4)
Deferred tax benefit associated with rate change on remeasurement of pension asset	8	—	—
(Loss)/gain on debt valuation adjustment (DVA) attributed to the change in credit risk		(111)	(76)
Deferred tax benefit/(charge) associated with (loss)/gain on DVA		31	21
Deferred tax benefit/(charge) associated with rate change on DVA		—	—
Total other comprehensive (expense)/income		(108)	(46)
Total comprehensive gain for the financial year		369	631

The net movement in the Statement of Comprehensive Income in respect of the pension scheme reflects changes in the actual and expected returns on scheme assets and liabilities and the related tax impact associated with the balance sheet valuation of the defined pension asset.

The accompanying notes on pages 37 to 118 form an integral part of these financial statements.

CITIGROUP GLOBAL MARKETS LIMITED

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2025

	Notes	Share Capital $ Million	Other equity instruments $ Million	Capital reserve $ Million	Equity reserve $ Million	Retained earnings $ Million	Total $ Million
At 1 January 2024		**20,999**	**4,300**	**—**	**1,282**	**2,790**	**29,371**
Profit after taxation for the year						677	677
Gross losses on remeasurement of defined benefit pension asset	8	—	—	—	—	13	13
Deferred tax benefit associated with remeasurement of pension asset	8	—	—	—	—	(4)	(4)
Deferred tax benefit associated with rate change on remeasurement of pension asset	8	—	—	—	—	—	—
Gain on debt valuation adjustment (DVA)		—	—	—	—	(76)	(76)
Deferred tax charge associated with gains on DVA	22	—	—	—	—	21	21
Deferred tax charge associated with rate change on DVA	22	—	—	—	—	—	—
Total other comprehensive income		—	—	—	—	(46)	(46)
Share based payment transactions	9	—	—	—	(213)	—	(213)
Deferred tax charge associated with share based payment transactions	9	—	—	—	60	—	60
Capital contribution				—	—	—	—
Dividend on other equity instruments		—	—		—	(357)	(357)
At 31 December 2024		**20,999**	**4,300**	**—**	**1,129**	**3,064**	**29,492**
Profit after taxation for the year		—	—	—	—	477	477
Gross losses on remeasurement of defined benefit pension asset	8	—	—	—	—	(39)	(39)
Deferred tax benefit associated with remeasurement of pension asset	8	—	—	—	—	11	11
Deferred tax benefit associated with rate change on remeasurement of pension asset	8	—	—	—	—	—	—
Loss on debt valuation adjustment (DVA)		—	—	—	—	(111)	(111)
Deferred tax benefit associated with gains on DVA	22	—	—	—	—	31	31
Deferred tax benefit associated with rate change on DVA	22	—	—	—	—	—	—
Total other comprehensive expense		—	—	—	—	(108)	(108)
Share based payment transactions	9	—	—	—	(515)	—	(515)
Deferred tax benefit associated with share based payment transactions	9	—	—	—	144	—	144
Capital contribution	28	—	—	—	—	—	—
Dividend on other equity instruments		—	—	—	—	(339)	(339)
At 31 December 2025		**20,999**	**4,300**	**—**	**758**	**3,094**	**29,151**

During the current period, the Company identified an immaterial prior period misstatement primarily relating to the presentation and allocation of certain deferred tax balances associated with items recognised in equity and other comprehensive income. The impact of the correction has been recognised in the opening retained earnings.

The other equity instruments relate to Additional Tier 1 notes. Further information is included in Note 28 'Capital and reserves'. The equity reserve includes the fair value movement of the share based incentives issued, and other fair value movements captured in equity.

The accompanying notes on pages 37 to 118 form an integral part of these financial statements.

CITIGROUP GLOBAL MARKETS LIMITED

BALANCE SHEET

for the year ended 31 December 2025

	Notes	31 December 2025 $ Million	31 December 2024 $ Million
Assets			
Financial assets at amortised cost			
– cash at bank	12	11,281	8,208
– collateralised financing transactions	15	87,272	89,274
Financial assets mandatorily at fair value through profit or loss			
– derivatives	13	231,501	178,675
– inventory	14	83,573	59,516
– equity securities held for investment	16	131	114
Financial assets designated at fair value through profit or loss	13	90,715	47,790
Investments in subsidiary and related undertakings	20	5,330	5,330
Pension asset	8	347	344
Current tax asset		236	224
Deferred tax asset		485	341
Other assets	18	42,631	30,508
Total Assets		**553,502**	**420,324**
Liabilities and Equity			
Financial liabilities at amortised cost			
– bank loans and overdrafts	15	1,038	1,086
– collateralised financing transactions	15	77,085	70,727
Financial liabilities mandatorily at fair value through profit or loss			
– derivatives	13	235,528	178,045
– securities sold but not yet purchased	15	32,446	32,285
Financial liabilities designated at fair value through profit or loss	15	122,419	63,100
Deferred tax liability		97	99
Other liabilities	23	43,838	35,190
Subordinated loans	27	11,900	10,300
Total Liabilities		**524,351**	**390,832**
Capital and reserves			
Called up share capital	28	20,999	20,999
Other equity instruments	28	4,300	4,300
Capital reserve	28	—	—
Retained earnings and other reserves		3,852	4,193
Shareholders' funds		**29,151**	**29,492**
Total Liabilities and Shareholders' Funds		**553,502**	**420,324**

The accompanying notes on pages 37 to 118 form an integral part of these financial statements.

The financial statements on pages 32 to 118 were approved by the Directors on 22 April 2026 and were signed on their behalf by:

G Singh
Director
Registered Number: 01763297

CITIGROUP GLOBAL MARKETS LIMITED

STATEMENT OF CASH FLOWS

for the year ended 31 December 2025

	Notes	2025 $ Million	2024 $ Million
Cash flows from operating activities:			
Profit before taxation		773	841
Adjustments for:			
Depreciation and amortisation	7	51	51
Provision charged and other movements during the year	24	(33)	(175)
(Income)/expense related to Pension	8	20	(24)
Net impairment charge/(release) on investment securities	20		—
Net impairment loss on loans and advances	7	(15)	(12)
Net loss/(gain) on other fair value items	16	(17)	26
Other non-cash movements including exchange rate movements		14	(12)
Net interest income	5	1,070	1,714
		1,863	2,409
Changes in:			
Financial assets at amortised cost		2,002	30,500
Financial assets mandatorily at fair value through profit or loss		(76,899)	3,474
Financial assets designated at fair value through profit or loss		(42,925)	51,754
Other assets		(12,981)	495
Financial liabilities at amortised cost		6,358	(38,684)
Financial liabilities mandatorily at fair value through profit or loss		57,644	(25,521)
Financial liabilities designated at fair value through profit or loss		59,319	(25,204)
Other liabilities		8,336	4,448
		2,717	3,671
Interest received		3,281	3,696
Interest paid		(3,892)	(5,086)
Income taxes paid		(242)	(141)
Net cash used in operating activities		**1,864**	**2,140**
Cash flows from investing activities			
Dividends received from investments		78	19
Acquisition of investment securities	20	—	—
Acquisition of intangible assets	19	(82)	(94)
Net cash used in investing activities		**(4)**	**(75)**
Cash flows from financing activities			
Issue of Additional Tier 1 capital	28	—	—
Capital contribution received from parent	28	—	—
Repayment of subordinated loan liabilities	27	1,600	(800)
Dividends paid on other equity instruments		(339)	(357)
Net cash from financing activities		**1,261**	**(1,157)**
Net increase in cash and cash equivalents		3,121	908
Cash at bank including bank overdrafts at 1 January		7,122	6,214
Cash at bank including bank overdrafts at 31 December		**10,243**	**7,122**

Under IAS 7, Bank overdrafts which are repayable on demand and which form an integral part of an entity's cash management are also included as a component of cash and cash equivalents in the Statement of Cash Flows.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

1. **Material accounting policies**

(a)   Basis of presentation

The financial statements of the Company have been prepared in accordance with UK-adopted international accounting standards, and International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union ("EU-adopted IFRS"). The financial statements have been prepared on a going concern basis and, in accordance with the Companies Act 2006 as applicable to CGML.

The financial statements have been prepared in US Dollars, which is the functional and presentational currency of the Company, and any reference to $ in these financial statements refers to US Dollars. The Company has rounded figures to the nearest million $, unless otherwise stated.

As permitted under section 401 of the Companies Act 2006, consolidated financial statements have not been prepared because the Company is a wholly owned subsidiary of the ultimate parent, Citigroup Inc., which prepares consolidated financial statements under United States Generally Accepted Accounting Principles (US GAAP). The Company meets the criteria for exemption from the obligation to prepare and deliver group accounts that is available to a company included in non-European Economic Area (EEA) group accounts of a larger group. These financial statements therefore present information about the Company as an individual undertaking and not about its group. Citigroup Inc. makes its financial statements available to the public on a quarterly basis.

As was reported on page 10 of the ultimate parent company's (Citigroup's) Annual Report on SEC Form 10-K for the year ended 31 December 2025, various macroeconomic, geopolitical and regulatory uncertainties and challenges pose risks to economic conditions in the U.S. and globally, including, among others, any resurgence in inflation; changes to trade, immigration, energy and other policies resulting from the new U.S. administration; changes in interest rate policies; the Russia-Ukraine war; conflicts in the Middle East; and economic conditions and tensions involving China. These and other risks could negatively impact economic growth rates and unemployment levels in the U.S. and other countries and result in volatility and disruptions in financial markets. Such risks could also adversely affect Citi's customers, clients, businesses, funding costs, cost of credit and overall results of operations and financial condition during 2025.

Going concern basis

To assess any potential impact on the Company, the Directors reassessed the components of capital, liquidity and the financial position of the Company and have concluded that the going concern basis is still appropriate. The reassessment was completed with reference to the stress testing processes within the ICAAP and ILAAP which demonstrated that CGML has sufficient capital and liquidity buffers to withstand the current market conditions. In this reassessment, the Directors considered severe but plausible downside scenarios, including stress tests aligned to the ICAAP for which the Company uses an internal model. The stress scenarios are considered to be at least as severe as the Bank of England's Scenario for banks and building societies not part of concurrent stress testing scenario. This analysis indicated that the Company would maintain capital and liquidity headroom throughout the period covered by the forecasts, even in plausible downside scenarios.

The Directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore, have prepared the financial statements on a going concern basis. In addition, Citigroup Inc. continues to provide confirmation that it will provide sufficient funding to the Company to ensure that it maintains a sound financial situation and is in a position to meet its debt obligations for the foreseeable future.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. **Material accounting policies** (continued)

(b) *Changes in accounting policy and disclosures*

The accounting policies adopted are consistent within the accounts and with those of the previous financial year. Amendments and improvements to IFRS standards implemented as at 1 January 2025 did not have a material impact on the Company.

Standards and amendments issued and effective from 1 January 2025

The following new accounting standard or interpretation applicable to the Company was adopted in 2025.
- Lack of Exchangeability (Amendments to IAS 21)

Standards and amendments issued but not yet effective as at 31 December 2025

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning on or after January 1 2026 and earlier application is permitted. However, the Company has not early adopted the new and amended accounting standards in preparing these financial statements. The following new and amended accounting standards are not expected to have a material impact on the entity financial statements.
- Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7); and
- Annual Improvements to IFRS Accounting Standards -Volume 11
- Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
- IFRS 18 Presentation and Disclosure in Financial Statements
- IFRS 19 Subsidiaries without Public Accountability: Disclosures
- The Effect of Changes in Foreign Exchange Rates: Transition to a Hyperinflationary Presentation Currency (Amendments to IAS 21)
- Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28).

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

1. Material accounting policies (continued)

(c)   Financial instruments

Classification and measurement

From a classification and measurement perspective, IFRS 9 requires all financial assets, except equity instruments and derivatives, to be assessed based on a combination of the entity's business model for managing the assets and the instruments' contractual cash flow characteristics (whether the contractual cash flows are solely payments of principal and interest (SPPI)). For SPPI, 'principal' is defined as the fair value of the financial asset on initial recognition and 'interest' is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding during a period of time. Interest can also include consideration for other basic lending risks (for example, liquidity risk) and costs (for example, administrative costs) associated with holding the financial asset for a particular period of time and a profit margin that is consistent with a basic lending arrangement.

Categories under IFRS 9: fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI), and amortised cost. IFRS 9 also allows entities to irrevocably designate financial assets that qualify for amortised cost or FVOCI instruments as FVTPL, if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch). This election is referred to as the Fair Value Option (FVO). The majority of the financial instruments of the Company are measured at fair value through profit or loss. The Company has no financial instruments categorised as FVOCI.

Financial liabilities which do not meet the definition of trading liabilities can be designated at FVTPL using the FVO, if one of the following criteria are met: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency (accounting mismatch); (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives which are not bifurcated. Financial liabilities which are designated at FVTPL, under the FVO, include collateralised financing transactions and hybrid financial liabilities.

Further, movements on gains or losses arising from an entity's own credit risk relating to liabilities designated at FVTPL are presented in other comprehensive income (OCI) with no subsequent reclassification to the income statement, unless the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch.

The financial assets held at amortised cost meet the SPPI test and are held to collect contractual cash flows.

FVTPL

Where the asset is not held within a business model whose objective is to hold to collect the contractual cash flows or within a business model whose objective is to both collect the cash flows and to sell the assets, then the asset will be classified as FVTPL. Moreover, any instrument for which the contractual cash flow characteristics do not comprise solely payments of principal and interest (that is, they fail the SPPI test) must be classified in the FVTPL category.

Financial assets and liabilities held for trading

Financial instruments that have been acquired principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of financial instruments that are managed at fair value together and for which there is evidence of short term profit taking are classified as "held for trading". Financial assets classified as "held for trading" include collateralised financing transactions, government bonds, non-government bonds, equities and derivatives. Financial liabilities classified as "held for trading" include derivatives, hybrid financial liabilities and short sales (securities sold but not yet purchased). A short sale is a sale of securities that the seller does not own at the time of sale. A short sale must be covered through the delivery of the securities sold short or a due bill, which is a promise to deliver specific securities to a customer later.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.   Material accounting policies (continued)

(c)   Financial instruments (continued)

Trading assets and liabilities are initially recognised at fair value on settlement date and subsequently re-measured at fair value. Any changes in fair value between trade date and settlement date are reported in the income statement. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in fair value (including any foreign currency retranslation gains and losses) are reported in the income statement. Any initial gain or loss on financial instruments where valuation is dependent on valuation techniques using unobservable parameters are deferred over the life of the contract or until the instrument is redeemed, transferred or sold or the fair value becomes observable.

Derivatives and Hybrid financial instruments

Derivative contracts used in trading activities are recognised at fair value on the date the derivative is entered into and are subsequently re-measured at fair value. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in fair value are reported in the income statement.

Where an embedded derivative exists within a financial liability host contract, the host contract and embedded derivative are measured as a package under the fair value option.

Equity securities held for investment

Strategic investments including investments in exchanges, clearing houses and settlement houses are required to be held at fair value through the profit or loss account.

Other financial liabilities and subordinated loans

Financial liabilities and subordinated loans are measured at amortised cost using the effective interest rate, except those which are "held for trading", which are held at fair value through the profit or loss account.

Amortised Cost

A financial asset debt instrument shall be classified and subsequently measured at amortised cost (unless designated under FVO) only if both of the following conditions are met:
 a) Business Model test: the financial asset debt instrument is held under a business model whose objective is to hold assets in order to collect contractual cash flows; and
 b) SPPI test: the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Loans and receivables

Loans and receivables incorporate trade debtors, including settlement receivables, and are initially recognised at fair value including direct and incremental transaction costs and subsequently measured at amortised cost using the effective interest rate method, and subject to expected credit loss impairment under IFRS 9.

Repurchase and resale agreements and securities lending/borrowing

Repurchase and resale agreements are treated as collateralised financing transactions and measured at amortised cost. Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds are recorded as a collateralised financing transaction within financial liabilities at amortised cost. Securities acquired in purchase and resale transactions are not recognised on the balance sheet and the purchase is recorded as a collateralised financing transaction within financial assets at amortised cost. The difference between the sale price and the repurchase price is recognised over the life of the transaction and is charged or credited to the income statement as interest payable or receivable.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.   Material accounting policies (continued)

(c)   Financial instruments (continued)

Repurchase and resale agreements and securities lending/borrowing (continued)

Similarly, when securities are lent or borrowed in exchange for cash, this is also treated as collateralised financing. Securities lent are not derecognised from the balance sheet and the cash inflow is recognised as a collateralised borrowing. Securities borrowed are not recognised on the balance sheet and the cash outflow is recognised as a collateralised lending. The securities lending fees payable and receivable are charged or credited to the income statement as interest payable or receivable. However, the Company measures a portion of its repurchase and resale agreements at fair value. Financial instruments are measured at fair value through profit or loss when they meet one or more of the criteria set out below:

- the assets or liabilities are managed, evaluated and reported internally on a fair value basis.
- the designation eliminates or significantly reduces an accounting mismatch that would otherwise arise.

That portion of the Company's repurchase and resale agreements which are hedged with instruments measured at fair value and managed as a combined business strategy have been designated as fair value through profit or loss.

Determination of fair value

Where the classification of a financial instrument requires it to be stated at fair value, this is determined by reference to the quoted market value in an active market wherever possible. Where no such active market exists for the particular instrument, the Company uses a valuation technique to arrive at the fair value, including the use of prices obtained in recent arms' length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. In case the transaction price in the market in which these transactions are undertaken is different from the fair value in the Company's principal market for those instruments, the fair value of these transactions are also estimated by using valuation techniques. See Note 15 'Financial assets and liabilities accounting classifications and fair values' for further details.

Collateral

The Company receives collateral from customers as part of its business activities. Collateral can take the form of cash, securities or other assets. Where cash collateral is received this is recorded on the balance sheet and, where required by collateral agreements, is reported as restricted cash. The Company does not recognise non-cash collateral received on its balance sheet.

Where cash collateral is posted to a third party, the Company derecognises cash from its balance sheet. Non-cash collateral posted to a third party remains on the Company's balance sheet.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is currently a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legal right to set off the recognised amounts must be enforceable in both the normal course of business, in the event of default, insolvency or bankruptcy of both the Company and its counterparty. In all other situations they are presented gross.

All offsetting applied by the Company relates to derivatives and repurchase and reverse repurchase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Company also offsets repurchase and reverse repurchase agreements for which the Company has the right to set off and has the intent to settle on a net basis or to realise an asset and settle a liability simultaneously.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

1. **Material accounting policies** (continued)

(c) **Financial instruments** (continued)

Derecognition of financial assets and financial liabilities

Financial assets are derecognised when the right to receive cash flows from the assets has expired or when the Company has transferred its contractual right to receive the cash flows of the financial assets and either substantially all the risks and rewards of ownership have been transferred or substantially all the risks and rewards have neither been retained nor transferred but control is not retained.

If the Company enters into a transaction that results in it retaining significantly all of the risks and rewards of a financial asset it will continue to recognise that financial asset and will recognise a financial liability equal to the consideration received under the transaction. Financial liabilities are derecognised when they are extinguished, that is when the obligation is substantially modified, exchanged, discharged, cancelled or expired.

Impairment

The IFRS 9 impairment standard applies to any debt instruments measured at amortised cost or at fair value through other comprehensive income and also to off balance sheet loan commitments and financial guarantees. The standard requires an estimation of an expected credit loss (ECL) that is unbiased and probability weighted, including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. The estimate will also consider the time value of money.

ECL will be measured on each reporting date according to a three-Stage expected credit loss impairment model under which each financial asset is classified in one of the stages below:
*   Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults expected over the next 12 months. Interest is calculated based on the gross carrying amount of the asset.
*   Stage 2 – Following a significant increase in credit risk relative to the risk at initial recognition of the financial asset, a loss allowance is recognised equal to the full credit losses expected over the remaining life of the asset. Interest is calculated based on the gross carrying amount of the asset.

    The credit losses for financial assets in Stage 1 and Stage 2 are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).
*   Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance equal to the full lifetime expected credit losses will be recognised. Credit losses are measured as the difference between the gross carrying amount and the present value of estimated future cash flows. Interest revenue is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

Evidence that a financial asset is impaired includes observable data that comes to the attention of the Company such as:
*   Significant financial difficulty of the issuer or obligor;
*   A breach of contract, such as a default or delinquency in interest or principal payments;
*   It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
*   The disappearance of an active market for that financial asset because of financial difficulties; or
*   Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

    –   adverse changes in the payment status of borrowers in the portfolio; and

    –   national or local economic conditions that correlate with defaults on the assets in the portfolio.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. **Material accounting policies** (continued)

(c) **Financial instruments** (continued)

Staging

Financial assets can move in both directions through the stages of the IFRS 9 impairment model depending on the assessment of whether there is a significant increase of credit risk since initial recognition or whether the asset is credit-impaired subsequently changes.

In order to determine the ECL reporting stage for an obligation, the Company determines whether the asset is already impaired (Stage 3) or not (Stage 1 and 2). Stage 2 is determined by the existence of a significant credit deterioration (or credit improvement) compared with the credit rating at initial recognition. Stage 1 assets do not have significant credit deterioration compared with that at initial recognition. All newly acquired or originated financial assets that are not purchased or originated credit-impaired (POCI) are recognised in Stage 1 initially.

Additional qualitative reviews are also performed to assess the staging results and make adjustments, as necessary, to better reflect the positions which have significantly increased in risk.

Changes in the required credit loss allowance, including the impact of movements between Stage 1 and Stage 2, are recorded in the income statement as an adjustment to the allowance for credit losses.

Because of the nature of business activities and the financial assets on the Company's balance sheet (high credit quality reverse repo asset loans and short term trade receivables), the recognition of expected credit losses has a minimal impact. For the vast majority of its exposures, the Company has taken advantage of practical expedients allowed by IFRS 9 in which either: (a) lifetime expected credit losses are recognised irrespective of changes in credit risk (applicable to receivables such as trade date or brokerage receivables), or (b) twelve-month expected credit losses are recognised where credit risk is low at the reporting date (applicable to reverse repos and securities borrowed).

(d) **Commodities**

Commodities are initially recognised under inventory at fair value on settlement date and subsequently re-measured at fair value less costs to sell. Realised gains and losses on sales of commodities inventory are included in net dealing income.

(e) **Commission income and fees**

The primary components of fee and commission income are investment banking fees and brokerage commissions.

Commission income and fees are recognised when the right to consideration has been obtained in exchange for performance.

Investment banking fees are substantially composed of underwriting and advisory revenues. Such fees are recognised at the point in time when Company's performance under the terms of a contractual arrangement is completed, which is typically at the pricing of a transaction or at the closing of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included within investment banking fees.

Brokerage commissions primarily include commissions and fees from the following: executing transactions for clients on exchanges and over-the-counter markets; sales of mutual funds and other annuity products; and assisting clients in clearing transactions, providing brokerage services and other such activities. Brokerage commissions are recognised at the point in time the associated service is fulfilled, generally on trade-execution date.

The services described above are generally provided by the Company in a principal capacity, whereby it has primary responsibility for fulfilling the contract with the customer.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. Material accounting policies (continued)

(f) Interest income and expense and the effective interest method

Interest income and expense is recognised in the income statement for all financial assets classified as loans and receivables and non-trading financial liabilities, using the effective interest rate method. The effective interest rate (EIR) is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability to the carrying amount of the financial asset or financial liability. The calculation of the effective interest rate includes incremental and directly attributable transaction costs and fees paid or received that are an integral part of the effective interest rate. When calculating the EIR, the Company estimates future cash flows considering all contracted terms of the financial instrument, but no future credit losses. For assets which are initially recognised as purchased or credit-impaired, interest revenue is calculated through the use of a credit-adjusted effective interest rate which takes into consideration expected credit losses. A credit-adjusted EIR is the interest rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset to the amortised cost of a financial asset that is a purchased or originated credit-impaired financial asset.

Interest arising on financial assets or financial liabilities that are "held for trading" or "designated at fair value" is reported within net dealing income.

(g) Net dealing income

Net dealing income comprises gains and losses related to trading assets, trading liabilities and financial assets and liabilities designated at fair value and commodities, and includes all realised and unrealised fair value changes, dividends and foreign exchange differences. For derivatives that are not part of hedging programmes, both the interest element and the fair value movements are recognised as part of net dealing income.

(h) Tangible and Intangible assets

Tangible fixed assets are measured at cost, less accumulated depreciation. The cost of developed software includes directly attributable internal costs and the cost of external consultants. Depreciation is provided at rates calculated to write-off the cost, less the estimated residual value of each asset, on a straight line basis over its expected economic useful life, as follows:

Premises improvements	–	lesser of the life of the lease or 10 years
Equipment	–	lesser of the life of the equipment or 10 years
Capitalised software	–	2 to 10 years

At each reporting date the Company assesses whether there is any indication that tangible or intangible fixed assets are impaired.

(i) Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less impairment. The Company determines whether it is necessary to recognise an impairment loss on its investment in shares in subsidiary undertakings by comparing the carrying value of the investment with higher of fair value less cost of disposal and the value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the investment.

(j) Taxation

Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise.

Deferred tax assets and liabilities are recognised for taxable and deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that there will be sufficient profits available against which these differences can be utilised.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. Material accounting policies (continued)

(j) Taxation (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on tax rates that are enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Global minimum top-up tax

Pillar 2 model rules published by the OECD have been enacted or substantively enacted in certain jurisdictions where Citigroup operates. As of 31 December 2025, the government of UK and the jurisdictions in which the Company's branches are located have enacted/ substantially enacted the global minimum top-up tax ("Pillar 2 rules")..

For the year ended 31 December 2025, the Company is subject to the Pillar 2 rules in UK.

For the year ended 31 December 2025, based on the Company's initial assessment, no top-up tax should arise, because it is expected to meet one of the Transitional CBCR Safe Harbour Tests.

Undertaxed Profits Rule (UTPR) for year ended 31 December 2025

The group is subject to UTPR for the year ended 31 December 2025. Based on the allocation formula provided for in the Model Rules, the top up subject to the UTPR allocated to CGML is expected to be $1 million.

Temporary mandatory relief from deferred tax accounting

The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as current tax when it is incurred.

(k) Pension and other post retirement benefit costs

CGML operates both a defined benefit and a defined contribution pension scheme.

The cost of CGML's defined contribution pension scheme is expensed as the related service is provided and recognised within operating expenses in the income statement. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the term of the related pension liability. Remeasurement gains and losses are recognised immediately in the Statement of Other Comprehensive Income (OCI). The current service cost and any past service costs are included in the income statement within operating expenses. The interest income on pension scheme assets, net of the impact of the interest cost on the pension scheme liabilities, is included within Net finance income on pension.

A surplus is recognised on the balance sheet where an economic benefit is available as a reduction in future contributions or as a refund of monies to Citi.

(l) Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in currencies other than US Dollars are translated into US Dollars using the year end spot exchange rates. Non-monetary assets and liabilities denominated in currencies other than US Dollar that are classified as "held for trading" or "designated at fair value" are translated into US Dollars using the year end spot rate. Non-monetary assets and liabilities denominated in currencies other than US Dollars that are not measured at fair value have been translated at the relevant historical exchange rates. Any gains or losses on exchange are taken to the income statement as incurred.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. **Material accounting policies** (continued)

(m)   Share-based incentive plans

The Company participates in a number of Citi equity settled share-based incentive plans under which Citigroup grants shares to its employees in exchange for services from employees. Pursuant to a separate Stock Plans Affiliate Participation Agreement (SPAPA), the Company makes a cash settlement to Citigroup for the fair value of the share-based incentive awards delivered to the employees under these plans.

The Company applies equity-settled accounting for its share based incentive plans, with separate accounting for its associated obligations to make payments to Citigroup Inc as part of a recharge arrangement.   The Company recognises the fair value of the awards at grant date with a credit to the intercompany payable (recharge liability) to Citigroup Inc. All amounts paid to Citigroup Inc. and the associated obligations are recognised over the vesting period as compensation expense. Subsequent changes in the fair value of the recharge liability in respect of all unexercised awards are reviewed annually and any changes in value are recognised in the equity reserve, again over the vesting period. The SPAPA is also updated annually. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

For Citi's share based incentive plans that have a graded vested period each "tranche" of the award is treated as a separate award. Where a plan has a cliff vest, the award only has a single "tranche". The expense is recognised as follows:

Vesting Period of Award	% of expense recognised in Income Statement						
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
2 Years (vesting in 2 Tranches)	75%	25%					
3 Years (vesting in 3 Tranches)	61%	28%	11%				
4 Years (vesting in 4 Tranches)	52%	27%	15%	6%			
5 Years (vesting in 5 Tranches)	46%	26%	16%	9%	3%		
7 Years (vesting in 4 Tranches)	19%	19%	19%	19%	13%	8%	3%

However, employees who meet certain age plus years of service requirements (retirement eligible employees) may terminate active employment and continue vesting in their awards provided they comply with specified non-compete provisions. The cost of share based incentive plans are recognised over the requisite service period. For awards granted to retiree eligible employees, the services are provided prior to grant date, and subsequently the costs are accrued in the year prior to the grant date.

EU Short Term awards are a form of Capital Accumulation Programme (CAP) awarded to qualifying staff. The award is accounted for similarly to CAP awards but is delivered in the form of immediately vested restricted shares subject to a six month sale restriction.

(n)   Cash at bank

Cash and balances at central banks or other financial institutions comprise balances with original maturity of less than three months and are carried at amortised cost on the Company's balance sheet.

(o)   Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provisions are measured at the best estimate of the outflow of resources that will be required to settle the obligation.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. **Material accounting policies** (continued)

(p) **Modification of financial liabilities**

When a financial liability is modified, or there is an exchange of debt instruments between the same lender and borrower, the original financial liability is derecognised—and a new liability recognised—if the two debt instruments have 'substantially different' terms. This determination considers both a quantitative comparison of the debt's cash flows before and after the modification, as well as consideration of qualitative factors such as risk profile, maturity, or existence of embedded derivatives.

Where terms are substantially different, the existing liability is derecognised, and any difference between the carrying value and the value of the replacement debt is recognized in profit or loss at the date of modification.

When the contractual cash flows of a financial liability are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of that financial liability in accordance with IFRS 9, the Company shall recalculate the gross carrying amount of the financial liability, and any difference is also recognized in profit or loss at the date of modification.

2. **Use of assumptions, estimates and judgements**

The results of the Company are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The accounting policies used in the preparation of the financial statements are described in detail above.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Market valuation estimates

Valuation of financial instruments and credit valuation adjustments are sources of estimation uncertainties that require management to make highly complex or subjective judgements, which have (or may have) the most significant effect on the amounts recognized in the financial statements. The Company's accounting policy for valuation of financial instruments is described in Note 1(c) with further information disclosed in Note 15.

During 2025, the Company recorded net CVA gain of $5 million (2024: $26 million gain). There were additionally net FVA losses of $47 million (2024: $45 million losses). The total adjustment recorded in the balance sheet at the year-end was $114 million (2024: $18 million).

Pension estimates

The valuation of the defined benefit obligation in respect of the CGML PLAS Pension Plan is dependent on key actuarial assumptions, including discount rates, inflation rate - retail price index ('RPI') and mortality assumptions. Any change to these assumptions can impact the measurement of the defined benefit pension obligation. Thus, measurement of the defined benefit obligation inherently includes a high degree of estimation uncertainty.

Below is a summary of the main financial and demographic assumptions adopted for the PLAS Pension Plan.

% per annum	2025	2024
Discount rate	5.65	5.55
Inflation rate (RPI)	3.20	3.30
Inflation rate (CPI)	2.90	3.00

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2. Use of assumptions, estimates and judgements (continued)

Pension estimates (continued)

The discount rate assumption for 2025 is based on a standard AON GBP Single Agency AA curve. The RPI inflation assumption for 2025 is set by reference to the Bank of England's implied inflation curve. No allowance is made for inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with approach used in the previous year.

Mortality assumptions are based on best estimate assumptions derived from an analysis of CGML PLAS Pension Plan own post-retirement mortality experience and considerations for recent evidence from published mortality surveys published by the Continuous Mortality Investigation Bureau.

The post-retirement mortality or demographic assumptions take into consideration the PLAS Pension Plan postretirement mortality experience and recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on 2024 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% per annum in future improvements (2024: 1.25% per annum). Further information about sensitivity analysis on the key assumptions on the pension calculation is included in the Note 8. The table below shows the assumed life expectancy at 65 for members of the PLAS Pension Plan:

Life expectancy:	2025	2024
Male currently aged 65	23.3	22.9
Female currently aged 65	25.0	24.8

3. Turnover and results

As permitted by paragraph 4 of Schedule 1 to the Companies Act 2006 The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008 No 410), the format of the income statement and the Balance sheet have been adapted to the circumstances of the Company. Instead of turnover, the Directors have reported fee and commission income, net dealing income and interest receivable less interest payable in determining the gross profit of the Company.

4. Fee and commission income

	2025 $ Million	2024 $ Million
Investment Banking		
Advisory Fees	290	226
Underwriting Fees	469	507
Other Investment Banking Fee	(8)	(18)
	751	715
Brokerage commissions and fees	214	188
Other revenue	(41)	(74)
Total fee and commission income	**924**	**829**
Of which, revenue from contracts with customers	*919*	*937*

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4.   **Fee and commission income (continued)**

Revenue from contracts with customers

	2025 $ Million	2024 $ Million
Investment Banking		
Advisory Fees	277	232
Underwriting Fees	470	507
Other Investment Banking Fee	—	5
	747	744
Brokerage commissions and fees	221	200
Other revenue	(49)	(7)
Total revenue from contracts with customers	919	937

Total fee and commission income includes $395 million received from affiliates (2024: $210 million) and $390 million paid to affiliates (2024: $317 million), where all or a portion of fees paid by customers are passed on from or to affiliates.

Included within Other assets are contract assets amounted to $112 million (2024: $12 million) and included within Other liabilities are contract liabilities amounted to $121 million (2024: $110 million).

5.   **Interest income and interest expense**

	2025 $ Million	2024 $ Million
Interest income comprises:		
Interest on collateralised financing transactions, debtors and cash assets measured at amortised cost	3,031	4,009
	3,031	4,009
Interest expense comprises:		
Interest on collateralised financing transactions and borrowings measured at amortised cost	3,427	4,816
Interest on subordinated debt	674	907
	4,101	5,723

Interest income and expense is recognised in the income statement for all financial assets classified as loans and receivables and non-trading financial liabilities, using the effective interest rate method.

Included within interest receivable is interest received on client money. Interest income and expense decreased over 2025 driven by lower secured financing transactions measured at amortised cost over the course of the year.

NOTES TO the FINANCIAL STATEMENTS

6. Net dealing income

	2025 $ Million	2024 $ Million
Net dealing income mandatorily at fair value through profit and loss	3,656	2,906
Net dealing income designated at fair value through profit or loss	815	1,996
	4,471	4,902

The financial liabilities designated at fair value through profit or loss are fully collateralised (see Note 29 'Financial instruments and risk management') such that there are no changes in the fair value of these liabilities attributable to changes in their credit risk.

7. Operating expenses

	2025 $ Million	2024 $ Million
Compensation and benefits expenses:		
Fixed		
Salaries	815	774
Payroll taxes	285	216
Benefits	(5)	(69)
Deferred cash	8	19
Share-based incentive expense (Note 9)	131	187
Pension costs		
– defined benefit scheme (Note 8)	5	5
– defined contribution scheme	79	74
Medical expenses	9	27
Severance	10	19
Variable		
Discretionary incentive compensation	392	244
Share-based incentive expense (Note 9)	72	73
Agency & temporary staffing	77	75
Other business specific variable compensation	1	1
Total compensation and benefits expenses	1,879	1,645
Transactional expenses	435	444
Technology/Communications	221	205
Consumption charges	329	327
Tax charges	34	127
Restructuring	1	12
Other operating expenses	672	431
Total operating expenses	**3,571**	**3,191**
Other operating expenses include:		
Depreciation (Note 19)	51	51
IFRS 9 reserve	(15)	(12)
Fees payable to the company's auditor for the audit of the company's annual accounts:		
In support of the Citigroup Inc global audit	3.49	3.39
Audit of these financial statements	1.27	1.23
Fees payable to the company's auditor and its associates for other services:		
Audit related assurance services	1.58	1.67
Other assurance services	0.10	0.01

Consumption charges include service fees for the provision of realty services, software and technology costs mainly from other Citi affiliates.

7. Operating expenses (continued)

The Company employed an average of 4,334 (2024: 4,392) employees during the year.

The following table shows an analysis of the monthly average number of direct employees of the Company:

	2025	2024
Markets	607	623
Spread Products	97	113
Rates	106	101
Financing Desk	25	22
Commodities	74	75
Equities	305	312
Investment Banking	543	550
Service and Wealth	—	2
Business Support	2,265	2,152
Infrastructure Operations and Global Functions	919	1,065

8. Pension

Defined benefit and contribution schemes

The Citigroup (UK) Pension Plan was established in September 2000 and provides defined contribution benefits to all new hires. The contributions that Citi is required to make are known, although the pension benefit will vary depending upon the investment returns achieved by investment choices made by the employee.

The Citigroup Global Markets Limited Pension and Life Assurance Scheme ("the Scheme") is a funded pension scheme providing benefits on both a defined benefit and defined contribution basis. The defined benefit arrangements are generally non-contributory and based on accrual of 1/60th of final pensionable salary for each year of pensionable service in the Scheme. The defined contribution arrangement provides age-related employer contributions ranging from 6% to 13% of pensionable salary for those aged 20 and 55 respectively, increasing by 1% for each 5 year age band. Additionally, employee contributions are matched up to a maximum of 3% at a rate of £1:£1 for those over age 45 and 50p:£1 for those under age 45. The Scheme also provides lump sum death benefits to active members, based on a multiple of salary, which the members can select. The Scheme is now closed to new entrants. The Scheme operates under trust law and is managed and administered by CG Pension Trustees Limited (the Trustee) on behalf of the members in accordance with the terms of the Trust Deed and Rules and relevant legislation. The Plan's assets are held by the trust.

A surety bond, implemented by the Company during the previous triennial valuation, provides the Scheme with protection in the event of Company insolvency. The bond is reset each year so as to provide 105% of the estimated cost of securing benefits with an insurer in the event of a wind-up. The Surety Bond Framework Deed dated 5 July 2021 summarises the agreement between the Trustee and Company.

Cash contributions to the Scheme are reviewed every three years as part of an actuarial valuation. Following each actuarial valuation, the Company agrees what contributions are required to fund ongoing benefit accrual and agrees a deficit recovery plan with the Trustee Board if necessary. Latest valuation conducted 5 April 2023 reflect surplus of £179m, indicating that pension assets are sufficient to cover 122% of pension liabilities. Given funding surplus of 122% at April 2023 valuation, the Trustee and Company have agreed that Company contributions are not required to cover future benefit accrual (including death in service pensions) until 31 July 2027. Hence, no recovery plan is required.

Payments to the Scheme will continue in line with the Schedule of Contributions until a new funding agreement is reached with the Trustees as part of the triennial valuation process. From 1 June 2018, it was also agreed that the Scheme's investment management expenses would be met from Scheme assets. The pension cost in respect of defined benefit obligations is assessed in accordance with the advice of a qualified external actuary using a Projected Unit method with a triennial review. The most recent full actuarial assessment of the liabilities of the scheme was at 5 April 2023.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8. Pension (continued)

In June 2023, the High Court handed down a decision in the case of Virgin Media Limited v NTL Pension Trustees II Limited and others relating to the validity of certain historical pension changes due to the lack of actuarial confirmation required by law. In July 2024, the Court of Appeal dismissed the appeal brought by Virgin Media Ltd against aspects of the June 2023 decision. The conclusions reached by the court in this case may have implications for other UK defined benefit plans. The Company and pension trustees are currently considering the implications of the case for CGML PLAS Plan. The defined benefit obligation has been calculated based on pension benefits currently administered, and at this stage the directors do not consider it necessary to make any adjustments as a result of the Virgin Media case. On 2 September 2025, the Government published draft amendments to the Pensions Scheme Bill which would give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historical benefit changes met the necessary standards. The draft legislation will need to be agreed by both Houses of Parliament before it passes into law.

The Scheme exposes Citi to a number of risks, the most significant being;

- Asset Volatility - the Scheme's obligations are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, this will create a deficit.
- Bond Yields - a decrease in corporate bond yields will increase the value placed on the Scheme's obligations for accounting purposes. Provided that government bond yields decrease by the same margin as corporate bond yields, this will largely be offset by an increase in the value of the Scheme's assets.
- Inflation Risk - a significant proportion of the Scheme's obligations are linked to inflation such that higher inflation will lead to higher liabilities (although in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation).
- Life Expectancy - the majority of the Scheme's obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

Expected regular employer contributions to be paid into the Scheme during 2025 are $0 million (2024: $1 million).

The Scheme duration is an indicator of the weighted-average time until benefit payments are made. For the Scheme as a whole, the duration is 13 years.

The mortality assumptions are based on standard mortality tables which allow for expected future mortality improvements. The assumptions are that a member currently aged 65 will live on average for a further 23.3 years for males and 25 years for females. Members currently aged 45 are expected to live a further 23.9 years and 26 years from age 65 for males and females respectively. Assumptions that are affected by economic conditions (financial assumptions) are based on market expectations at the balance sheet date, for the period over which the obligations are settled.

The financial assumptions used in calculating the defined benefit scheme liabilities as at 31 December 2025 are as follows:

	2025	2024
Discount rate for scheme liabilities	5.65%	5.55%
Interest income rate on scheme assets	5.65%	5.55%
Expected rate of return on assets	5.65%	5.55%
Inflation - RPI	3.20%	3.30%
Inflation - CPI	2.90%	3.00%
Rate of general long-term increase in salaries	2.90%	3.00%
Rate of increase to pensions in payment		
– Pensions accrued from 1 May 2005	2.30%	2.40%
– Pensions accrued prior to 1 May 2005	2.90%	3.10%

Following a public consultation, in November 2020, the government confirmed that it would accept the UK Statistics Authority's proposal that the Retail Price Index (RPI) should be aligned with the Consumer Price Index (including housing costs) (CPIH) from 2030.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.   **Pension (continued)**

The fair value of Scheme assets, which includes offsetting Liability Driven Investments ("LDIs") at the reporting date are set out as follows:

	Fair value	
	2025 $ Million	2024 $ Million
Listed assets		
Government bonds	818	864
Other	8	4
Unlisted assets		
Government bonds	(39)	(207)
Corporate bonds	436	480
Insured Pensions	1	1
Total market value of assets	1,224	1,142

Analysis of amounts recognised in the income statement account:

	2025 $ Million	2024 $ Million
Current service cost	2	3
Past service cost	—	—
Administrative Expenses	3	2
Expense recognised in the profit and loss account	5	5

Analysis of other finance income:

	2025 $ Million	2024 $ Million
Interest income on pension scheme assets	66	56
Interest expense on pension scheme liabilities	(46)	(41)
Net finance income on pension	**20**	**15**

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

8.   **Pension (continued)**

Analysis of amount recognised in Statement of Comprehensive Income:

	2025 $ Million	2024 $ Million
Return on scheme assets below of that recognised in net interest income	(33)	(118)
Actuarial gains/(losses) due to changes in financial assumptions	24	100
Actuarial gains due to changes in demographic assumptions	(10)	17
Actuarial gains/(losses) due to liability experience	(20)	14
Total remeasurement (losses)/gains recognised in Statement of Comprehensive Income	(39)	13
Deferred tax adjustment on pension in Statement of Comprehensive Income	11	(4)
Deferred tax charge associated with rate change on remeasurement of pension asset	—	—
Total (losses)/gains recognised in Statement of Comprehensive Income net of tax	**(28)**	**9**

Changes in the pension scheme liabilities or assets that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are remeasurements - such remeasurements are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and actual occurrence), the effects of changes in actuarial assumptions and actual return on scheme assets (excluding amounts included in the interest on the assets).

Reconciliation to the balance sheet:

	2025 $ Million	2024 $ Million
Total market value of assets	1,222	1,142
Present value of scheme liabilities	(875)	(798)
Gross pension asset	**347**	**344**
Related deferred tax liability	(97)	(99)
Net pension asset	250	245

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8. **Pension** (continued)

	2025 $ Million	2024 $ Million
Surplus in scheme at beginning of the year	344	326
Current service cost	(2)	(3)
Adminstrative Expenses	(3)	(2)
Contributions	—	1
Past service cost	—	—
Curtailments	—	—
Other finance income	20	15
Remeasurement gains/(losses)	(37)	13
Foreign exchange adjustment	25	(6)
Surplus in scheme at end of year	**347**	**344**

CGML recognises a surplus in accordance with the requirements of IFRIC 14. The trustees of the Scheme do not have the unilateral right to commence wind-up of the Scheme. Thus, CGML assumes that the Scheme will continue in existence until the last benefit payments are made to members, at which point any residual assets will be returned to the employer in line with the rules of the Scheme.

The changes to the present value of the defined obligation during the year are as follows:

	2025 $ Million	2024 $ Million
Opening defined benefit obligation	798	935
Current service cost	2	3
Past service cost	—	—
Interest expense	46	41
Remeasurement gains on scheme liabilities	6	(131)
Net benefits paid out	(35)	(34)
Curtailments	—	—
Settlements	—	—
Foreign exchange adjustment	58	(16)
Closing defined benefit obligation	875	798

The changes to the fair value of scheme assets during the year are as follows:

	2025 $ Million	2024 $ Million
Opening fair value of scheme assets	1,143	1,261
Interest income on pension scheme assets	66	56
Remeasurement gains on scheme assets	(33)	(118)
Contributions by the employer	—	1
Net benefits paid out	(35)	(34)
Administrative expenses	(3)	(2)
Foreign exchange adjustment	84	(22)
Closing fair value of scheme assets	1,222	1,143

NOTES TO THE FINANCIAL STATEMENTS

8.   **Pension** (continued)

The actual return on assets is as follows:

	2025 $ Million	2024 $ Million
Interest income on pension scheme assets	66	56
Remeasurement losses on scheme assets	(33)	(118)
Actual return on assets	33	(62)

The interest income on scheme assets is set using the discount rate assumption. In 2025, asset values decreased by $118 million due to the rise in bond yields during the year.

The table below sets out the history of remeasurement gains and losses:

	2025 $ Million	2024 $ Million	2023 $ Million	2022 $ Million	2021 $ Million
(Losses)/gains on scheme assets due to experience	(33)	(118)	(18)	(681)	(5)
Gains/(losses) on scheme liabilities due to experience	(20)	14	(19)	(44)	18
Gains/(losses) on scheme liabilities due to assumptions	14	117	20	530	86
Remeasurements recognised in Statement of Comprehensive Income	(39)	13	(17)	(195)	99
Related deferred tax	11	(4)	5	78	(58)
Total gains/(losses) recognised in Statement of Comprehensive Income net of tax	(28)	9	(12)	(117)	41

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.   Pension (continued)

The key assumptions used for IAS 19 are the discount rate, inflation and mortality. If different assumptions were used, this could have a material effect on the results disclosed. The sensitivity of the results to these assumptions is set out in the table below.

Sensitivity to key assumptions	2025 Change in defined benefit obligation increase/ (decrease) $ Million	2024 Change in defined benefit obligation increase/ (decrease) $ Million
Effect of increasing the discount rate assumption by 1%	(91)	(88)
Effect of decreasing the discount rate assumption by 1%	110	107
Effect of increasing the salary increase assumption by 1%	2	2
Effect of decreasing the salary increase assumption by 1%	(2)	(2)
Effect of increasing the life expectancy assumption by 1 year	24	28
Effect of increasing the pension increase assumption by 1%	89	79
Effect of decreasing the pension increase assumption by 1%	(75)	(72)
Effect of increasing the inflation assumption by 1%	52	55
Effect of decreasing the inflation assumption by 1%	(47)	(58)

In valuing the liabilities of the pension fund, mortality assumptions have been made as indicated above. If life expectancy had been changed to assume that all members of the fund lived for one year longer, the value of the reported liabilities would have increased by $24 million (2024: increase of $28 million).

The sensitivity information shown above is approximate and has been determined taking into account the duration of the liabilities and the overall profile of the Scheme membership. The methods and assumptions used in preparing the sensitivity analysis above have not changed from the prior year.

9.   Share-based incentive plans

As part of the Company's remuneration programme, it participates in a number of Citigroup share-based incentive plans. These plans involve the granting of restricted or deferred share awards and share payments. Such awards are used to attract, retain and motivate officers and employees to provide incentives for their contributions to the long-term performance and growth of the Company, and to align their interests with those of the shareholders. The award programmes are administered by the Personnel and Compensation Committee of the Citigroup Inc. Board of Directors, which is composed entirely of non-employee directors.

In the share award programme Citigroup issues common shares in the form of restricted share awards, deferred share awards and share payments. For all stock award programmes during the applicable vesting period, the shares awarded are not issued to participants (in the case of a deferred stock award) or cannot be sold or transferred by the participants (in the case of a restricted stock award), until after the vesting conditions have been satisfied. Recipients of deferred share awards do not have any shareholder rights until shares are delivered to them, but they generally are entitled to receive dividend-equivalent payments during the vesting period. Recipients of restricted share awards are entitled to a limited voting right and to receive dividend or dividend-equivalent payments during the vesting period. Once a share award vests the shares become freely transferable, but in the case of certain employees, may be subject to transfer restriction by their terms or share ownership commitment.

In prior years, certain stock-based awards were subject to discretionary clawback provisions and as such subject to variable accounting. Under variable accounting the associated value of the award liability moves in line with changes in Citigroup's common stock price until the date that the award vests. Any fluctuation from the grant date value of the award until the award is fully vested is recognised through the income statement.

9.   Share-based incentive plans (continued)

In April 2017 Citigroup made amendments to its UK awards prospectus which enabled the adoption of fixed accounting for all remaining, previously awarded, variable accounting unvested awards using a modification price of $59.39 (set at the end of April when the decision was confirmed). The difference between the grant price of all remaining, previously awarded, variable accounting unvested awards and the modification price was recognised through the income statement, any further fluctuations in share price from the modification price to the vesting date would be recognised in equity, in line with other non-variable accounting share based payment award types.

(i)   Stock award programme

The Company participates in the Citigroup Capital Accumulation Programme (CAP), under which shares of Citigroup common stock are awarded in the form of restricted or deferred stock to participating employees.

Generally CAP awards of restricted or deferred stock constitute a percentage of annual incentive compensation and vest over a three or four year period beginning on or about the first anniversary of the award date. Except in specific circumstances, continuous employment within Citigroup is required for CAP and other stock award programmes to vest.

The programme provides that employees who meet certain age plus years-of-service requirements (retirement-eligible employees) may terminate active employment and continue vesting in their awards provided they comply with specified non-compete provisions. Awards granted to retirement-eligible employees are accrued in the year prior to the grant date in the same manner as cash incentive compensation is accrued.

For all stock award programmes, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and the award is subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to specific sale restrictions). From the date of award, the recipient of a restricted stock award can direct the vote of the shares and receive regular dividends to the extent dividends are paid on Citigroup common stock. Recipients of deferred stock awards receive dividend equivalents to the extent dividends are paid on Citigroup common stock, but cannot vote.

Stock awards granted generally vest 25% per year over four years or 33% per year over 3 years.

As part of remuneration since 2010, the Company entered into an arrangement referred to as an "EU Short Term" award. The award will be delivered in the form of immediately vested restricted shares subject to a six month sale restriction.

	2025	2024	2023	2022	2021
Shares awarded	3,667,318	5,706,773	7,841,862	3,758,010	4,083,428
Weighted average fair market value per share	$78.48	$50.36	$46.82	$62.92	$59.95

(ii)   Stock option programme

In prior years, the Company made discretionary grants of options to eligible employees pursuant to the broad-based Citigroup Employee Option Grant (CEOG) Programme under the Citigroup Stock Incentive Plan. The last options granted under the plan were in 2011. There are no options outstanding. Full details on the history of CEOG can be found in the Company's prior year financial statements.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

9.   **Share-based incentive plans** (continued)

(iii)   Profit and loss statement impact

The table below details the profit and loss impact of the share based incentive plans.

	2025 $ Million	2024 $ Million
Stock Awards		
Granted in 2025	205	
Granted in 2024	36	202
Granted in 2023	17	44
Granted in 2022	3	10
Granted in 2021	—	2
Granted in 2020	—	1
Accrued Expenses	(1)	1
Total Expense (Note 7)	260	260
From which Fixed Share-based incentive expense	131	187
From which Variable Share-based incentive expense	72	73
Fair value adjustment of intercompany recharges in equity reserve	(131)	(213)
Deferred tax impact of fair value adjustment in equity reserve	144	60
Net fair value adjustment of intercompany recharges in equity reserve	13	(153)
Total carrying amount of equity-settled transaction liability	1,221	856
Total carrying amount of cash-settled transaction liability	13	33

10.   **Directors' remuneration**

Directors' remuneration in respect of services to the Company was as follows:

	2025 $'000	2024 $'000
Aggregate emoluments	6,518	5,396
Contributions to defined contribution pension scheme	29	21
	6,547	5,417

The contributions to the money purchase pension schemes are accruing to six of the Directors (2024: nine). Six of the Directors (2024: Seven) of the Company participate in parent company share plans.

The remuneration of the highest paid Director was $1,940,270 (2024: $1,525,731) and accrued pension of $3,506 (2024: $4,522).

The Directors benefit from qualifying third party indemnity provisions in place during the financial year and at the date of this report.

The above remuneration is based on the apportionment of time incurred by the Directors for services to the Company, both in their capacity as a Director and, where applicable, their normal employment.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11. Tax on profit on ordinary activities

(a) Analysis of tax charge in the year

	2025 $ Million	2024 $ Million
Current tax:		
UK corporation tax	33	113
Adjustment in respect of UK corporation tax for previous years	10	—
Double taxation relief	(34)	(100)
Overseas current tax	244	122
Adjustment in respect of overseas tax for previous years	—	—
Total current tax	255	135
Deferred tax:		
Origination and reversal of temporary differences		
– movement on Pension Asset	11	4
– movement on other temporary differences (Note 22)	39	5
– rate change adjustment	(2)	3
Adjustment in respect of deferred tax for earlier years:	(7)	17
Total deferred tax	41	29
Tax charge on ordinary activities	296	164

(b) Factors affecting tax charge for the year

The table below illustrates how the tax chargeable on operating profit for the year is impacted by non-taxable items and available reliefs.

	2025 $ Million	2024 $ Million
Profit on ordinary activities before tax	773	841
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 28% (2024: 28%)	216	235
Effects of:		
Expenses not deductible for tax purposes	18	19
Income not taxable	(54)	(24)
Foreign withholding tax not creditable	209	22
Adjustments in relation to previous years	3	17
Other timing differences	—	(8)
Rate change adjustment	(2)	3
Current tax on AT1 coupon	(95)	(100)
Total tax charge for year	296	164

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11. Tax on profit on ordinary activities (continued)

(c) Aggregate current and deferred tax relating to items recognised directly in equity

	2025 $ Million	2024 $ Million
Deferred tax on remeasurement of pension in Statement of comprehensive income	(11)	4
Deferred tax associated with loss on DVA in Statement of comprehensive income	(31)	(21)
Deferred tax associated with Share based payment transactions in equity	(144)	(60)
Corporation Tax on IFRS 9 transitional adjustments	—	—
Deferred Tax on IFRS 9 transitional adjustments	—	—
Corporation tax on DVA adjustment in Retained Earnings	—	—
Total current and deferred tax charge/(credit) recognised in equity	(186)	(77)

(d) Factors that will affect future tax charges

The UK tax rate applying to CGML in the year was 28%. This includes a surcharge of 3% on the profits of banking companies applicable from 1 January 2016.

Overseas branches provided for taxation at the appropriate rates for the countries in which they operate.

The main rate of corporation tax in the UK (excluding the surcharge) has been 19% from 1 April 2017. Finance Act 2021, which received Royal Assent on 10 June 2021, introduced an increase in the UK corporation tax rate to 25% from 1 April 2023. Finance Act 2022, which received Royal Assent on 24 February 2022, introduced a decrease in the bank surcharge from 8% to 3% from 1 April 2023. The impact of both rate changes have been reflected in the rate used to calculate closing deferred tax, as this is the rate substantively enacted at the Balance Sheet date.

12. Cash at bank

The following amounts are included within cash at bank:

	2025 $ Million	2024 $ Million
Cash at bank held by other financial institutions	9,564	6,735
Cash at bank held by other group undertakings	1,717	1,473
	11,281	8,208

Included within cash held by other financial institutions is $2,043 million (2024: $1,755 million) that is held on behalf of financial institutions and reported as restricted cash. Included within cash held by other group undertakings is $111 million (2024: $61 million) on behalf of financial institutions and reported as restricted cash.

13. Derivatives

	2025 Fair Value		2024 Fair Value	
	Asset	Liability	Asset	Liability
	$ Million	$ Million	$ Million	$ Million
Interest rate derivatives	161,339	155,212	118,629	113,113
Foreign exchange derivatives	15,128	15,112	21,075	20,710
Credit derivatives	25,460	26,092	18,378	17,855
Equity derivatives	25,357	32,490	17,584	21,563
Commodity derivatives	4,217	6,622	3,009	4,804
	231,501	235,528	178,675	178,045

In the ordinary course of its business, CGML enters into various types of derivative transactions, which include:

- Swap contracts - commitments to settle in cash at a future date or dates ranging from a few days to a number of years, based on differentials between specified instruments or indices, as applied to a notional principal amount;

- Option contracts - the right but not the obligation to buy or sell within a specified time a financial asset at a fixed price over a specified time period; and

- Futures and forward contracts - commitments to buy or sell at a future date a financial asset at a fixed price.

Derivative transactions may be OTC agreements which are bilaterally negotiated with counterparties and either settled with those counterparties or novated and cleared through CCPs. Others are standardised contracts traded on an exchange with the CCP as the counterparty to the trade. Derivatives expose CGML to market, credit or liquidity risks which are described further in Note 29 'Financial instruments and risk management' and which may impact the amount, timing and certainty of future cash flows.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14. Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss form part of the trading portfolio of the Company and comprise marketable securities and other financial assets. The following amounts are included in financial assets held at fair value.

	2025 Total $ Million	2024 Total $ Million
Financial assets mandatorily at fair value through profit and loss		
Derivatives (Note 13)	231,501	178,675
Inventory		
Government bonds	40,435	25,648
Non-government bonds	11,615	7,747
Equities	30,520	24,199
Commodities	1,003	1,906
Commercial Paper	—	16
	83,573	59,516
Equity securities held for investment (Note 16)	131	114
Financial assets designated at fair value through profit or loss		
Collateralised financing transactions	90,715	47,790
	405,920	286,095

15. **Financial assets and liabilities accounting classifications and fair values**

The table below sets out the Company's classification of each class of financial assets and liabilities, and their fair values. Those measured at fair value, whether mandatorily or designated as such, are further allocated to levels in the fair value hierarchy in the table on the following page.

31 December 2025	Mandatorily at FVTPL $ Million	Designated at FVTPL $ Million	Amortised cost $ Million	Mandatorily at FVTPL - equity investments $ Million	Total carrying amount $ Million	Fair value $ Million
Cash	—	—	11,281	—	11,281	11,281
Derivatives	231,501	—	—	—	231,501	231,501
Inventory	83,573	—	—	—	83,573	83,573
Equity securities held for investment	—	—	—	131	131	131
Collateralised financing transactions	—	90,715	87,272	—	177,987	177,987
Cash collateral pledged	—	—	19,888	—	19,888	19,888
Trade debtors	—	—	21,479	—	21,479	21,479
Other debtors	—	—	582	—	582	582
	315,074	90,715	140,502	131	546,422	546,422
Bank loans and overdrafts	—	—	1,038	—	1,038	1,010
Derivatives	235,528	—	—	—	235,528	235,528
Securities sold but not yet purchased	32,446	—	—	—	32,446	32,446
Collateralised financing transactions	—	91,047	77,085	—	168,132	168,132
Hybrid financial liabilities	—	31,372	—	—	31,372	31,372
Cash collateral held	—	—	22,987	—	22,987	22,987
Trade creditors	—	—	15,238	—	15,238	15,238
Other creditors and accruals	—	—	4,628	—	4,628	4,628
Subordinated loans	—	—	11,900	—	11,900	13,090
	267,974	122,419	132,876	—	523,269	524,431

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. **Financial assets and liabilities accounting classifications and fair values** (continued)

31 December 2024	Mandatorily at FVTPL $ Million	Designated at FVTPL $ Million	Amortised cost $ Million	Mandatorily at FVTPL - equity investments $ Million	Total carrying amount $ Million	Fair value $ Million
Cash	—	—	8,208	—	8,208	8,208
Derivatives	178,675	—	—	—	178,675	178,675
Inventory	59,516	—	—	—	59,516	59,516
Equity securities held for investment	—	—	—	114	114	114
Collateralised financing transactions	—	47,790	89,274	—	137,064	137,064
Cash collateral pledged	—	—	14,355	—	14,355	14,355
Trade debtors	—	—	15,206	—	15,206	15,206
Other debtors	—	—	243	—	243	243
	238,191	47,790	127,286	114	413,381	413,381
Bank loans and overdrafts	—	—	1,086	—	1,086	1,086
Derivatives	178,045	—	—	—	178,045	178,045
Securities sold but not yet purchased	32,285	—	—	—	32,285	32,285
Collateralised financing transactions	—	38,232	70,727	—	108,959	108,959
Hybrid financial liabilities	—	24,869	—	—	24,869	24,869
Cash collateral held	—	—	17,372	—	17,372	17,372
Trade creditors	—	—	12,573	—	12,573	12,573
Other creditors and accruals	—	—	3,949	—	3,949	3,949
Subordinated loans	—	—	10,300	—	10,300	10,875
	210,330	63,101	116,007	—	389,438	390,013

15.   Financial assets and liabilities accounting classifications and fair values (continued)

The following table shows an analysis of financial assets and liabilities measured at fair value by level in the hierarchy:

31 December 2025	Level 1 $ Million	Level 2 $ Million	Level 3 $ Million	Total $ Million
Financial assets mandatorily at fair value				
Derivatives	7	229,132	2,362	231,501
Government bonds	27,922	12,438	75	40,435
Non-government bonds	309	10,999	307	11,615
Equities	29,576	722	222	30,520
Commodities	—	1,003	—	1,003
Commercial Paper	—	—	—	—
	57,814	254,294	2,966	315,074
Financial assets designated at fair value				
Collateralised financing transactions	138	90,507	70	90,715
Other financial assets at fair value through P&L				
Equity securities held for investment	—	—	131	131
	57,952	344,801	3,167	405,920
Financial liabilities mandatorily at fair value				
Derivatives	11	230,920	4,597	235,528
Securities sold but not yet purchased	25,615	6,775	56	32,446
	25,626	237,695	4,653	267,974
Financial liabilities designated at fair value				
Collateralised financing transactions	—	91,047	—	91,047
Hybrid financial liabilities	—	27,735	3,637	31,372
	25,626	356,477	8,290	390,393

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

15. **Financial assets and liabilities accounting classifications and fair values** (continued)

31 December 2024	Level 1 $ Million	Level 2 $ Million	Level 3 $ Million	Total $ Million
Financial assets mandatorily at fair value				
Derivatives	25	176,594	2,056	178,675
Government bonds	17,833	7,723	61	25,617
Non-government bonds	212	7,260	275	7,747
Equities	23,099	1,032	68	24,199
Commodities	—	1,906	—	1,906
Commercial Paper	—	16	—	16
	41,169	194,531	2,460	238,160
Financial assets designated at fair value				
Collateralised financing transactions	61	47,713	47	47,821
Other financial assets at fair value through P&L				
Equity securities held for investment	—	—	114	114
	41,230	242,244	2,621	286,095
Financial liabilities mandatorily at fair value				
Derivatives	2	174,167	3,876	178,045
Securities sold but not yet purchased	27,051	5,208	26	32,285
	27,053	179,375	3,902	210,330
Financial liabilities designated at fair value				
Collateralised financing transactions	240	37,991	—	38,231
Hybrid financial liabilities	—	21,454	3,415	24,869
	27,293	238,820	7,317	273,430

During the 12 months ended December 31, 2025, above the $100 million threshold, a total balance of $125 million was transferred from Level 2 to Level 1, and $122 million was transferred from Level 1 to Level 2. Transfers were driven by changes in market activity on the individual instruments.

The following table shows an analysis of financial assets and liabilities classified as held at amortised cost by level in the hierarchy:

31 December 2025	Level 1 $ Million	Level 2 $ Million	Level 3 $ Million	Total $ Million
Financial assets at amortised cost				
Cash	—	11,281	—	11,281
Collateralised financing transactions	—	87,272	—	87,272
Cash collateral pledged	—	19,888	—	19,888
Trade debtors	—	21,479	—	21,479
Other debtors	—	582	—	582
	—	140,502	—	140,502
Financial liabilities at amortised cost				
Bank loans and overdrafts	—	1,038	—	1,038
Collateralised financing transactions	—	77,085	—	77,085
Cash collateral held	—	22,987	—	22,987
Trade creditors	—	15,238	—	15,238
Other creditors and accruals	—	4,628	—	4,628
Subordinated loans	—	11,900	—	11,900
	—	132,876	—	132,876

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. Financial assets and liabilities accounting classifications and fair values (continued)

31 December 2024	Level 1 $ Million	Level 2 $ Million	Level 3 $ Million	Total $ Million
Financial assets at amortised cost				
Cash	—	8,208	—	8,208
Collateralised financing transactions	—	89,274	—	89,274
Cash collateral pledged	—	14,355	—	14,355
Trade debtors	—	15,206	—	15,206
Other debtors	—	243	—	243
	—	127,286	—	127,286
Financial liabilities at amortised cost				
Bank loans and overdrafts	—	1,086	—	1,086
Collateralised financing transactions	—	70,727	—	70,727
Cash collateral held	—	17,372	—	17,372
Trade creditors	—	12,573	—	12,573
Other creditors	—	3,949	—	3,949
Subordinated loans	—	10,300	—	10,300
	—	116,007	—	116,007

Given the short term nature and characteristics of collateralised financing transactions, trade debtors, other debtors, trade creditors, other creditors and accruals the fair value has been assumed to approximate the carrying value. The fair value of subordinated loans has been calculated using the present value of future estimated cash flows, discounted using a discount rate of USD 3 month Overnight Indexed Swap (OIS) plus the Company's credit spread as at 31 December 2025.

Fair Value Measurement

IFRS 13 – *Fair Value Measurement,* defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and therefore represents an exit price. Among other things, the standard requires the Company to maximise the use of observable inputs and minimise the use of unobservable inputs when measuring fair value.

Under IFRS 13, the probability of default of a counterparty is factored into the valuation of derivative positions and other positions, and the impact of the Company's own credit risk is also factored into the valuation of derivatives and other liabilities that measured at fair value.

Fair Value Hierarchy Principles

IFRS 13 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions.

The two types of inputs have created the following fair value hierarchy:
- Level 1: Quoted prices for identical instruments in active markets.
- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and value drivers are observable in the market.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Fair Value Hierarchy Principles (continued)

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible.

The fair value hierarchy classification approach typically utilizes rules-based and data driven selection criteria to determine whether an instrument is classified as Level 1, Level 2, or Level 3:

*   The determination of whether an instrument is quoted in an active market and therefore considered a Level 1 instrument is based upon the frequency of observed transactions and the quality of independent market data available on the measurement date.
*   A Level 2 classification is assigned where there is observability of prices / market inputs to models, or where any unobservable inputs are not significant to the valuation. The determination of whether an input is considered observable is based on the availability of independent market data and its corroboration, for example through observed transactions in the market.
*   Otherwise, an instrument is classified as Level 3.

Determination of Fair Value and Hierarchy Levels

For assets and liabilities carried at fair value, the Company measures fair value using the procedures set out below, irrespective of whether the assets and liabilities are measured at fair value as a result of an election, a non-recurring lower of-cost-or-market (LOCOM) adjustment, or because they are required to be measured at fair value.

When available, the Company uses quoted market prices from active markets to determine fair value and classifies such items as Level 1. In some specific cases where a market price is available, the Company will apply practical expedients (such as matrix pricing) to calculate fair value, in which case the items may be classified as Level 2.

The Company may also apply a price-based methodology that utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued.   If relevant and observable prices are available , those valuations may be classified as Level 2. However, when there are one or more significant unobservable "price" inputs,those valuations will be classified as Level 3. Furthermore, when a quoted price is considered stale, a significant adjustment to the price of a similar security may be necessary to reflect differences in the terms of the actual security or loan being valued, or alternatively, when prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates and option volatilities. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

Where internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors' and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models, and the Company assesses the quality and relevance of this information in determining the estimate of the fair value. The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

Market valuation adjustments

Generally, the unit of account for a financial instrument is the individual financial instrument. The Company applies market valuation adjustments that are consistent with the unit of account, which do not include adjustment due to the size of the Company's position, except as follows.

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Market valuation adjustments (continued)

IFRS 13 permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. Citi has elected to measure certain portfolios of financial instruments that meet those criteria, such as derivatives, on the basis of the net open risk position.

Valuation adjustments are applied to items classified as Level 2 or Level 3 in the fair value hierarchy to ensure that the fair value reflects the price at which the net open risk position could be exited. These valuation adjustments are based on the bid/offer spread for an instrument in the market. When Citi has elected to measure certain portfolios of financial investments, such as derivatives, on the basis of the net open risk position, the valuation adjustment may take into account the size of the position.

Credit valuation adjustments (CVA) and funding valuation adjustments (FVA) are applied to certain over-the-counter (OTC) derivative instruments where adjustments to reflect counterparty credit risk, own credit risk and term funding risk are required to estimate fair value. This principally includes derivatives with a base valuation (e.g., discounted using overnight indexed swap (OIS)) requiring adjustment for these effects, such as uncollateralized interest rate swaps. The CVA represents a portfolio-level adjustment to reflect the risk premium associated with the counterparty's (assets) or Company's (liabilities) non-performance risk.

The FVA represents a market funding risk premium inherent in the uncollateralized portion of a derivative portfolio and in certain collateralized derivative portfolios that do not include standard credit support annexes (CSAs), such as where the CSA does not permit the reuse of collateral received. Company's FVA methodology leverages the existing CVA methodology to estimate a funding exposure profile. The calculation of this exposure profile considers collateral agreements in which the terms do not permit the Company to reuse the collateral received, including where counterparties post collateral to third-party custodians. Company's CVA and FVA methodologies consist of two steps:

- First, the exposure profile for each counterparty is determined using the terms of all individual derivative positions and a Monte Carlo simulation or other quantitative analysis to generate a series of expected cash flows at future points in time. The calculation of this exposure profile considers the effect of credit risk mitigants and sources of funding, including pledged cash or other collateral and any legal right of offset that exists with a counterparty through arrangements such as netting agreements. Individual derivative contracts that are subject to an enforceable master netting agreement with a counterparty are aggregated as a netting set for this purpose, since it is those aggregate net cash flows that are subject to non performance risk. This process identifies specific, point-in-time future cash flows that are subject to non performance and term funding risk, rather than using the current recognized net asset or liability as a basis to measure the CVA and FVA.

- Second, for CVA, market-based views of default probabilities derived from observed credit spreads in the credit default swap (CDS) market are applied to the expected future cash flows determined in step one. Citi's own credit CVA is determined using Citi-specific CDS spreads for the relevant tenor. Generally, counterparty CVA is determined using CDS spread indices for each credit rating and tenor. For certain identified netting sets where individual analysis is practicable (e.g., exposures to counterparties with liquid CDSs), counterparty-specific CDS spreads are used. For FVA, a term structure of spreads is applied to the expected funding exposures (e.g., the market liquidity spread used to represent the term funding premium associated with certain OTC derivatives).

The CVA and FVA are designed to incorporate a market view of the credit and funding risk, respectively, inherent in the derivative portfolio. However, most unsecured derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually or, if terminated early, are terminated at a value negotiated bilaterally between the parties. Thus, the CVA and FVA may not be realized upon a settlement or termination in the normal course of business.

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Market valuation adjustments (continued)

In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit or funding risk associated with the derivative instruments.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

No quoted prices exist for these instruments, since fair value is determined using a discounted cash flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. These cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are recorded at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy

Trading Account Assets and Liabilities—Trading Securities and Trading Loans

When available, the Company uses quoted market prices in active markets to determine the fair value of trading securities; such items are classified within Level 1 of the fair value hierarchy. Examples include government securities and exchange-traded equity securities.

For bonds and secondary market loans traded over the counter, the Company generally determines fair value utilizing various valuation techniques, including discounted cash flows, price-based and internal models. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors.

A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of instruments with similar characteristics to the bond or loan being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities and loans priced using such methods are generally classified as Level 2. However, when the significant inputs to the valuation are unobservable, or prices from independent sources are insufficient to corroborate valuation, a loan or security is generally classified as Level 3. Where internal valuation techniques are used to determine fair value estimates, prices from independent sources, including third-party vendors, are utilized when possible.

When the Company's principal exit market for a portfolio of loans is through securitization, the Company uses the securitization price as a key input into the fair value of the loan portfolio. The securitization price is determined from the assumed proceeds of a hypothetical securitization within the current market environment. Where such a valuation approach is possible, loan portfolios are typically classified as Level 2 in the fair value hierarchy.

Trading Account Assets and Liabilities — Derivatives

Exchange-traded derivatives, measured at fair value using quoted (i.e., exchange) prices in active markets, where available, are classified within Level 1 of the fair value hierarchy.

Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivative instruments are classified as either Level 2 or Level 3 depending on the observability of the significant inputs to the valuation.

The valuation techniques depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, such as derivative pricing models (e.g., Black-Scholes and Monte Carlo simulations).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, volatilities and correlation.

NOTES TO ᴛʜᴇ FINANCIAL STATEMENTS

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Investments

The investments category includes available-for-sale debt and marketable equity securities whose fair values are generally determined by utilizing similar procedures described for trading securities above or, in some cases, using vendor pricing as the primary source.

Also included in investments are non-public investments in private equity and real estate entities. Determining the fair value of non-public securities involves a significant degree of management's judgment, as no quoted prices exist and such securities are not generally traded. In addition, there may be transfer restrictions on private equity securities. The Company's process for determining the fair value of such securities utilizes commonly accepted valuation techniques, including guideline public company analysis and comparable transactions. In determining the fair value of non public securities, the Company also considers events such as a proposed sale of the investee company, initial public offerings, equity issuances or other observable transactions. Private equity securities are generally classified within Level 3 of the fair value hierarchy.

Short-Term Borrowings and Long-Term Debt

Where fair value accounting has been elected, the fair value of non-structured liabilities is determined by utilizing internal models using the appropriate discount rate for the applicable maturity. Such instruments are classified within Level 2 of the fair value hierarchy when all significant inputs are readily observable.

The Company determines the fair value of hybrid financial instruments, including structured liabilities, using the appropriate derivative valuation methodology (described above in "Trading Account Assets and Liabilities— Derivatives") given the nature of the embedded risk profile. Such instruments are classified as Level 2 or Level 3 depending on the observability of significant inputs to the valuation.

Collateralised financing transactions

No quoted prices exist for such financial instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, when such instruments are held at fair value, they are classified within Level 2 of the fair value hierarchy as the inputs used in the valuation are readily observable.

Changes in Level 3 Fair Value Category

The following tables present the changes in the Level 3 fair value category for the years ended 31 December 2025 and 31 December 2024. Gains and losses presented below include changes in the fair value related to both observable and unobservable inputs. CGML often hedges positions with offsetting positions that are classified in a different level.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. Financial assets and liabilities accounting classifications and fair values (continued)

Changes in Level 3 Fair Value Category (continued)

2025	At 1 January 2025	Gain/(loss) recorded in the profit and loss statement		Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	At 31 December 2025
		Realised	Unrealised							
	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Financial assets mandatorily at fair value										
Derivatives	2,056	(582)	1,320	1,894	(117)	—	(1,251)	1,190	(2,148)	2,362
Government bonds	61	7	12	208	(226)	—	—	48	(35)	75
Non-government bonds	275	(2)	(7)	701	(545)	—	—	123	(238)	307
Equities	68	4	12	227	(112)	—	—	45	(22)	222
Financial assets designated at fair value										
Collateralised financing transactions	47	14	16	638	—	(8)	(563)	24	(98)	70
Other assets at fair value through P&L										
Equity securities held for investment	114	(39)	56	1	(1)	—	—	—	—	131
	2,621	(598)	1,409	3,669	(1,001)	(8)	(1,814)	1,430	(2,541)	3,167

	At 1 January 2025	(Gain)/loss recorded in the profit and loss statement		Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	At 31 December 2025
		Realised	Unrealised							
Financial liabilities held for trading	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Derivatives	3,862	(760)	1,590	2,853	—	31	(1,828)	1,270	(2,421)	4,597
Securities sold but not yet purchased	26	18	4	39	—	—	(50)	37	(17)	57
Financial liabilities designated at fair value										
Collateralised financing transactions	—	(3)	1	115	—	—	(14)	1	(100)	—
Hybrid financial liabilities	3,466	(83)	647	—	—	637	(862)	29	(197)	3,637
	7,354	(828)	2,242	3,007	—	668	(2,754)	1,337	(2,735)	8,291

15. **Financial assets and liabilities accounting classifications and fair values** (continued)

Changes in Level 3 Fair Value Category (continued)

2024	At 1 January 2024	Gain/(loss) recorded in the profit and loss statement		Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	At 31 December 2024
		Realised	Unrealised							
	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Financial assets mandatorily at fair value										
Derivatives	2,101	(1,724)	2,131	1,871	(132)	—	(1,384)	1,123	(1,930)	2,056
Government bonds	51	(6)	39	66	(68)	—	5	6	(32)	61
Non-government bonds	325	23	(33)	561	(519)	—	—	119	(201)	275
Equities	147	6	(8)	131	(308)	—	—	140	(40)	68
Financial assets designated at fair value										
Collateralised financing transactions	47	—	4	90	—	673	(638)	—	(129)	47
Other assets at fair value through P&L										
Equity securities held for investment	138	6	(14)	31	(47)	—	—	—	—	114
	2,809	(1,695)	2,119	2,750	(1,074)	673	(2,017)	1,388	(2,332)	2,621

	At 1 January 2024	(Gain)/loss recorded in the profit and loss statement		Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	At 31 December 2024
		Realised	Unrealised							
Financial liabilities held for trading	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Derivatives	3,961	(1,460)	1,936	2,049	(2)	66	(1,797)	1,235	(2,075)	3,913
Securities sold but not yet purchased	12	—	9	99	—		(110)	18	(2)	26
Financial liabilities designated at fair value										
Hybrid financial liabilities	3,597	(25)	(31)	—	—	909	(486)	84	(633)	3,415
	7,570	(1,485)	1,914	2,148	(2)	975	(2,393)	1,337	(2,710)	7,354

2025 opening balances have been adjusted for hybrid financial liabilities and derivative liabilities to reflect instruments in their original classes, that were previously classified as "unsettled", being issued after the financial period close.

Level 3 Fair Value Transfers

The following were the significant Level 3 transfers for the period December 31 2024 to December 31 2025:

During the 12 months ended December 31 2025, transfers of Equity Derivative contracts were $2.9 billion ($1.1 billion asset, $1.8 billion liability) from Level 3 to Level 2. These were driven by Equity Options and Equity Swaps due to certain unobservable inputs becoming less significant relative to their overall valuation, and market changes have resulted in some inputs becoming more observable.

In other instances, transfers of Equity Derivative contracts were $1.2 billion ($0.3 billion asset, $0.9 billion liability) from Level 2 to Level 3. These were driven by Equity Options due to certain unobservable inputs becoming more significant relative to their overall valuation, and market changes have resulted in some inputs becoming more unobservable.

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Fair Value Hierarchy Classification

Unobservable inputs

During the year, total changes in fair value, representing a $603 million loss (2024: $103 million loss was recognised in the income statement relating to items where fair value was estimated using a valuation technique that incorporated one or more significant inputs based on unobservable market data. As these valuation techniques were based upon assumptions, changing the assumptions would change the estimate of fair value. The potential impact of using reasonably possible assumptions in line with those used for the Company's Regulatory Prudential Adjustment for the valuation techniques for both observable and unobservable market data has been quantified as approximately $947 million downside and $985 million upside (2024: $842 million downside and $878 million upside). The main contributors to this impact were Equity Markets, Credit Trading and Interest Rates Trading businesses.

Uncertainty of Fair Value Measurements Relating to Unobservable Inputs

Valuation uncertainty arises when there is insufficient or disperse market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement.

The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes some of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

Correlation

Correlation is a measure of the extent to which two or more variables change in relation to each other. A variety of correlation-related assumptions are required for a wide range of instruments, including equity and credit baskets, foreign exchange options, Credit Index Tranches and many other instruments. For almost all of these instruments, correlations are not directly observable in the market and must be calculated using alternative sources, including historical information.   Estimating correlation can be especially difficult where it may vary over time, and calculating correlation information from market data requires significant assumptions regarding the informational efficiency of the market (e.g., swaption markets). Uncertainty therefore exists when an estimate of the appropriate level of correlation as an input into some fair value measurements is required.

Changes in correlation levels can have a substantial impact, favorable or unfavorable, on the value of an instrument, depending on its nature. A change in the default correlation of the fair value of the underlying bonds comprising a CDO structure would affect the fair value of the senior tranche. For example, an increase in the default correlation of the underlying bonds would reduce the fair value of the senior tranche, because highly correlated instruments produce greater losses in the event of default and a portion of these losses would become attributable to the senior tranche. That same change in default correlation would have a different impact on junior tranches of the same structure.

15. Financial assets and liabilities accounting classifications and fair values (continued)

Volatility

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as comparable instruments, historical analysis or other sources of market information. This leads to uncertainty around the final fair value measurement of instruments with unobservable volatilities.

The general relationship between changes in the value of an instrument (or a portfolio) to changes in volatility also depends on changes in interest rates and the level of the underlying index. Generally, long option positions (assets) benefit from increases in volatility, whereas short option positions (liabilities) will suffer losses. Some instruments are more sensitive to changes in volatility than others. For example, an at-the-money option would experience a greater percentage change in its fair value than a deep-in-the-money option. In addition, the fair value of an option with more than one underlying security (e.g., an option on a basket of equities) depends on the volatility of the individual underlying securities as well as their correlations.

Yield

In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3. Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

Prepayment

Voluntary unscheduled payments (prepayments) change the future cash flows for the investor and thereby change the fair value of the security. The effect of prepayments is more pronounced for residential mortgage-backed securities. Prepayment is generally negatively correlated with delinquency and interest rate. A combination of low prepayments and high delinquencies amplifies each input's negative impact on a mortgage securities' valuation. As prepayment speeds change, the weighted average life of the security changes, which impacts the valuation either positively or negatively, depending upon the nature of the security and the direction of the change in the weighted average life.

Recovery

Recovery is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (e.g., commercial mortgage backed securities), the expected recovery amount of a defaulted property is typically unknown until a liquidation of the property is imminent. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Generally, an increase in the recovery rate assumption increases the fair value of the security. An increase in loss severity, the inverse of the recovery rate, reduces the amount of principal available for distribution and, as a result, decreases the fair value of the security.

Credit Spread

Credit spread is a component of the security representing its credit quality. Credit spread reflects the market perception of changes in prepayment, delinquency and recovery rates, therefore capturing the impact of other variables on the fair value. Changes in credit spread affect the fair value of securities differently depending on the characteristics and maturity profile of the security. For example, credit spread is a more significant driver of the fair value measurement

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15.   Financial assets and liabilities accounting classifications and fair values (continued)

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The following tables present the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements as of 31 December 2025 and 31 December 2024. Note that these tables represent key drivers by disclosures line and may not agree back to the Changes in Level 3 Fair Value Category table.

2025	Fair Value $ Million	Methodology	Input	Range of Inputs Min	Range of Inputs Max	Unit
Assets						
<u>Derivative assets</u>	2,362					
Equity Derivatives		Model-based	Equity Volatility	2.8	101.7	%
		Model-based	Equity Forward	53.3	373.5	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
		Model-based	Equity-FX Correlation	-75.7	70.0	%
		Model-based	FX Volatility	0.8	16.0	%
Commodity Derivatives		Model-based	Forward Price	10.2	395.5	%
		Model-based	Commodity Volatility	8.4	72.2	%
Credit Derivatives		Model-based	Recovery Rate	0.5	40.0	%
		Model-based	Credit Spread	2.1	663.2	bps
		Model-based	IR Normal Volatility	0.3	0.9	%
		Model-based	Upfront Points	10.4	106.2	%
		Model-based	Credit Correlation	5.0	73.2	%
		Model-based	Credit Spread Volatility	31.7	109.4	%
Foreign Exchange Derivatives		Model-based	Yield	1.0	14.9	%
		Model-based	IR Basis	-20.1	11.2	%
		Price-based	Price	6.5	99.9	$
Interest Rate Derivatives		Model-based	IR Normal Volatility	0.3	0.9	%
		Model-based	Equity Volatility	5.3	101.7	%
<u>Inventory</u>	604					
Government Bonds		Model-based	Interest Rate	3.0	4.9	%
Non-government bonds		Price-based	Price	0.0	105.2	$
		Model-based	Forward Price	37.7	164.1	%
Equity Securities		Price-based	Price	0.0	16,458.3	$
<u>Equity securities held for investment</u>	131	Comparables Analysis	EBITDA Multiples	12.3	14.7	x
		Model-based	Illiquidity Discount	10.0	33.0	%
		Model-based	Discount Rate	17.5	17.5	%

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. Financial assets and liabilities accounting classifications and fair values (continued)

Liabilities

Derivative liabilities	4,597					
Equity Derivatives		Model-based	Equity Volatility	2.8	101.7	%
		Model-based	Equity Forward	53.3	373.5	%
		Model-based	Equity-FX Correlation	-75.7	70.0	%
		Model-based	Equity-IR Correlation	-39.3	50.0	%
		Model-based	FX Volatility	0.8	32.7	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
Commodity Derivatives		Model-based	Forward Price	10.2	395.5	%
		Model-based	Commodity Volatility	12.3	72.2	%
Credit Derivatives		Price-based	Price	58.7	115.5	$
		Model-based	Recovery Rate	0.5	40.0	%
		Model-based	Credit Spread	1.0	1,090.0	bps
Foreign Exchange Derivatives		Model-based	IR Normal Volatility	0.5	0.9	%
		Model-based	Yield	1.0	14.9	%
		Model-based	IR Basis	-20.1	11.2	%
Interest Rate Derivatives		Model-based	IR Normal Volatility	0.3	0.9	%
		Model-based	Equity Volatility	5.3	101.7	%
Securities sold but not yet purchased	56	Price-based	Price	0.0	16,458.3	$
		Model-based	IR Normal Volatility	0.3	0.9	%
		Model-based	Price	58.7	119.1	$
Hybrid financial liabilities	3,637	Model-based	Commodity Correlation	16.1	63.5	%
		Model-based	Commodity Volatility	12.5	41.4	%
		Model-based	Credit Spread	46.3	217.4	bps
		Model-based	Equity Forward	53.3	373.5	%
		Model-based	Equity Volatility	1.0	101.7	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
		Model-based	Equity-FX Correlation	-75.7	70.0	%
		Model-based	Equity-IR Correlation	—	56.6	%
		Model-based	Forward Price	0.2	173.4	%
		Model-based	FX Volatility	0.8	32.7	%
		Model-based	FX-FX Correlation	-70.7	77.0	%
		Model-based	IR Normal Volatility	0.3	0.9	%
		Model-based	IR-FX Correlation	40.0	60.0	%
		Model-based	IR-IR Correlation	40.0	60.0	%
		Model-based	Price	58.7	119.3	$
		Model-based	Recovery Rate	40.0	40.0	%
		Price-based	Price	0.0	2,631.0	$

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. **Financial assets and liabilities accounting classifications and fair values** (continued)

2024	Fair Value $ Million	Methodology	Input	Range of Inputs Min	Range of Inputs Max	Unit
Assets						
Derivative assets	2,056					
Equity securities held for investment		Comparables Analysis	Illiquidty Discount	10.0	33.0	%
		Comparables Analysis	EBITDA Multiples	16.2	16.2	x
		Model-based	Discount Rate	17.5	17.5	%
Equity Derivatives		Model-based	Equity Forward	71.8	334.3	%
		Model-based	Equity Volatility	—	145.4	%
		Model-based	Equity-FX Correlation	-93.3	70.0	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
Commodity Derivatives		Model-based	Forward Price	0.2	153.4	%
		Model-based	Commodity Volatility	7.1	91.7	%
		Model-based	Commodity Correlation	2.0	93.5	%
Credit Derivatives		Model-based	Recovery Rate	20.0	72.0	%
		Model-based	Credit Spread	8.4	747.3	bps
		Model-based	Credit Spread Volatility	38.1	81.4	%
		Model-based	Upfront Points	-6.8	110.5	%
Foreign Exchange Derivatives		Model-based	Yield	1.7	46.3	%
		Model-based	IR Basis	-1.5	15.8	%
		Model-based	IR Normal Volatility	0.3	0.9	%
Interest Rate Derivatives		Model-based	IR Normal Volatility	0.4	1.5	%
		Model-based	Equity Volatility	—	145.4	%
		Model-based	Inflation Volatility	0.3	6.3	%
Inventory	404					
Government Bonds		Model-based	Interest Rate	3.8	3.8	%
Non-government bonds		Price-based	Price	35.0	106.5	$
		Model-based	Forward Price	58.8	153.4	%
Equity Securities		Price-based	Price	0.0	14,382.1	$
		Comparables Analysis	EBITDA Multiples	6.8	6.8	x
Liabilities						
Derivative liabilities	3,876					
Equity Derivatives		Model-based	Equity Volatility	—	145.4	%
		Model-based	Equity Forward	71.8	334.3	%
		Model-based	Equity-FX Correlation	-93.3	70.0	%
		Model-based	Equity-IR Correlation	-34.0	60.0	%
		Model-based	FX Volatility	—	90.7	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
Commodity Derivatives		Model-based	Forward Price	0.2	153.4	%
		Model-based	Commodity Volatility	7.1	91.7	%
		Model-based	Commodity Correlation	2.0	93.5	%
		Model-based	Dividend amount	0.2	158.0	$
Credit Derivatives		Model-based	Recovery Rate	20.0	72.0	%
		Model-based	Credit Spread	8.4	3,521.9	bps
		Model-based	Credit Spread Volatility	38.1	81.4	%
		Model-based	Upfront Points	-6.8	88.6	%

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15. **Financial assets and liabilities accounting classifications and fair values** (continued)

Foreign Exchange Derivatives		Model-based	IR Normal Volatility	0.7	13.0	%
		Model-based	Yield	1.7	46.3	%
		Model-based	IR Basis	-1.5	15.8	%
Interest Rate Derivatives		Model-based	IR Normal Volatility	0.5	15.0	%
		Model-based	Equity Volatility	—	145.4	%
		Model-based	Equity Forward	71.8	334.3	%
		Model-based	Yield	1.7	46.3	%
Securities sold but not yet purchased	26	Price-based	Price	0.0	14,382.1	$
		Model-based	IR Normal Volatility	0.3	1.1	%
Hybrid financial liabilities	3,415	Model-based	Commodity Correlation	2.0	93.5	%
		Model-based	Commodity Volatility	7.1	81.0	%
		Model-based	Commodity-FX Correlation	-53.5	37.0	%
		Model-based	Credit Spread	193.2	193.2	bps
		Model-based	Equity Forward	71.8	334.3	%
		Model-based	Equity Volatility	—	145.4	%
		Model-based	Equity-Equity Correlation	-36.2	99.0	%
		Model-based	Equity-FX Correlation	-93.3	70.0	%
		Model-based	Equity-IR Correlation	-34.0	60.0	%
		Model-based	Forward Price	57.1	114.3	%
		Model-based	FX Volatility	—	90.7	%
		Model-based	FX-FX Correlation	-80.0	71.4	%
		Model-based	IR Normal Volatility	0.3	13.0	%
		Model-based	Upfront Points	25.6	25.6	%
		Price-based	Price	—	104.2	$
		Model-based	IR Normal Volatility	0.3	1.1	%

16. **Equity securities held for investment**

	Unlisted Investments 2025 $ Million	Unlisted Investments 2024 $ Million
Fair value		
At 1 January	114	138
Additions	—	—
Disposals	(3)	(50)
Gains recognised in income statement	20	26
At 31 December	131	114

NOTES TO THE FINANCIAL STATEMENTS

17. Involvement with unconsolidated structured entities

The table below describes the types of unconsolidated structured entities (USE's), that are not controlled by CGML but in which it holds an interest.

Type of structured entity	Nature and purpose	2025		2024	
		Total USE assets $ Million	CGML exposure $ Million	Total USE assets [1] $ Million	CGML exposure $ Million
Investment Funds	Fund/Limited Partnership Structure	—	—	—	—
Client Intermediation	Credit Derivative Repack Vehicle/Credit Derivatives	48	49	49	49
Collateralized Loan Obligations	Synthetic CDO	2	1	2	1
		50	50	51	50

Investment funds

The objective of these funds is to seek income and capital gains from investing in U.S. government securities. Funding is provided by investors in the fund, who are professional or institutional investors. CGML is the derivative swap counterparty to the fund which is the source of its exposure. The derivative transactions are FX options and swaps.

Client Intermediation

Client intermediation transactions represent a range of transactions designed to provide investors with specified returns based on the returns of an underlying security, referenced asset or index. The Company's involvement in these transactions includes being the counterparty to the entity's derivative instruments. The derivative transactions are FX options and swaps.

Collateralised Loan Obligations (CLOs)

A collateralised loan obligation (CLO) is a USE that purchases a portfolio of assets consisting primarily of non-investment grade corporate loans. CLOs issue multiple tranches of debt and equity to investors to fund the asset purchases and pay upfront expenses associated with forming the CLO. Citi serves as a structuring and placement agent with respect to the CLOs. Typically, the debt and equity of the CLOs are sold to third-party investors.

[1] In accordance with Citi's reporting policy, unconsolidated structured entities with holdings below the de minimis threshold of USD 1 million are not disclosed, as they are not considered significant for reporting purposes.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17. Involvement with unconsolidated structured entities (continued)

Collateralised Loan Obligations (CLOs) (continued)

The Company generally does not have the power to direct the activities that most significantly impact the economic performance of the CLOs, as this power is generally held by a third-party asset manager of the CLO.

18. Other Assets

The following amounts are included in Other Assets:

	2025 $ Million	2024 $ Million
Cash collateral pledged	19,888	14,355
Trade debtors	21,499	15,205
Other debtors	800	543
Prepayments and accrued income	39	30
Corporation tax receivable	236	224
Deferred tax asset (Note 22)	485	341
Intangible fixed assets (Note 19)	405	375
	43,352	31,073

Included within Trade Debtors are receivables from central clearing counterparties, securities trading receivables outside standard settlement, and other brokerage receivables.

Other Assets includes the following balances due from other Citi affiliates:

	2025 $ Million	2024 $ Million
Trade debtors	6,674	2,649
Cash collateral pledged	7,667	3,113
Other debtors	164	133
	14,505	5,895

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19. Intangible and Tangible fixed assets

The movement in Intangible and Tangible fixed assets for 2025 was as follows:

2025	**Intangible**	**Tangible Fixed Assets**	
	Software	**Equipment**	**Premises improvements**
	$ Million	**$ Million**	**$ Million**
Cost			
At 1 January 2025	1,047	6	13
Additions	82	—	—
Disposals	(1)	—	—
At 31 December 2025	1,128	6	13
Accumulated amortisation/depreciation			
At 1 January 2025	672	6	13
Charges for the year (Note 7)	51	—	—
At 31 December 2025	723	6	13
Net book value			
At 31 December 2025	405	—	—

The movement in Intangible and Tangible fixed assets for 2024 was as follows:

2024	**Intangible**	**Tangible Fixed Assets**	
	Software	**Equipment**	**Premises improvements**
	$ Million	**$ Million**	**$ Million**
Cost			
At 1 January 2024	953	6	13
Additions	94	—	—
		—	—
At 31 December 2024	1,047	6	13
Accumulated amortisation/depreciation			
At 1 January 2024	621	6	13
Charges for the year (Note7)	51	—	—
At 31 December 2024	672	6	13
Net book value			
At 31 December 2024	375	—	—

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20.   Investments in subsidiary and related undertakings

	2025 $ Million	2024 $ Million
Cost		
At 1st January	5,330	5,330
Additions	—	—
At 31st December	5,330	5,330
Impairment		
At 1st January	—	—
At 31st December	—	—
Net book value		
At 31st December	5,330	5,330

Details of all related undertakings held at 31 December 2025 as required by CA2006 SI 2008 No 410 Sch 4 Para 1 are set out below. All undertakings have a year end of 31 December and all of the Company's holdings are of ordinary shares.

In assessing the Net book value of CGML's investments, the Company considers whether an impairment trigger has occurred. Where there are signs of impairment, the Company assesses the higher of Value-in-use (VIU) and Fair value to determine the impairment incurred on the investment. The Company assessed the Value-in-use for its investment in Citigroup Global Markets Europe AG, for the year ending 31 December 2025, indicating no impairment had been incurred. The value of the Euro appreciated versus USD during the 2025 financial year. As.a result, CGML has determined that there have been no impairment triggers on its investments in subsidiary and related undertakings.

Directly held subsidiary undertakings (all 100% owned)

Name	Registered address
Citigroup Global Markets Europe AG	16 Reuterweg, Frankfurt am Main 30323, Germany
Citigroup Global Markets Funding Luxembourg SCA	31, Z.A. Bourmicht, L-8070 Bertrange, Luxembourg
Citigroup Global Markets Funding Luxembourg GP S.a.R.L.	31, Z.A. Bourmicht, L-8070 Bertrange, Luxembourg

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

21. Pledged assets

Collateral accepted as security for assets

The fair value of financial assets including government bonds, Eurobonds and other corporate bonds, equities, and cash accepted that were permitted to be sold or re-pledged in the absence of default was $371 billion (2024: $323 billion). The fair value of the collateral accepted that had been re-pledged at 31 December 2025, was $305 billion (2024: $261 billion). The Company was obliged to return equivalent securities. Where the collateral was used in secured financing transactions, these transactions were conducted under terms that are usual and customary to standard lending and securities borrowing and lending activities.

Where the collateral was used for derivative transactions, this was conducted under industry-standard ISDA (International Swaps and Derivatives Association and CSA (Credit Support Annex) agreements.

Financial assets pledged to secure liabilities

The total value of purchased financial assets including government bonds, Eurobonds and other corporate bonds, equities and cash that were pledged as collateral for liabilities at 31 December 2025, was $85 billion (2024: $62 billion). These transactions were conducted under terms that are usual and customary to standard lending and securities borrowing and lending activities.

The table below sets out an analysis of balance sheet encumbered (pledged) and unencumbered (not pledged) assets.

The asset encumbrance analyses below is unaudited.

An asset shall be treated as encumbered if it has been pledged or if it is subject to any form of arrangement to secure, collateralise or credit enhance any transaction from which it cannot be freely withdrawn. Correspondingly an asset shall be deemed to be unencumbered where CGML is not subject to any legal, contractual, regulatory, or other restriction preventing it from liquidating, selling, transferring, assigning or, generally, disposing of such asset via active outright sale or repurchase agreement.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO the FINANCIAL STATEMENTS

21. Pledged assets (continued)

The following table of balance sheet encumbered (pledged) and unencumbered (not pledged) assets is unaudited.

2025	Encumbered $ Million	Non-encumbered $ Million	Total $ Million
Assets			
Cash at bank and in hand	—	11,281	11,281
Equity instruments	25,491	5,029	30,520
Debt securities	39,441	13,612	53,053
Collateralised financing transactions	—	178,000	178,000
Other assets	20,242	260,169	280,411
Total	85,174	468,091	553,265
Collateral Received			
Equity instruments	58,715	8,428	67,143
Debt securities	246,318	41,269	287,587
Other collateral received	—	15,924	15,924
Total	305,033	65,621	370,654

2024	Encumbered $ Million	Non-encumbered $ Million	Total $ Million
Assets			
Cash at bank and in hand	—	8,208	8,208
Equity instruments	20,645	3,553	24,198
Debt securities	25,086	10,200	35,286
Collateralised financing transactions	—	137,095	137,095
Other assets	15,728	199,786	215,514
Total	61,459	358,842	420,301
Collateral Received			
Equity instruments	59,389	3,653	63,042
Debt securities	201,494	43,387	244,881
Other collateral received	—	14,926	14,926
Total	260,883	61,966	322,849

22. Deferred tax asset

The movement in deferred tax in the year is as follows:

	2025 $ Million	2024 $ Million
At 1 January	341	284
Deferred tax movement related to IFRS 9 adjustments	—	—
Income statement movement relating to deferred tax	(31)	(24)
Deferred tax movement in equity	175	81
At 31 December	485	341

Deferred tax is recognised on the Company's temporary differences as it is considered probable that taxable profits will arise against which these can be utilised. The deferred tax asset is recognised at the tax rates at which the temporary differences are expected to reverse.

22.   **Deferred tax asset** (continued)

There is also a deferred tax liability of $97 million on the pension asset which is reflected in Note 8 Pension.

The deferred tax asset in the balance sheet comprises:

	2025 $ Million	2024 $ Million
Accelerated tax depreciation	60	28
Deferred compensation	372	291
DVA in OCI	55	24
Provisions and other temporary differences	(2)	(2)
	485	341

The deferred tax movement in the income statement comprises:

	2025 $ Million	2024 $ Million
Accelerated tax depreciation	(32)	9
Deferred compensation	63	19
Provisions and other temporary differences	—	(4)
	31	24

The deferred tax movement in equity comprises:

	2025 $ Million	2024 $ Million
DVA in Statement of comprehensive income	(31)	(21)
Share based payment transactions in Equity reserve	(144)	(60)
	(175)	(81)

23.   **Other Liabilities**

The following amounts are included within Other Liabilities. Included within 'Other creditors and accruals' is the accrual in respect of the bank levy.

	2025 $ Million	2024 $ Million
Cash collateral held	22,987	17,372
Trade creditors	15,250	12,578
Other creditors and accruals	5,458	5,094
Payroll taxes	98	74
Corporation tax payable	—	—
Deferred tax liability on pensions (Note 8)	97	99
Provisions for liabilities and charges (Note 24)	45	72
	43,935	35,289

Trade Creditors includes customer margin trading payables, securities trading payables outside standard settlement and other brokerage payables.

23.   Other Liabilities (continued)

Included within Other Liabilities are the following balances due to other Citi affiliates:

	2025 $ Million	2024 $ Million
Cash collateral held	2,644	1,950
Trade creditors	3,468	2,166
Other creditors and accruals	3,570	3,225
	9,682	7,341

24.   Provisions for liabilities

	Restructuring provision $ Million	Litigation provisions $ Million	Other provisions $ Million	Total $ Million
At 1 January 2025	13	59	—	72
Charge to profits	27	6	—	33
Provisions utilised	(33)	(32)	—	(65)
Exchange adjustments	1	4	—	5
At 31 December 2025	8	37	—	45

CGML establishes accruals for contingencies, including any litigation, regulatory or tax matters disclosed herein, when the company believes it is more likely than not a loss has been incurred and the amount of the loss can be reasonably estimated. The accruals for these matters are disclosed on an aggregate basis in respect of all of the legal cases brought against CGML. Accruals have not been previously provided on a case-by-case basis, as they constitute privileged and confidential information and reflect CGML's evaluation and assessment of the merits of the matter and its litigation risk or settlement threshold. Such information is protected by legal / litigation privilege principles under English law.

Restructuring provision

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. For example, when the Company has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan.

The restructuring provision is not material.

Litigation provisions

The Company is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the U.S. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Contingencies below.

There are no individually material provisions.

24.   Provisions for liabilities (continued)

Contingencies

Madoff-Related Litigation

In 2008, a Securities Investor Protection Act (SIPA) trustee was appointed for the SIPA liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) in the United States Bankruptcy Court for the Southern District of New York. Beginning in 2010, the SIPA trustee commenced actions against multiple Citi entities, including Citibank, Citicorp North America, Inc., and CGML, captioned PICARD v. CITIBANK, N.A., ET AL., seeking recovery of monies that originated at BLMIS and were allegedly received by the Citi entities as subsequent transferees.

In February 2022, the SIPA trustee filed an amended complaint against Citibank, Citicorp North America, Inc., and CGML. In April 2022, these Citi entities moved to dismiss the amended complaint, which the bankruptcy court denied. In November 2022, the remaining Citi entities moved to file an interlocutory appeal of the bankruptcy court's decision and answered the amended complaint. Additional information concerning these actions is publicly available in court filings under the docket numbers 10-5345 (Bankr. S.D.N.Y.) (Beckerman, J.) and 22-9597 (S.D.N.Y.) (Gardephe, J.).

Beginning in 2010, the British Virgin Islands liquidators of Fairfield Sentry Limited, whose assets were invested with BLMIS, commenced multiple actions against CGML, Citibank (Switzerland) AG, Citibank, NA London, Citivic Nominees Ltd., Cititrust Bahamas Ltd., and Citibank Korea Inc., captioned FAIRFIELD SENTRY LTD., ET AL. v. CITIGROUP GLOBAL MARKETS LTD., ET AL.; FAIRFIELD SENTRY LTD., ET AL. v. CITIBANK (SWITZERLAND) AG, ET AL.; FAIRFIELD SENTRY LTD., ET AL. v. ZURICH CAPITAL MARKETS COMPANY, ET AL.; FAIRFIELD SENTRY LTD., ET AL. v. CITIBANK NA LONDON, ET AL.; FAIRFIELD SENTRY LTD., ET AL. v. CITIVIC NOMINEES LTD., ET AL.; FAIRFIELD SENTRY LTD., ET AL. v. DON CHIMANGO SA, ET AL.; and FAIRFIELD SENTRY LTD., ET AL. v. CITIBANK KOREA INC. ET AL., in the United States Bankruptcy Court for the Southern District of New York. The actions seek recovery of monies that were allegedly received directly or indirectly from Fairfield Sentry.

In August 2022, the United States District Court for the Southern District of New York affirmed various decisions of the bankruptcy court, which dismissed claims against CGML, Citibank (Switzerland) AG, Citibank, NA London, Citivic Nominees Ltd., Cititrust Bahamas Ltd., and Citibank Korea Inc., and permitted a single claim against Citibank, NA London, CGML, Citivic Nominees Ltd., and Citibank (Switzerland) AG to proceed. In September 2022, CGML, Citibank (Switzerland) AG, Citibank, NA London, and Citivic Nominees Ltd. moved for leave to appeal the district court's decision permitting the single claim to proceed against them. On July 5 2023, the United States Court of Appeals for the Second Circuit granted CGML, Citibank (Switzerland) AG, Citivic Nominees Ltd., and Citibank, NA London leave to appeal the district court's decision permitting a single claim to proceed against them and ordered those appeals to be heard in tandem with the liquidators' pending consolidated direct appeal.

On May 5 2023, the liquidators voluntarily dismissed the pending claims against Citibank (Switzerland) AG and Citivic Nominees Ltd. without prejudice, but the action continued against other defendants. On January 9, 2025, the liquidators voluntarily dismissed the entire action with prejudice, thereby permanently disposing of the single pending claim the liquidators previously voluntarily dismissed without prejudice. On August 5, 2025, the United States Court of Appeals for the Second Circuit reversed the portion of the decision of the district court that permitted a singled claim to proceed against CGML, Citibank (Switzerland) AG, Citivic Nominees Ltd., and Citibank, NA London, and otherwise affirmed the district court's decision dismissing the liquidators' remaining claims against CGML, Citibank (Switzerland) AG, Citibank, NA London, Citivic Nominees Ltd., Cititrust Bahamas Ltd., and Citibank Korea Inc. On September 18. 2025. The liquidators petitioned the court of appeals for rehearing, which was denied on October 16, 2025. On December 31, 2025, the liquidators requested an extension of time to file a petition for a writ of certiorari from the United States Supreme Court, which the Supreme Court granted. Additional information is publicly available in court filings under docket numbers 10-13164, 10-3496, 10-3622, 10-3634, 10-4100, 10-3640, 11-2770, 12-1142, 12-1298 (Bankr. S.D.N.Y.) (Mastando, J.); 19-3911, 19-4267, 19-4396, 19-4484, 19-5106, 19-5135, 19-5109, 21-2997, 21-3243, 21-3526, 21-3529, 21-3530, 21-3998, 21-4307, 21-4498, 21-4496 (S.D.N.Y.) (Broderick, J.); and 22-2101 (consolidated lead appeal), 22-2557, 22-2122, 23-697, 22-2562, 22-2216, 22-2545, 22-2308, 22-2591, 22-2502, 22-2553, 22-2398, 22-2582, 23-965 (consolidated lead appeal), 23-549, 23-572, 23-573, 23-975, 23-982, 23-987 (2d Cir.).

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

24. **Provisions for liabilities (continued)**

Contingencies (continued)

Parmalat Litigation

In 2004, an Italian commissioner appointed to oversee the administration of various Parmalat companies filed a complaint against Citigroup, Citibank, and related parties, alleging that the defendants facilitated a number of frauds by Parmalat insiders. In 2008, a jury rendered a verdict in Citigroup's favor and awarded Citi $431 million. In 2019, the Italian Supreme Court affirmed the decision in the full amount of $431 million. Citigroup has taken steps to enforce the judgment in Italian and Belgian courts. Additional information concerning these actions is publicly available in court filings under the docket numbers 4133/2019 and 22098/2019 (Italy), and 20/3617/A, 2021/AR/1658, and 2022/AR/945 (Brussels).

In 2015, Parmalat filed a claim in an Italian civil court in Milan claiming damages of €1.8 billion against Citigroup, Citibank, and related parties. The Milan court dismissed Parmalat's claim on grounds that it was duplicative of Parmalat's previously unsuccessful claims. In 2019, the Milan Court of Appeal rejected Parmalat's appeal of the Milan court's dismissal. In June 2019, Parmalat filed a further appeal with the Italian Supreme Court. On March 18, 2025, the Italian Supreme Court issued a decision rejecting Parmalat's €1.8 billion damages claim. Additional information concerning this action is publicly available in court filings under the docket numbers 1009/2018 and 20598/2019.

Settlement payments

Payments required in settlement agreements described above have been made or are covered by existing litigation or other accruals.

25. **Derecognition of financial assets and financial liabilities**

Transferred financial assets that are not derecognised in their entirety

There are certain instances where the Company continues to recognise financial assets that it has transferred.

CGML enters into collateralised financing transactions where it sells or lends debt or equity securities with a concurrent agreement to repurchase them. As significantly all of the risks and rewards of the underlying securities are retained, a collateralised financing liability is recognised and the securities remain on balance sheet. As at 31 December 2025, the Company recognised $42 billion of assets (2024: $30 billion), with an associated $43 billion of collateralised financing liabilities (2024: $23 billion).

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26. Trading financial assets and liabilities

Any initial gain or loss on financial instruments where valuation is dependent on techniques using unobservable parameters is deferred over the life of the contract or until the instrument is redeemed, transferred, or sold or the fair value becomes observable. In case the transaction price in the market in which these transactions are undertaken is different from the fair value in the Company's principal market for those instruments, the fair value of these transactions are also estimated by using valuation techniques.

The table below sets out the aggregate difference yet to be recognised in profit or loss at the beginning and end of the year with a reconciliation of the changes of the balance during the year for those financial assets and liabilities classified as trading.

	2025 $ Million	2024 $ Million
Unamortised balance at 1 January	267	245
Deferral on new transactions	315	232
Recognised in the income statement during the period:		
– amortisation	(240)	(210)
Unamortised balance at 31 December	342	267

27. Subordinated loans

The subordinated loans form part of the Company's regulatory capital resources held to meet its capital and minimum eligible liability requirements. The loans, on which interest is payable at market rates on quarterly basis, are due to other group undertakings. The following amounts were included within subordinated loans:

Subordinated Loans	Currency	$ Million	Weighted Average Interest Rate	Weighted Average Maturity (Years)
31 December 2025	USD	11,900	5.82%	6.55
31 December 2024	USD	10,300	6.85%	6.35

As at 31 December 2025, subordinated loans consists of a) $9,300 million (2024: $7,700 million) of Minimum Requirements for Own Funds and Eligible Liabilities (MREL) eligible subordinated loans (MREL loans) from Citicorp LLC and b) $2,600 million (2024: $2,600 million) of Tier 2 subordinated loans (Tier 2 loans) from Citicorp LLC.

On 11 December 2025 CGML issued $1,600 million of MREL loans to Citicorp LLC. On 31 July 2024 CGML repaid $800 million of MREL loans to Citicorp LLC.

The MREL loans rank as senior subordinated claims, which are subordinate to the claims of senior creditors, but rank ahead of Own Funds Instruments, which comprise Common Equity Tier 1 instruments, Additional Tier 1 instruments (see Note 28) and Tier 2 instruments.

The Tier 2 loans rank as subordinated claims, which are subordinated to senior creditors and MREL loans but rank ahead of Common Equity Tier 1 instruments and Additional Tier 1 instruments.

In the event that the Company's Own Funds Instruments have been written down, or if the Company or certain of its direct or indirect parent entities are subject to Resolution Proceedings in the UK or elsewhere, then all or a portion of the subordinated loans and/or interest on them shall be reduced or cancelled as instructed by the UK Resolution Authority (Bank of England).

There are no other circumstances under which early repayment may be demanded by the lender.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

28. Capital and reserves

(a) Called up share capital

CGML's share capital comprises:

	2025 $ Million	2024 $ Million
Allotted, called-up and fully paid:		
20,998,975,176 ordinary shares of a par value of $1 each	20,999	20,999
	20,999	20,999

The shares have attached to them full voting, dividend and capital distribution (including on winding up) rights. They do not confer any rights of redemption.

(b) Other equity instruments

There were no new issuances in 2025 and 2024. As at 31 December 2025 and 2024, the other equity instruments of CGML consist of a) $4,300 million of Additional Tier 1 Notes to Citicorp LLC.

The notes are perpetual with no fixed redemption date, and are redeemable at the issuer's option subject to approval from the PRA. Interest is fixed every 5 years, interest payments are not cumulative and the issuer may cancel any interest payment at its sole discretion. The notes do not confer any voting rights.

In the event that CGML's Common Equity Tier 1 (CET1) ratio falls below 7.0%, the notes will be written down to zero. If a winding up occurs under these circumstances, no payment will be made to the noteholders. If a winding up takes place under any other circumstances, the noteholders will rank *pari passu* with the holders of the most senior class(es) of preference shares (if any) and ahead of all other classes of issued shares, but junior to the claims of senior creditors, for the amount of the principal and any accrued but unpaid interest on the notes.

(c) Capital reserve

There were no changes in the structure of the Company's capital reserves in 2025 and 2024.

29. Financial instruments and risk management

Risk Management Overview and Culture

For Citi, effective risk management is of primary importance to its overall operations. Citi has established an Enterprise Risk Management Framework ("ERM Framework") to ensure that Citi's risks are managed appropriately and consistently across Citi and at an aggregated, enterprise-wide level. The ERM Framework details the principles used to support effective enterprise-wide risk management across the end-to-end risk management lifecycle.

The underlying pillars of the ERM Framework encompass:

- Culture – the core principles and behaviours that underpin a strong culture of risk awareness, in line with Citi's Mission and Value Proposition, and Leadership Principles;
- Governance – the committee structure and reporting arrangements that support the appropriate oversight of risk management activities at the Board and Executive Management Team levels and Citi's lines of defence model;
- Risk Management – the end-to-end risk management cycle including the identification, measurement, monitoring, controlling and reporting of all material risks; and,
- Enterprise Programs – the key risk management programs performed across the risk management lifecycle for all risk categories.

Citi's Mission and Value Proposition is to serve as a trusted partner to our clients by responsibly providing financial services that enable growth and economic progress while earning and maintaining the public's trust by constantly adhering to the highest ethical standards, and requires employees to ensure that their decisions pass three tests:

- Are in our clients' interests;
- Create economic value; and,
- Are always systemically responsible.

The Citi Legal Entity Risk Management Framework ("LE RMF") details the approach to risk management for Citi's legal entities, including the governance, principles, and requirements that promote the identification, measurement, monitoring, controlling, and reporting of all risks within a legal entity. The LE RMF aligns with the ERM Framework's structure and content and articulates the application of the ERM Framework's components to legal entities.

The Citigroup Global Markets Limited Risk Management Framework Addendum ("CGML RMF Addendum") is aligned with LE RMF and identifies incremental risk management requirements for CGML. The UK CRO owns the CGML RMF Addendum and is responsible for ensuring that the addendum is approved by the UK Risk Management Committee on an annual basis.

Risk Management Responsibilities

Whilst the management of risk is the collective responsibility of all employees, CGML follows Citi's lines of defence model as a key component of its CGML RMF Addendum to manage its risks.

Citi assigns accountability into the following three lines of defence.

- First line of defence: The business owns the risks and associated controls inherent in, or arising from, the execution of its business activities and is responsible for identifying, measuring, monitoring, controlling and reporting those risks;
- Second line of defence: Citi's Independent Risk and Compliance functions are responsible for overseeing the risk-taking activities of the first line of defence and challenging the first line of defence in the execution of its risk management responsibilities. They are also responsible for independently identifying, measuring, monitoring, controlling and reporting aggregate risks and for setting standards for the management and oversight of risk; and,
- Third line of defence: Citi's Internal Audit function independently provides assurance, based on a risk-based audit plan that processes are reliable and that governance and controls are effective.

29.   Financial instruments and risk management (continued)

CGML utilises Citi's overarching risk management model and organisation, with its multi-dimensional risk oversight, people, processes and systems in order to ensure robust oversight of entity risks. The UK Chief Risk Officer (CRO) is the UK Senior Manager for Risk and together with other Risk senior management delegates are responsible for the independent review and challenge of the risks facing CGML, including market risk, counterparty credit risk, credit risk, operational risk and liquidity risk. With respect to Compliance Risk, CGML has a dedicated Compliance Officer with direct access to the Board and Board Risk and Audit Committee members.

CGML through its CGML RMF Addendum and escalation guidelines has developed protocols and processes for prompt and consistent escalation of matters or issues across both financial and non-financial risk types. The early recognition, escalation and resolution of issues or concerns is key to mitigate risks and is critical to CGML's business model. Timely escalation enables the UK Senior Managers to make an informed assessment of the legal entity impact, underlying root causes and required corrective actions. In addition to the timely escalation protocols and process, CGML also has an integrated series of committees across the risk types, that comprises both first line business and second line expertise in their memberships in order to provide oversight of the management and escalation of risks to both the CGML Risk Committee and the CGML Board.

Risk Appetite

CGML's objective is to take prudent risks in support of Citi's aggregate strategy to serve as a trusted partner to its clients, consistent with Citi's Mission and Value Proposition and to ensure that the risks taken are within our risk appetite, are supported by sufficient capital and liquidity, and are identified, understood, quantified, mitigated and communicated, in line with CGML's Risk Appetite Statement.

CGML's Risk Appetite Statement sets a network of high-level boundaries, set by the CGML Board, within which management has discretion to operate. Approval for the CGML Risk Appetite Statement is refreshed annually, at a minimum. The CGML Board holds management accountable for ensuring that CGML's risk profile remains within the boundaries set by the Board.

CGML Risk Committee

The CGML Risk Committee assists the Board in fulfilling its responsibility for oversight of the risks the Company faces including, but not limited to, credit risk,market risk, liquidity risk,, credit, and operational and compliance risks, and emerging risks,; their alignment with the Company's strategy, capital adequacy and the macroeconomic environment; and the development of a strategy to manage these risks. The CGML Risk Committee meets at a minimum quarterly.

Risk Aggregation and Stress Testing

The Citi Chief Risk Officer is responsible for monitoring and controlling major risk exposures and concentrations across the organisation. This means aggregating risks, within and across businesses, as well as subjecting those risks to alternative stress scenarios in order to assess the potential economic impact they may have on Citi. This aggregation is also performed at a Company level.

29. Financial instruments and risk management (continued)

Risk Aggregation and Stress Testing (continued)

Stress tests are undertaken across Citi and the Company covering mark-to-market, available-for-sale, and amortised cost portfolios. These firm-wide stress reports seek to measure the potential impact to component businesses, of stresses such as the risk of very large movements in a number of key risk factors (e.g. interest rates, credit spreads, equities, commodities prices and FX), as well as the potential impact of a range of historical and hypothetical forward-looking systemic stress scenarios.

Supplementing the stress testing described above, risk management works with input from the businesses and finance to provide periodic updates to senior management and the Company's Board of Directors on significant potential exposures across the Company arising from risk concentrations, financial market participants and other systemic issues. These risk assessments are forward-looking exercises, intended to inform senior management and the Board of Directors about the potential economic impacts to the Company that may occur, directly or indirectly, as a result of hypothetical scenarios, based on judgmental analysis from independent risk managers.

Market Risk (Trading Book)

Market risk is the risk of loss arising from changes in the value of Citi's assets and liabilities resulting from changes in market variables, such as interest rates, exchange rates, equity and commodity prices or credit spreads.

Price risk equates to Market Risk (Trading), as defined above, plus the Financial Statement Reporting Risks associated with independent price verification and profit attribution analysis.

The Company's derivative transactions are principally carried out in equity, interest rate, credit, FX and commodity markets.

Market risk is assessed and quantified through a complementary set of tools, including factor sensitivities, Value at Risk (VaR), Stressed VaR (SVaR) and stress testing.

The Stress Testing process for Market Risk (Trading) is classified into 2 key categories:
- Global Systemic Stress Testing (GSST) – top-down systemic stresses; and
- Business Specific Stress Testing (BSST) – bottom-up business specific stresses.

Both categories of stress testing can be based upon either a range of historical periods of market stress or purely hypothetical future market events.

GSSTs are designed to quantify the potential impact of extreme market movements on a firm-wide basis and are constructed using both historical periods of market stress and hypothetical projections of adverse economic scenarios.

BSSTs are developed in response to Business tailored or market specific concerns and are performed periodically. Such stress scenarios are usually idiosyncratic in nature and are designed to probe the risks of each specific portfolio, particularly risks that are not fully captured by other measures like VaR or GSST.

Stress testing is performed regularly to help identify and quantify the impact of extreme market movements. Stress testing is performed on both individual portfolios, as well as on aggregations of portfolios and businesses, as appropriate. It is the responsibility of independent market risk management, in conjunction with the business, to develop stress scenarios, review the output of periodic stress testing exercises, and use the information to make judgments concerning the on-going suitability of exposure levels and limits.

In addition, the Company has defined risk appetite statements which are supplemented by regular stress testing and monitoring against predefined limits with reporting to the UK CRO and senior management and reporting to the Board of Directors.

29.   Financial instruments and risk management (continued)

Market Risk (Trading Book) (continued)

Each business that uses the Company in client-facing transactions is required to establish, with approval from the independent market risk management function, a market risk limit framework for identified risk factors. This framework must clearly define approved risk profiles, include permitted product lists, and must remain within the parameters of the overall market risk appetite. The established limits are monitored by market risk management. Exposure that approaches or exceeds limit or trigger levels is escalated within market risk management and to the Company's Market Risk Manager and UK CRO, with necessary actions taken.

In all cases, the businesses are responsible for the market risks taken and for remaining within their approved market risk limit framework. Management of this process begins with the employees who work most closely with the Group's customers, products and markets and extends up to the senior executives who manage these businesses with a complementary aggregation up to the country level.

Company's VaR reports are circulated daily for monitoring of the VaR usage against the overall VaR limit. As well as an overall VaR limit, the Company has factor sensitivity limits and trigger levels in place for each market risk factor that are monitored daily. Factor sensitivities are defined as the change in the value of a position for a defined change in a market risk factor (e.g. the change in the value of a Treasury bill for a one basis point change in interest rates). It is the responsibility of each business to seek to ensure that factor sensitivities are calculated and reported for all relevant risks taken within a trading portfolio.

VaR Methodology

VaR is the estimate of the potential decline in the value of a position or a portfolio under normal market conditions, within a defined confidence level, and over a specific time period. Citi uses a three year look back period for correlations between risk factors and the greater of three-year or, in most instances, effectively 30-day window volatility. These market risk factors include material first and second-order risk sensitivities of various asset classes/ risk types (such as interest rate, credit spread, foreign exchange, equity, and commodity risks). Citi uses a single, independently approved Monte Carlo simulation VaR model. Citi's VaR model is at 99% confidence interval and uses a 1-day time horizon in its management reporting.

VaR Limitations

Although extensive back-testing of VaR hypothetical portfolios is performed, with varying concentrations by industry, risk rating and other factors, the VaR measure cannot necessarily provide an indication of the potential size of loss when it occurs. Hence a varied set of factor sensitivity limits and stress tests are used, in addition to VaR limits.

VaR limits are in place for the Company, to ensure that any excesses are discussed and resolved between risk officers, the business and entity management. These limits are complemented by the factor sensitivity limits or triggers.

Although it provides a valuable guide to risk, VaR should also be viewed in the context of its limitations:
- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those of an extreme nature;
- the use of a one day holding period assumes that all positions can be liquidated or their risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one day holding period may be insufficient to fully liquidate or hedge positions;
- the use of a 99% confidence level, by definition, does not take into account losses that might occur beyond this confidence level;
- VaR is calculated on the basis of exposures outstanding at close of business and therefore does not necessarily reflect intra-day exposures; and
- VaR is unlikely to reflect loss potential on exposures that only arise under significant market movements.

29. Financial instruments and risk management (continued)

Market Risk (Trading Book) (continued)

Stressed VaR

Stressed Value-at-Risk is a VaR-based risk measure subject to the same confidence level and holding period applicable to the VaR-based measure, but with model inputs calibrated to historical data from a continuous 12-month period that reflects a period of significant financial stress appropriate to the firm's current portfolio. SVaR, like VaR, is produced daily with the selection of stress period for SVaR being evaluated at least quarterly.

Market Risk Analytics, Risk Data Governance and Management, and the Market Risk Managers are jointly responsible for overseeing the production of the SVaR calculations and are ultimately responsible for ensuring their integrity.

The following table summarises market risk by disclosing the Company's average Economic VaR during the reporting period on a month-end basis, together with the VaR as at 31 December, broken down into component Value at Risk (CVaR). CVaR represents the correlation or diversification adjusted standalone VaR contribution from a particular sub-portfolio.

	2025 $ Million					
	Equity risk	**Interest rate risk**	**Foreign exchange risk**	**Commodity risk**	**Credit risk**	**Overall VaR**
Average	11.5	24.7	3.4	2.0	5.3	47.0
As at 31 December	12.5	19.7	8.2	2.2	5.8	48.3
Peak	53.9	39.0	13.2	7.9	9.8	69.0

	2024 $ Million					
	Equity risk	**Interest rate risk**	**Foreign exchange risk**	**Commodity risk**	**Credit risk**	**Overall VaR**
Average	9.0	15.4	3.8	1.3	4.6	34.1
As at 31 December	9.8	24.6	2.8	1.3	4.0	42.5
Peak	22.6	30.0	28.8	7.4	10.6	47.8

Market Risk (Non-Trading)

Non-Trading Market Risk ('NTMR') is the impact of adverse changes in market variables such as interest rates, foreign exchange rates, credit spreads, and equity prices on positions accounted for as part of net interest income (NII), FX in Banking Book earnings, economic value of equity (EVE), or accumulated other comprehensive income (AOCI).

The individual business lines and Corporate Treasury are first line of defence for NTMR within CGML, while second line oversight is provided by Finance Risk (FinCRO). The UK Asset and Liability Committee ('ALCO') is the primary governance committee for NTMR management. Oversight is provided by the UK Executive Committee ('ExCo'), CGML's Risk Committee of the Board and the Board.

Citi maintains a comprehensive stress testing framework that includes monthly monitoring of both internally designed and regulatory prescribed stress scenarios. Risks identified as having material impact to entity's capital/ earnings are fully incorporated into these stress metrics. Limits and Triggers collectively serve as tools to monitor and manage NTMR arising from various sources.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29.   Financial instruments and risk management (continued)

Market Risk (Non-Trading) (continued)

The Company's NTMR management framework is defined by Citi's Global NTMR Management Policy, which is owned by the Citi Finance Chief Risk Officer and is applicable to Citigroup Inc. and its consolidated subsidiaries. Key aspects of the global framework include NTMR risk identification/appetite, measurement, limit and trigger setting, monitoring and reporting oversight.
The risks arising through CGML's non-traded portfolios such as secured funding, long term debt and margin loans result are managed via asset and liability management, portfolio management and fixed to floating hedging operations.

The UK Legal Entity Treasury team and the UK ALCO monitor changes in the economic environment and any corresponding impact on NTMR exposure. The UK ALCO also functions as a forum for senior management to ensure adherence to corporate wide policies and procedures, regulatory requirements, and rating agency commitments as related to NTMR.

CGML measures and monitors interest rate risk using both income and valuation metrics across parallel shift (both short and long term rates move up or down simultaneously), Steepener/flattener (short rates move opposite to long rates) and short rates move only (short rates move while there is no change in long rates) scenarios. These metrics provide complementary views of the impact of interest rate risk on the balance sheet over varying time horizons. These are frequently updated for changing assumptions and differing outlooks based on economic trends, market conditions and business strategies.

The company conducts both PRA required and Citi's enterprise-wide internal stress tests to appropriately reflect Citi's business model and internal NTMR management:

- Interest Rate Exposure ('IRE') is an income metric, which measures sensitivity of the entity's expected Net Interest Revenue to an interest rate shift while the entity's balance sheet remains constant (any maturing instruments are replaced with ones of same original tenor).

- Economic Value Sensitivity ('EVS') is Citi's and the PRA's valuation metric, which measures sensitivity of an entity's current Economic Value of Equity to an interest rate shift while existing book runs off (assets and liabilities are let to mature) and no new business is done.

Liquidity risk

Liquidity is the ability of Citi to fund increases in assets and meet obligations as they come due, at a reasonable cost. Liquidity Risk is the risk that Citi's financial condition or safety and soundness would be adversely affected by its inability or the market's perception of its inability to meet its cash and collateral obligations

The individual business lines and Corporate Treasury are first line of defence for liquidity risk within CGML, while second line oversight is provided by Finance Risk (FinCRO). The UK Asset and Liability Committee ('ALCO') is the primary governance committee for liquidity management.   Oversight is provided by the UK Executive Committee, CGML Risk Committee of the Board and the Board.

Citi maintains a comprehensive stress testing framework that includes daily monitoring of both internally designed and regulatory prescribed stress scenarios. Risks identified as having material impact to entity's liquid asset portfolio are fully incorporated into these stress metrics. Limits, Triggers and Liquidity Monitoring Indicators collectively serve as tools to monitor and manage liquidity risk arising from various sources. To provide for resilience under stress, CGML holds a buffer of high-quality liquid assets, which is comprised predominantly of U.S., European and UK government bonds.

29.   Financial instruments and risk management (continued)

Liquidity risk (continued)

The Company's liquidity risk management framework is defined by Citi's Global Liquidity Risk Management Policy, which is owned by the Citi Finance Chief Risk Officer and is applicable to Citigroup Inc. and its consolidated subsidiaries.   Key aspects of the global framework include liquidity risk identification/appetite, measurement, limit and trigger setting, monitoring and reporting oversight.

Strategy Considerations and Risks

Adequate liquidity and sources of funding are essential to Citi's businesses. Funding and liquidity risks arise from multiple factors, many of which are beyond Citi's direct control, such as disruptions in the financial markets, changes in key funding sources, credit spreads, alterations to Citi's credit ratings and political and economic conditions across the globe.

CGML has adopted Citi's funding and liquidity objectives which are to maintain adequate liquidity to:
   (i) fund its existing asset base;
   (ii) grow its core businesses;
   (iii) maintain sufficient excess liquidity, structured appropriately, to enable operation under a wide variety of market conditions, including both short and long-term market disruptions; and
   (iv) satisfy regulatory requirements.

CGML funds itself through a combination of equity, long-term subordinated debt, long-term and short- term unsecured intercompany borrowings, short-term unsecured third-party borrowings ('BVU'), structured notes through CGMFL and secured financing.   Long-term structural liquidity is formed of subordinated debt, stockholder's equity, and greater than 1 year to maturity intercompany loans. Day-to-day funding fluctuations are managed through short-term intercompany loans from Citicorp LLC.

Citigroup employs a 'single face to the market' approach for long-term benchmark unsecured borrowing. The long-term funding is down streamed to CGML from several funding sources. Long-term group borrowings and capital are considered stable given the nature of these sources. Senior unsecured and Subordinated debt is drawn from Citicorp LLC and subject to approved intercompany extension of credit agreements.

In order to meet its internal liquidity-related stress testing requirements and ratios, the Company holds a pool of liquid assets including highly liquid government bonds. This asset pool is reviewed on a daily basis and adjusted as necessary to maintain CGML's key liquidity ratios and metrics within the Board approved risk appetite. Increases to the asset pool are typically funded through increased intercompany unsecured long-term borrowing.

Key Committees

The UK ALCO is the primary governance committee for CGML's liquidity risk management as it drives efficient and prudential Balance Sheet trends and mix. Its key responsibilities specific to liquidity risk are

   •   Oversee and influence liquidity levels, structure, and metrics;
   •   Influence investment allocation of the liquidity pool in High Quality Liquid Assets;
   •   Review and approve the summary Annual Funding and Liquidity Plan, CFP and frequency of intraday liquidity monitoring;
   •   Set and monitor liquidity risk limits and triggers.

The UK Legal Entity Treasury team and the UK ALCO monitor changes in the economic environment and any corresponding impact on on liquidity risk exposure. The UK ALCO also functions as a forum for senior management to ensure adherence to corporate wide policies and procedures, regulatory requirements, and rating agency commitments as related to liquidity risk.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Key Committee (continued)

Liquidity risk items of critical importance are escalated from the UK ALCO to UK ExCo at the discretion of the chair and from ExCo to the Board.

The ultimate responsibility for liquidity rests with the Board. The Board reviews Citi's Liquidity Risk Management Policy and the Company's Internal Liquidity Adequacy Assessment Process (ILAAP) document and approves the Liquidity Risk Appetite Framework and Liquidity Risk Appetite Statement, the Funding and Liquidity Plan, and the Contingency Funding Plan.

Roles and Responsibilities

The UK Treasurer is responsible for the UK legal vehicles balance sheets and liquidity profile. The UK Cluster Treasurer heads the UK Legal Entities Treasury team located in London, which is responsible for managing CGML's daily funding and liquidity risk management, including intraday liquidity, liquidity stress testing, and limit/ trigger setting, as well as providing oversight to the Fixed Income and Equity Finance desks.

The Legal Entity Treasury team in London is also responsible for managing the relationship with internal and external stakeholders. Internal stakeholders consist of Citi's senior management and Governance committees, the Finance desks, and New York Treasury. External stakeholders comprise of auditors, credit rating agencies and regulatory authorities. This team also provides oversight and governance to the teams responsible for report production. .

Liquidity Management ('LM') provides first line of defence oversight of Citi's liquidity management framework to ensure compliance to Liquidity Risk Management Policy. FinCRO oversees the liquidity risk-taking activities of the first line and challenges the execution of their risk management responsibilities.

Risk Measurement

CGML follows the Global standard liquidity operating framework by managing liquidity on the stress continuum, starting with entity's exit from business-as-usual to Stress and Recovery and Resolution as part of one holistic risk management framework.

Liquidity risk metrics allow the Company to measure and monitor the key drivers of liquidity risk on a current and forward looking basis. Stress metrics are a key tool for measurement of liquidity risk. The Company's use of stress testing and scenario analysis is intended to quantify the potential impact of a liquidity stress event on the Company's balance sheet and liquidity position, and to identify viable funding alternatives that can be utilised. These scenarios include:

- potential significant changes in key funding sources;
- market triggers (such as credit rating downgrades);
- changes to uses of funding; and
- political and economic conditions, including stressed market conditions as well as Company-specific events.

Some tests span liquidity events over a full year, while others may cover a more intense shock over a shorter period such as 30 days. These tests incorporate all material risks and can identify potential mismatches between liquidity sources and uses over a variety of time horizons, allowing Treasury to manage liquidity risk within the stress horizons. The stress tests and potential mismatches may be calculated with varying frequencies, with several important tests performed daily. They are also performed for the material currencies that constitute CGML's balance sheet.

29. Financial instruments and risk management (continued)

Stress Metrics

The company conducts both PRA required stress tests (Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR")) and Citi's enterprise-wide internal stress tests (Resolution Liquidity Adequacy and Positioning ("RLAP") and Term Liquidity Stress Test ("TLST")) to appropriately reflect Citi's business model and internal liquidity risk management. CGML is also managed to a 'Local' version of TLST and RLAP, which include an overlay to Citi's baseline TLST model to capture the impact of forward starting trades. The two main internal scenario-based liquidity risk metrics are:

- RLAP: Internal stress test metric used to measure the short-term (30-days) survival horizon under a Severe Market Disruption Stress Scenario. The Policy requires CGML to maintain self-sufficiency or a minimum of $0 surplus in each day within the 30-day horizon. Monitoring must be performed daily.

- TLST: Citi's longer-term (1-year) and comparatively less severe (as against RLAP) Internal Liquidity Stress Tests (ILST) where the firm's long and short-term ratings are assumed to be downgraded by two notches and one notch, respectively, from current levels and the firm is expected to continue to operate as a going concern. The Policy requires CGML to maintain self-sufficiency or a minimum of $nil surplus under TLST in each tenor bucket within the 12-month horizon. Monitoring must be performed daily.

Other Metrics

Stress metrics are supplemented by internally developed concentration metrics that allow for comprehensive management of funding risks beyond stress horizons as well as market triggers to detect emerging stress or market or client factors which are behaving atypically. Additionally, management monitors minimum cash balance with the Bank of England as well as currency swap concentration on top of RLAP by currency monitoring.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Maturity analysis of financial instruments

The following table assigns the Company's assets and liabilities to a combination of the relevant contractual and/or behavioural maturity groupings based on the remaining period from the balance sheet date. It should be noted that in managing liquidity risk, management uses certain assumptions based on a combination of contractual and behavioural maturity profiles, as shown below. The majority of the financial instruments disclosed below are presented on a contractual basis, with the exception of derivatives, inventory and securities sold but not yet purchased. Due to the trading book nature of the business, behavioural maturity is considered the best reflection of the liquidity of these financial instruments.

31 December 2025	Total $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Cash	11,281	11,281	—	—	—	—
Collateralised financing transactions at amortised cost	87,272	47,823	4,714	34,735	—	—
Derivatives	231,501	—	231,501	—	—	—
Inventory	83,573	83,573	—	—	—	—
Collateralised financing transactions at fair value	90,715	21,719	54,609	7,047	5,875	1,465
Equity securities held for investment	131	—	—	—	—	131
Cash collateral pledged	19,888	—	19,888	—	—	—
Trade debtors	21,479	—	21,479	—	—	—
Other debtors	582	—	582	—	—	—
Total financial assets	546,422	164,396	332,773	41,782	5,875	1,596

	Total $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Bank loans and overdrafts	1,038	280	758	—	—	—
Collateralised financing transactions at amortised cost	77,085	32,141	9,427	15,227	20,290	—
Derivatives	235,528	—	235,528	—	—	—
Securities sold but not yet purchased	32,446	—	32,446	—	—	—
Collateralised financing transactions at fair value	91,047	25,005	46,709	3,341	12,469	3,523
Hybrid financial liabilities	31,372		2,875	7,576	8,811	12,110
Cash collateral held	22,987	—	22,987	—	—	—
Trade creditors	15,238	—	15,238	—	—	—
Other creditors and accruals	4,628	—	4,628	—	—	—
Subordinated loans	11,900	—	—	—	2,500	9,400
Total financial liabilities	523,269	57,426	370,596	26,144	44,070	25,033
Net liquidity gap	23,153	106,970	(37,823)	15,638	(38,195)	(23,437)
Cumulative liquidity gap		106,970	69,147	84,785	46,590	23,153

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Maturity analysis of financial instruments (continued)

31 December 2024	Total $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Cash	8,208	8,208	—	—	—	—
Collateralised financing transactions at amortised cost	89,274	51,066	10,480	27,728	—	—
Derivatives	178,675	—	178,675	—	—	—
Inventory	59,516	59,516	—	—	—	—
Collateralised financing transactions at fair value	47,821	12,880	28,889	3,239	2,781	32
Equity securities held for investment	114	—	—	—	—	114
Cash collateral pledged	14,355	—	14,355	—	—	—
Trade debtors	15,206	—	15,206	—	—	—
Other debtors	243	—	243	—	—	—
Total financial assets	**413,412**	**131,670**	**247,848**	**30,967**	**2,781**	**146**

	Total $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Bank loans and overdrafts	1,086	572	514	—	—	—
Collateralised financing transactions at amortised cost	70,727	21,575	12,289	27,169	9,694	—
Derivatives	178,045	—	178,045	—	—	—
Securities sold but not yet purchased	32,285	—	32,285	—	—	—
Collateralised financing transactions at fair value	38,231	8,660	20,753	3,017	4,231	1,570
Hybrid financial liabilities	24,869	—	1,430	5,676	7,579	10,184
Cash collateral held	17,372	—	17,372	—	—	—
Trade creditors	12,573	—	12,573	—	—	—
Other creditors and accruals	3,949	—	3,949	—	—	—
Subordinated loans	10,300	—	—	—	4,100	6,200
Total financial liabilities	**389,437**	**30,807**	**279,210**	**35,862**	**25,604**	**17,954**
Net liquidity gap	**23,975**	**100,863**	**(31,362)**	**(4,895)**	**(22,823)**	**(17,808)**
Cumulative liquidity gap		**100,863**	**69,501**	**64,606**	**41,783**	**23,975**

29.   Financial instruments and risk management (continued)

Maturity analysis of financial instruments (continued)

The table below assigns the Company's liabilities to relevant maturity groupings based on the remaining contractual future undiscounted cash flows up to maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Company manages liquidity risk based on a combination of contractual and behavioural maturity profiles. Derivatives are excluded from the table as these are held for trading purposes. As such, the intention is not to hold these positions to settlement over the period of contractual maturity. Cash collateral held, securities sold not yet purchased, trade creditors, and other creditors and accruals are excluded because they are deemed to be three months or less and are thus very short term.

31 December 2025	Contractual value $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Bank loans and overdrafts	1,038	281	757	—	—	—
Collateralised financing transactions at amortised cost	77,743	32,143	9,440	15,348	20,812	—
Collateralised financing transactions at fair value	98,700	25,010	46,861	3,486	15,483	7,860
Hybrid financial liabilities	34,221	—	2,895	7,528	8,002	15,796
Subordinated loans	16,465	—	173	519	4,848	10,925
Total financial liabilities	228,167	57,434	60,126	26,881	49,145	34,581

31 December 2024	Contractual value $ Million	On demand $ Million	3 months & less $ Million	3 - 12 months $ Million	1 – 5 years $ Million	More than 5 years $ Million
Bank loans and overdrafts	1,086	572	514	—	—	—
Collateralised financing transactions at amortised cost	71,224	21,576	12,312	27,394	9,942	—
Collateralised financing transactions at fair value	45,439	8,663	20,909	3,307	7,053	5,507
Hybrid financial liabilities	29,702	—	1,490	5,792	7,549	14,871
Subordinated loans	14,832	—	176	529	6,472	7,655
Total financial liabilities	162,283	30,811	35,401	37,022	31,016	28,033

During the period the Company refined its methodology for allocating collateralized financing transactions into contractual maturity buckets. Consequently, comparative information has been reclassified between maturity bands. The change relates to presentation only and has no impact on total balances.

Credit risk

Credit risk is the potential for financial loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations.

Credit risk arises in many of the Company's business activities, including:
- sales and trading in securities and derivatives;
- settlement;
- when Citi acts as an intermediary on behalf of its clients and other third parties; and
- when acting as underwriter or within a capital raising capacity.

29. **Financial instruments and risk management** (continued)

Credit risk (continued)

Counterparty credit risk arises from the Company's activities in OTC derivatives and repurchase and reverse repurchase agreements, as well as securities lending and margin lending transactions. The Company's credit exposure is primarily to professional counterparties in the global financial sector, including banks, investment banks, hedge funds, insurance companies and asset management companies, and the public sector and corporates.

The Company enters into derivative transactions principally to enable customers to transfer, modify or reduce their credit, equity, interest rate and other market risks. In addition, the Company uses derivatives, and other instruments, as an end user to manage the risks to which the Company is exposed. Counterparty credit risk also arises from settlement and clearing activities when the Company transfers an asset in advance of receiving its counter-value or advances funds to settle a transaction on behalf of a client. Concentration risk, within credit risk, is the risk associated with having credit exposure concentrated on a specific client, industry, region, or other category.

Credit risk is one of the most significant risks the Company faces as an institution. As a result, Citi has a well-established framework in place for managing credit risk across all businesses. This includes a defined risk appetite, credit limits and credit policies, both at the business level as well as at the firm-wide level. Citi's credit risk management also includes processes and policies with respect to problem recognition, including "watch lists," portfolio review, updated risk ratings and classification triggers. The framework is supplemented by regular stress testing and monitoring of exposures, with monthly and quarterly reporting to senior management and the Board of Directors respectively.

The Company has in place a concentration risk management framework which includes risk limits by relationship, and triggers for country, and industry.

The credit process is based on a series of fundamental policies, including:
- joint business and independent risk management responsibility for managing credit risks;
- a single centre of control for each credit relationship to coordinate credit activities with that client;
- a requirement for a minimum of two authorised credit officer signatures on extensions of credit, one of which must be from a sponsoring credit officer in the business and the other from a credit officer in independent credit risk management;
- consistent risk rating standards, applicable to every Citi obligor and facility;
- consistent standards for credit origination documentation and remedial management; and
- portfolio limits to ensure diversification and maintain risk/capital alignment.

Large exposure limit reports are circulated daily that show the Company's exposure to various counterparty groupings as a proportion of its own funds. Regulations also require that the Company does not exceed specified limits for its non-trading book exposures. Independent credit risk management works with the Regulatory Reporting Group within Finance to identify, monitor, and escalate any growing concentrations of credit exposure to groups of connected counterparties.

Wrong-way risk occurs when the exposure to a counterparty is positively correlated with the probability of default of the counterparty itself. Specific wrong-way risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty itself because of the nature of the transaction(s) with the counterparty. General wrong-way risk arises when the exposure to a counterparty is positively correlated with that of counterparty's exposure probability of default due to general market risk factors. This is monitored at a Company level, and includes circulation of a monthly report that identifies OTC or securities financing transactions (SFTs) that generate specific wrong-way risk. Wrong-way risk is mitigated through the use of enforceable netting agreements and margining.

29. **Financial instruments and risk management (continued)**

Credit risk (continued)

The Company seeks to restrict its exposure to credit losses by entering into master netting arrangements with most counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the counterparty credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. Many of these arrangements also provide for the calling and posting of variation margin or collateral, further reducing the Company's exposures. The internal measurement of exposure on each credit facility considers legally enforceable netting and margining arrangements – both in terms of current exposure and in terms of the simulated calculation of potential future exposure.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO ᴛʜᴇ FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Credit risk (continued)

The following table presents the maximum exposure to credit risk, before taking account of any collateral held or other credit enhancements. It also illustrates the impact on the balance sheet of offsetting, master netting agreements and cash and non-cash collateral.

2025
$ Million

Assets	Gross exposure	Amounts set off on the balance sheet	Net exposure	Impact of master netting agreements	Cash collateral	Securities collateral	Net exposure
Derivatives	231,501	—	231,501	(127,923)	(22,987)	(12,152)	68,439
Collateralised financing transactions	293,388	(115,401)	177,987	—	—	(177,987)	—
	524,889	(115,401)	409,488	(127,923)	(22,987)	(190,139)	68,439

Liabilities							
Derivatives	235,528	—	235,528	(127,923)	(19,888)	(10,011)	77,706
Collateralised financing transactions	283,533	(115,401)	168,132	—	—	(168,132)	—
	519,061	(115,401)	403,660	(127,923)	(19,888)	(178,143)	77,706

2024
$ Million

Assets	Gross exposure	Amounts set off on the balance sheet	Net exposure	Impact of master netting agreements	Cash collateral	Securities collateral	Net exposure
Derivatives	178,675	—	178,675	(128,265)	(17,372)	(11,748)	21,290
Collateralised financing transactions	228,834	(91,770)	137,064	—	—	(137,064)	—
	407,509	(91,770)	315,739	(128,265)	(17,372)	(148,812)	21,290

Liabilities							
Derivatives	178,045	—	178,045	(128,265)	(14,355)	(6,730)	28,695
Collateralised financing transactions	200,728	(91,770)	108,958	—	—	(108,958)	—
	378,773	(91,770)	287,003	(128,265)	(14,355)	(115,688)	28,695

The offset amounts for the impact of master netting agreements for derivatives in the above tables relate to exposures where the counterparty has an offsetting derivative exposure with the Company and a master netting agreement is in place. These amounts do not qualify for net presentation for accounting purposes as settlement may not actually be made on a net basis.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Credit risk (continued)

The collateralised financing transactions offset adjustment relates to balances arising from repurchase and reverse repurchase transactions. The offsets relate to balances where there is a legally enforceable right of offset in the event of counterparty default and consequently a net exposure for credit risk management purposes. Credit risk exposure is monitored on an asset basis except for positions which are specifically collateralised, normally in the form of cash.

As at 31 December the Company's third-party credit exposure (mark to market plus potential future exposure as determined by the Company's internal measure) in relation to collateralised financing transactions and derivatives was distributed as shown in the table below (these exposures do not include derivative and collateralised financing transactions with other group undertakings). The following table shows CGML's exposures categorised by industry.

Industry	2025 %	2024 %
Commercial and universal banks	17.9	24.0
Insurance and fund management (pension funds and mutual funds)	21.8	25.5
Brokers and investment banks	2.4	2.8
Corporates	8.0	11.8
Public Sector	44.1	30.7
Other (including SPVs and Hedge Funds)	5.7	5.1
	100	100

The credit quality of the Company's financial assets is maintained by adherence to relevant Citi policies. The Company monitors the credit ratings of its counterparties with the table below presenting an analysis of the Company's trading inventory and derivative transactions by rating agency designation based on Standard & Poor's, Moody's and Fitch ratings as at 31 December:

	Government bonds		Non-government bonds		Derivatives	
	2025 %	2024 %	2025 %	2024 %	2025 %	2024 %
AAA / AA / A	76.5	68.3	65.4	48.3	50.6	47.9
BBB	8.8	11.9	22.4	28.7	3.3	2.1
BB / B	13.2	16.7	9.5	16.1	1.0	0.7
CCC or below	1.5	1.7	0.7	1.9	—	—
Central counterparty (unrated)	—	—	—	—	19.4	30.6
Unrated	—	1.4	2.0	5.0	25.7	18.7
	100.0	100.0	100.0	100.0	100.0	100.0

As discussed above the credit risk is mitigated through the use of collateral, netting arrangements and the application of credit limits.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29. Financial instruments and risk management (continued)

Operational risk (unaudited)

Operational Risk Overview

Operational Risk is defined as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. This definition of Operational Risk includes legal risk - which is the risk of loss (including litigation costs, settlements, and regulatory fines) resulting from the failure of the bank to comply with laws, regulations, prudent ethical standards, and contractual obligations in any aspect of the bank's business - but excludes strategic and reputation risks. CGML also recognises the impact of Operational Risk on the reputation risk associated with CGML's business activities.

Operational Risk is inherent in CGML's business activities, as well as related support functions, and can result in losses.

The objective of Operational Risk Management (ORM) activities is to keep Operational Risk at appropriate levels relative to the characteristics of the Businesses, the markets in which it operates, its capital and liquidity, and the competitive, economic and regulatory environment.

ORM actively participates in various governance forums to ensure the Operational Risk Management Framework (ORMF) is fully embedded in CGML's day-to-day management activities and provides independent risk review and challenge.

Operational Risk Management Framework

Citi has an established Global Operational Risk Management Framework which is consistent and aligns with the Enterprise Risk Management Framework (ERMF) and is complemented by the CGML Risk Management Framework Addendum. The above-mentioned frameworks are made up of a hierarchy of policy documents that supports effective and efficient Operational Risk Management practices by setting the minimum requirements for consistent identification, measurement, monitoring, control, and reporting of Operational Risk across Citi.

Within the ORMF, common definitions and taxonomies are maintained and deployed to enable consistent application and categorization. Furthermore, the ORMF provides guidance on the governance structures, management committees and the enabling of key roles that support effective management of Operational Risk.

Operational Risk Governance

CGML manages Operational Risk on a day-to-day basis through the Lines of Defence approach. The First Line of Defence (1LoD) owns and manages the risks arising from the execution of their business activities and is comprised of the Front-Line Units and Front-Line Activities.

Responsibility for oversight and challenge of the 1LoD risk management activities sits with the Second Line of Defence (2LoD), through Independent Risk Management (IRM), led by the UK Chief Risk Officer (CRO). With support from the Operational Risk Management function responsible for overseeing and challenging the management of Operational Risk in CGML.

CGML's Internal Audit function makes up the Third Line of Defence (3LoD) who provide independent and objective assurance that risk management, governance, and internal controls are functioning properly to help CGML achieve its objectives.

CGML's Operational Risk Governance is supported by CGML's specific governance structures, resources, and processes. The CGML Risk Committee reviews and approves the overall approach to Operational Risk Governance. The UK Business Risk & Controls Committee is responsible for reviewing, challenging, and escalating key Operational Risk matters, ensuring alignment with Risk Appetite thresholds. Clear reporting and escalation paths are defined, ensuring accountability and timely communication of risk-related issues.

29.   Financial instruments and risk management (continued)

Reputation and Franchise Risk and New Products or Services

A Citi-wide (including a Cluster-based) Reputational Risk Committee reviews practices involving reputational or franchise issues. These committees review whether Citi's business practices have been designed and implemented in a way that meets the highest standards of professionalism, integrity, and ethical behaviour.

Additional committees ensure that product risks are identified, evaluated, and determined to be appropriate for Citi and its customers, and safeguard the existence of necessary approvals, controls, and accountabilities.

The New Activity Committee (NAC) is designed to ensure that significant risks, including reputational and franchise risks, for new products, services, or complex transactions, are identified and evaluated, determined to be appropriate, properly recorded for risk aggregation purposes, effectively controlled, and have accountabilities in place.

Country Risk

Country risk is the risk that an event in a country (precipitated by developments within or external to that country) will impair the value of Company's franchise or will adversely affect the ability of obligors within that country to honour their obligations to Citi. Country risk events may include sovereign defaults, banking defaults or crises, currency crises and/or political events.

The country designation in Citi's risk management systems is based on the country to which the client relationship, taken as a whole, is most directly exposed with regard to economic, financial, socio-political or legal risks. This includes exposure to subsidiaries within the client relationship that are domiciled outside of the country.

Citi assesses the risk of loss associated with certain of the country exposures on a regular basis, with the country concentration triggers reviewed as and when economic performance is viewed as deteriorating. These analyses take into consideration alternative scenarios that may unfold, as well as specific characteristics of the Company's portfolio, such as transaction structure and collateral and the Company's exposure in these countries may vary over time, based upon its franchise, client needs and transaction structures.

Pension Risk

The Company's defined benefit schemes are measured on an actuarial basis, with the key assumptions being inflation, discount rate, mortality, and investment returns. Return on assets is an average of expected returns weighted by asset class.

Mortality assumptions are based upon the relevant standard industry and national mortality tables. Discount rates are based on specific corporate bond indices which reflect the underlying yield curve of each scheme. Management judgement is required in estimating the rate of future salary growth. All assumptions are unbiased, mutually compatible and based upon market expectations at the reporting date.

Further information about the Company's Pension schemes is contained in Note 8 'Pension'.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

30.   Capital management (unaudited)

As a UK regulated entity, CGML is required to hold sufficient regulatory capital to meet its Individual Capital Guidance, CRDV buffers and any applicable buffers mandated by the PRA. The Company monitors its CET1, Tier 1, total capital ratios and overall capital adequacy daily. The externally mandated regulatory requirements also form part of the Company's internal capital management toolkit, with capital management constituting a key focus for a number of internal committees, in particular the UK ALCO. CGML's capital management framework encompasses a set of internal limits and escalations, defined using a red-amber-green structure. In accordance with these escalations, specified actions are taken and the responsible people are notified at each stage. In addition, the UK ALCO is kept informed of any trigger breaches. CGML also has in place a risk appetite framework to manage the risks to which it is exposed through its business activities: these are both quantitative and qualitative.

During 2025, CGML remained in compliance with all externally imposed capital requirements. Quantitative details of CGML's regulatory capital position are included in Section 4 of the Strategic Report.

The capital management of CGML is further explained in its Basel Pillar III disclosures document, which can be found at http://www.citigroup.com/citi/investor/reg.htm.

31.   Registered charges

The Company has granted to various banks and other entities a number of fixed and floating charges over certain holdings in securities, properties, collateral and monies held by or on behalf of such banks or other entities.

32.   Other commitments

a)   Financial guarantees

As at 31 December 2025, the Company had $45 million (2024: $28 million) of unsecured letters of credit and financial guarantees outstanding from banks to satisfy various collateral requirements.

b)   Capital commitments

As at 31 December 2025, the Company had no capital commitments (2024: $nil).

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

33. Related party transactions

The Company is a wholly owned subsidiary undertaking of CGMHBL, which is incorporated in the Bahamas. The largest group in which the results of the Company are consolidated is that headed by Citigroup Inc., which is incorporated in the United States of America. The Company defines related parties as the Board of Directors, senior management, their close family members, parent and fellow subsidiaries and associated companies.

A number of arm's length transactions are entered into with related parties. Various services are provided between related parties and these are also provided at arm's length.

Key management personnel compensation comprised of the following:

	2025 $ Million	2024 $ Million
Remuneration		
Short-term employee benefits	29	19
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payment	13	14
	42	33

At 31 December 2025, the number of the key personnel was 33 (2024: 36). The remuneration of the key personnel included in the above figures are for CGML Directors and Senior Managers.

Short-term employee benefits comprise salary, role based allowance, incentive compensation in the form of cash payable within twelve months, and other non-monetary benefits such as medical care, housing and cars.

Post-employment benefits include employer paid to pension funds and life insurance. Other long-term benefits include deferred cash incentive compensation which would be payable after twelve months. Termination benefits include severance payments. Share-based payments comprise of share based incentive compensation which would be payable at any period.

33. Related party transactions (continued)

The table below summarises balances and transactions with related parties:

2025	Immediate parent company $ Million	Subsidiaries $ Million	Other related parties $ Million
Assets			
Financial assets at amortised cost			
– cash at bank	—	—	1,717
– collateralised financing transactions	—	1,423	74,161
Financial assets mandatorily at fair value through profit or loss			
– derivatives	—	4,537	88,982
– inventory	—	—	—
– equity securities held for investment	—	—	—
Financial assets designated at fair value through profit or loss	—	5,032	6,223
Investments in subsidiary and related undertakings	—	5,330	—
Pension asset	—	—	—
Other assets	—	1,755	12,750
Liabilities			
Financial liabilities at amortised cost			
– bank loans and overdrafts	—	—	1,009
– collateralised financing transactions	—	4,845	54,089
Financial liabilities mandatorily at fair value through profit or loss			
– derivatives	—	6,999	92,598
– securities sold but not yet purchased	—	56	—
Financial liabilities designated at fair value through profit or loss	—	32,201	4,164
Other liabilities	—	274	9,408
Subordinated loans	—	—	11,900
Guarantees and commitments	—	—	—
Income statement			
Fee and commission income	—	20	(15)
Net dealing income /(expense)	—	(49)	815
Interest receivable	—	124	2,581
Interest payable	—	(281)	(3,226)
Operating expenses	—	(5)	(719)
Net finance income on pension	—	—	—
Other income	—	—	—

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

33. **Related party transactions** (continued)

2024	Immediate parent company $ Million	Subsidiaries $ Million	Other related parties $ Million
Assets			
Financial assets at amortised cost			
– cash at bank	—	—	1,473
– collateralised financing transactions	—	912	72,481
Financial assets mandatorily at fair value through profit or loss			
– derivatives	—	3,683	94,920
– inventory	—	—	19
– equity securities held for investment	—	—	—
Financial assets designated at fair value through profit or loss	—	4,541	3,110
Investments in subsidiary and related undertakings	—	5,330	—
Pension asset	—	—	—
Other assets	—	791	5,103
Liabilities			
Financial liabilities at amortised cost			
– bank loans and overdrafts	—	—	1,818
– collateralised financing transactions	—	5,960	46,165
Financial liabilities mandatorily at fair value through profit or loss			
– derivatives	—	5,311	96,705
– securities sold but not yet purchased	—	43	—
Financial liabilities designated at fair value through profit or loss	—	24,466	3,267
Other liabilities	—	403	6,938
Subordinated loans	—	—	10,300
Guarantees and commitments	—	—	—
Income statement			
Fee and commission (expense)/ income		(13)	(94)
Net dealing expense	—	3,429	2,232
Interest receivable	—	347	3,172
Interest payable	—	(381)	(4,745)
Operating expenses	—	3	(670)
Net finance income on pension	—	—	—
Other income	—	—	—

No provisions have been recognised (2024: $nil) in respect of doubtful debts related to the amount of outstanding balances and no expense has been recognised during the year (2024: $nil) in respect of bad or doubtful debts due from related parties.

During 2025 and 2024, the Company made no capital contribution to its subsidiaries. As at 31 December 2025, the other equity instruments of CGML consist of $4,300 million of Additional Tier 1 Notes to Citicorp LLC.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

34. Events after the reporting period

At the date on which these financial statements were approved, there were no other significant events affecting the Company since the year end.

35. Group structure

The Company's immediate parent undertaking is Citigroup Global Markets Holdings Bahamas Limited (CGMHBL), a company registered at Ocean Centre, Montagu Foreshore, East Bay Street, and P.O. Box N3247, Nassau, Bahamas. The Company's ultimate parent company and ultimate controlling party is Citigroup Inc., registered at 1209 Orange Street, Wilmington, DE 19801 United States of America.

The audited consolidated financial statements of Citigroup Inc. are made available to the public annually in accordance with Securities and Exchange Commission regulations and may be obtained from
https://www.citigroup.com/citi/investor/sec.htm

36. Revenue analysis

As outlined in the Strategic Report, the Company is Citi's international broker dealer and management reviews its performance by clusters. CGML is generating the majority of its business from the United Kingdom, with the remainder mainly coming from North Asia and North America clusters.

Revenue by Region	Asia North & Australia	International Hub	North America	United Kingdom	Other	Total
	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
2025 Revenues	459	(112)	325	3,141	512	4,325
2024 Revenues	355	(93)	666	2,667	422	4,017
Increase/(decrease) compared to prior year	104	(19)	(341)	474	90	308

37. Country by country reporting

Nature of activities

CGML is headquartered in London and operates globally, generating the majority of its business from the EMEA region, with the remainder coming from business executed with clients in Asia and the Americas.

As at 31 December 2025, the Company had four branch offices and three subsidiaries. The Company's branches in the European Union (EU) were established under the 1993 Investment Services Directive, which has been superseded by the 2005 Markets in Financial Instruments Directive (MiFID). The passported branch is located in the Italy. On 1 July 2023, the Company executed on its strategy to sell its Monaco subsidiary, Citi Global Wealth Management S.A.M. to another Citigroup affiliate.

EU Branches	Branches	Subsidiaries
• Italy (in liquidation)	• Switzerland	• Citigroup Global Markets Funding Luxembourg SCA (Luxembourg)
	• Dubai	• Citigroup Global Markets Funding Luxembourg GP S.a.R.L (Luxembourg)
	• Israel	• Citigroup Global Markets Europe AG (Germany)

The Company is a dealer, market maker and underwriter in equities, fixed income securities and commodities, and provides investment banking and advisory services to a wide range of corporate, institutional and government clients. The Company's trading activities, which are part of Citi's Markets business, encompass cash, exchange-traded and OTC derivative markets. The Company's major counterparties are banks, other investment firms, investment managers, insurers, and hedge funds. The Company does not originate securitisations or engage in leveraged finance transactions as principal. The Company employs a number of specific individuals who hold key roles or have overall responsibility for whole areas of business on UK entities and branches.

As Citi's primary investment firm in EMEA, the Company is the main employer of front office staff in Western Europe. The Company also provides some operational and technology services to other Citi entities, in line with the global technology model used by these businesses. The Company also relies on shared services provided centrally, or by local Citi entities, for which there are various intercompany service agreements.

The Company has in place a dedicated management team and governance structure to establish a cohesive strategy for all relevant businesses and functions. Critical risk and control functions such as finance, risk management, legal and compliance are all managed centrally to ensure compliance with established policies and standards across the Company, irrespective of business location.

CITIGROUP GLOBAL MARKETS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

37.   Country by country reporting (continued)

For the purposes of CBCR, the appropriate disclosures required are summarised below:

Country	Turnover	Profit before Tax	Corporation Tax Paid (on cash basis)	Public Subsidies Received	Average Number of Employees
		2025 ($ Million)			2025
Dubai	12	—	—	—	13
Israel	59	5	2	—	256
Italy	—	—	—	—	—
Switzerland	15	1	—	—	19
United Kingdom	4,239	767	—	—	4,027
Sub - Total	**4,325**	**773**	**2**	**—**	**4,315**
Withholding Tax	—	—	242	—	—
Total	**4,325**	**773**	**244**	**—**	**4,315**

Country	Turnover	Profit before Tax	Corporation Tax Paid (on cash basis)	Public Subsidies Received	Average Number of Employees
		2024 ($ Million)			2024
Dubai	8	—	—	—	10
Israel	65	7	2	—	271
Italy	—	—	—	—	—
Switzerland	13	1	—	—	18
United Kingdom	3,931	833	20	—	4,073
Sub - Total	**4,017**	**841**	**22**	**—**	**4,372**
Withholding Tax	—	—	121	—	—
Total	**4,017**	**841**	**143**	**—**	**4,372**

37.   Country by country reporting (continued)

Basis of preparation

The basis of specific items of disclosure are as follows:

Turnover

Turnover comprises the following lines of the Profit & Loss Account of the Company's audited Financial Statements:
- Commission income and fees;
- Net dealing income;
- Interest receivable; and
- Interest payable.

Profit or (loss) before income tax

Profit and loss before tax is reported in line with the profit and loss before tax as presented in the Income statement on page 31.

Corporation tax paid / (received) (on cash basis)

Represents the total amount of income tax actually paid during the relevant fiscal year by CGML, including its branches in the relevant tax jurisdiction, as well as withholding tax which is an income tax paid by the payer of the income and treated as a payment on account of the recipient's tax liability. The withholding tax has been disclosed separately and where creditable has been offset against the UK corporation tax liability to prevent the same income being taxed twice.

This is distinct from the tax liability on the profit before income tax for the fiscal year, which in some cases is paid in instalments across the current and following year, such that in any year, cash tax paid is made up of part of the current and part of the prior year tax liabilities. These liabilities will depend on a number of factors including the existence of prior year losses which may be available for offset as well as items which may be booked outside of the income statement.

Public subsidies received

The CBCR Regulations do not include a definition of public subsidies received. The Company has determined that this will only include direct support by the Government and that it does not consider central bank interventions or tax incentives such as Research & Development tax credits as public subsidies.

Number of employees

Represents the average number of employees on a full-time equivalent (FTE) basis determined by taking an annual average of monthly total FTE, excluding any agency and contracting staff, under employment contracts in each country.

.